Form 20-F
period 2025-12-31
LEIFRAS Co., Ltd.
filed 2026-04-08
CIK 2030277

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from          to

Commission file number: 001-42877

LEIFRAS Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

LEIFRAS Co., Ltd.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

Ebisu Garden Place Tower Floor 17

4-20-3, Ebisu, Shibuya-ku

Tokyo, Japan

+81-3-6451-1341

(Address of principal executive offices)

Rei Yamamoto, Chief Financial Officer

Telephone: +81-3-6451-1341

Email: r-yamamoto@leifras.co.jp

At the address of the Company set forth above

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one ordinary shares	LFS	The Nasdaq Stock Market LLC

Ordinary shares*		The Nasdaq Stock Market LLC

*	Not for trading, but only in connection with the listing of the American depositary shares on The NASDAQ Stock Market LLC. Each American depositary share represents 10 ordinary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,160,619 ordinary shares as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

*	If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

i

INTRODUCTION

In this annual report on Form 20-F, unless the context otherwise requires, references to:

●	“ADRs” are to the American Depositary Receipts that may evidence the ADSs (defined below);

●	“ADSs” are to the American Depositary Shares, each of which represents one Ordinary Share (defined below);

●	“Apicos” are to Apicos Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Leifras (as defined below);

●	“Companies Act” are to the Companies Act of Japan (Act No. 86 of 2005, as amended);

●	“FINRA” are to the Financial Industry Regulatory Authority;

●	“Japanese yen,” “JPY,” or “¥” are to the legal currency of Japan;

●	“LEIF” are to LEIF Ltd., a joint-stock corporation with limited liability organized under Japanese law and a former wholly owned subsidiary of Leifras (as defined below), which was liquidated on June 28, 2024;

●	“Leifras,” “LEIFRAS,” “we,” “us,” “our,” “our Company,” or the “Company” are to LEIFRAS Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law;

●	“Leifras Travel” are to Leifras Travel Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Leifras;

●	“Ordinary Shares” are to the ordinary shares of LEIFRAS Co., Ltd.;

●	“Regional Collaboration Department” are to Regional Collaboration Department Ltd., a joint-stock corporation with limited liability organized under Japanese law and a wholly owned subsidiary of Leifras;

●	“SEC” are to the U.S. Securities and Exchange Commission;

●	“Sky Earth Sport Co.” are to Hokkaido Tokachi Sky Earth Sport Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law, 100% of the shares of which were transferred to its representative director Mr. Soichiro Kanazawa on April 28, 2024; and

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

This annual report on Form 20-F includes our audited consolidated financial statements for the fiscal years ended December 31, 2025, 2024, and 2023. In this annual report, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in United States dollars. These dollar references are based on the exchange rate of ¥ to United States dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars which may result in an increase or decrease in the amount of our obligations and the value of our assets.

This annual report contains translations of certain ¥ amounts into U.S. dollars at specified rates. Unless otherwise stated, the following exchange rates are used in this annual report:

	December 31,
US$ Exchange Rate	2025	2024	2023
At the end of the year - ¥	¥1=$0.0064	¥1=$0.0064	¥1=$0.0071
Average rate for the year - ¥	¥1=$0.0064	¥1=$0.0063	¥1=$0.0069

ii

Part I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business and Industry

If we are not able to continue to attract students to enroll and reenroll existing students in our sports schools, our business and prospects will be materially and adversely affected.

For the fiscal years ended December 31, 2024 and 2025, we derived 56.54% and 53.08% of our total revenue, respectively, from the membership fees our sports school students paid to us. In addition, for the fiscal years ended December 31, 2024 and 2025, we derived 18.49% and 17.39% of our total revenue, respectively, from the events we organized primarily for our sports school students.

The success of our sports school business depends substantially on the number of students enrolled in our sports schools. While we enter into monthly or annual membership contracts with our students and their parents, the students may not renew these contracts. Therefore, our ability to continue to attract new students to enroll and to reenroll our existing students without significantly decreasing membership fees or increasing membership fee discounts in our sports schools is critical to the continued success and growth of our business. Our ability to attract and retain students depends mainly on the membership fees we charge, the convenience of the locations of our facilities, the infrastructure of our sports schools, the quality of our sports coaching as perceived by our existing and potential students, the relationships among our professional coaches and students and parents, and our sales and marketing strategies. These factors are affected by, among other things, our ability to (i) respond to increasing competitive pressures, (ii) develop new courses and enhance existing courses to respond to changes in market trends and student demands, (iii) expand our school network and geographic footprint, (iv) recruit, train, and retain qualified coaches, (v) manage our growth while maintaining consistent and high physical education quality, (vi) develop our relationships with professional sports teams in Japan, and (vii) market our sports school business effectively to a broader base of prospective students; as well as things beyond our control, such as (i) the outbreak of a pandemic, (ii) Japan’s overall economic situation, and (iii) the rising competition from our competitors. Furthermore, our ability to attract parents and students also depends on our ability to provide sports coaching that is perceived as embodying the culture that our competitors do not embrace in Japan, which rejects the victory supremacy that prevails in traditional youth sports teams and school club activities. However, it is equally likely that this education philosophy may not be accepted by the market anymore at some point in the future.

If we are unable to continue to attract students to enroll or reenroll in our sports schools, our net revenue may decline, which may have a material adverse effect on our business, financial condition, and results of operations. For example, unlike many competitors, we enter into long-term and full-time employment agreements with our coaches. In the event that student enrollments fall, we may have a substantial labor surplus and need to reduce our workforce, which will have a material and adverse impact on our growth and morale.

Our substantial indebtedness could materially and adversely affect our business, financial condition, results of operations, and cash flows.

As of December 31, 2025, we had JPY100,000,000 ($637,755) of short-term loans, JPY151,030,000 ($963,202) of current portion of long-term loans, and JPY24,422,000 ($155,753) of long-term loans outstanding. Additionally, in January 2026, we issued JPY200,000,000 ($1.3 million) of unsecured corporate bonds to fund our business operations.

The amount of our debt could have significant consequences on our operations, including:

●	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes as a result of our debt service obligations;

●	limiting our ability to obtain additional financing;

●	limiting our flexibility in planning for, or reacting to, changes in our business, the industry in which we operate, and the general economy;

●	increasing the cost of any additional financing; and

●	limiting the ability of our subsidiaries to pay dividends to us for working capital or return on our investment.

Any of these factors and other consequences that may result from our substantial indebtedness could have a material adverse effect on our business, financial condition, results of operations, and cash flows impacting our ability to meet our payment obligations under our debts and our other cash flow needs. Our ability to meet our payment obligations under our outstanding indebtedness depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control.

If we are not able to maintain the diversity and quality of our sports school class offerings, our business and prospects will be materially and adversely affected.

Currently, we operate 13 sports schools, from soccer school “Liberta” and baseball school “Porte” to rhythmic karate school “Quore” and kendo school “Kokoro.” We have been spending and will continue to spend efforts in designing courses that cater to the various needs of different age groups and sports capability levels. These efforts have expanded our client base, contributed to our client loyalty, and enabled us to explore adjacent business areas. We have also been enhancing and will continue to enhance all aspects of our class offerings, including the quality of our coaches, content, infrastructure, and operational efficiency, in order to maintain our high educational standards and drive premium membership fees and other fees. However, there is no guarantee that we will be able to successfully maintain our current level of class offering diversity or quality without incurring substantial additional expenses, or at all. The diversity and quality of our class offerings is impacted by, among other things, our ability to (i) enroll enough students in each sports school, (ii) recruit, train, and retain qualified coaches for each sports school, (iii) identify and secure appropriate sites for each sports school, and (iv) generate enough cash flow to fund course development and improvement efforts. If insufficient students enroll in a particular course, we may have to suspend or close a sports school and thus, compromise our class offering diversity and customer loyalty. If we cannot maintain the quality of our class offerings, students and parents may choose not to renew their memberships with us. As such, failure to maintain the diversity and quality of our class offerings will materially and adversely impact our sports school business and prospects.

If we fail to develop and introduce new sports schools and new classes in anticipation of market demand in a timely and cost-effective manner, our competitive position and ability to generate revenue may be materially and adversely affected.

Since inception, the primary focus of our sports school business has been on sports coaching. We have since expanded our class offerings to 13 sports schools, including cheerleading, dancing, and table tennis. We intend to continue developing new sports schools and classes in anticipation of market demand. While the introduction of new sports schools has substantially contributed to our market share in recent years—for example, membership in dance and cheerleading schools has grown steadily in recent years—it is subject to risks and uncertainties that we may not be familiar with. Unexpected technical, operational, logistical, regulatory, or other problems could delay or prevent the introduction of one or more new sports schools and classes. Moreover, we cannot assure you that any of these new sports schools and classes will match the quality or popularity of our existing courses or those developed by our competitors, achieve widespread market acceptance, or generate the desired level of income for our business.

Offering new sports schools and classes requires us to make investments in content development, recruit and train additional qualified coaches and teaching assistants, increase marketing efforts and re-allocate resources away from other uses. We may have limited experience with the content of new sports schools and classes and may need to spend substantial efforts in modifying our systems and strategies to incorporate new sports schools and classes into our existing offerings. Furthermore, we may experience difficulties in recruiting or otherwise identifying qualified coaches to develop the content for these new sports schools and classes. If we are unable to offer new sports schools and classes in a timely and cost-effective manner, our competitors will gain a substantial competitive advantage in a new business area, and our results of operations and financial condition could be adversely affected.

We have a limited operating history in social business, which makes it difficult to predict our future business prospects and financial performance.

We launched our social business in 2007 and started to focus on school club support services in collaboration with municipalities and public schools in 2013. During the fiscal years ended December 31, 2024 and 2025, the revenue generated from our social business was approximately JPY2,385.4 million ($15.2 million), and JPY3,168.3 million ($20.2 million), respectively, accounting for approximately 23.1% and 27.0% of our total revenue for those periods, respectively. Given our limited operating history in school club support services, we cannot assure you that our business model will be successful or that we will be able to promptly adjust our operating model from time to time. We cannot assure you that the municipalities and public schools that we are in collaboration with will enter into new outsourcing agreements with us when the current agreements terminate. In addition, we have limited experience in operating other services that we provide under the social business sector, including after-school daycare services and elderly healthcare. We have encountered, and may continue to encounter in the future, risks, challenges, and uncertainties associated with the development of our social business, such as maintaining and developing relationships with municipalities and public schools, managing complex projects, retaining existing customers and attracting potential customers, addressing regulatory compliance and uncertainty, engaging, training, and retaining high-quality employees, and building brand reputation and awareness. Furthermore, we may have limited insights into trends that affect our business and may make mistakes in predicting and reacting to market trends or the evolving needs of our customers. If we do not manage these risks and challenges successfully, our operating and financial results may differ materially from our expectations and our business and financial performance may suffer. Furthermore, our recent results of operations in this business may not serve as an adequate basis for evaluating our prospects and results of operations, including gross billings, net revenue, cash flows, and operating margins for our social business.

Competition in the youth sports education market could reduce enrollments, increase our cost of recruiting and retaining students and coaches, and put downward pressure on our membership fees and profitability.

The youth sports education markets in Japan are fragmented and highly competitive, and the competition has become more severe in recent years due to the falling birthrate and the resulting population decline, among other reasons. We face competition from other sports schools in the locations in which we operate that target elementary school children, who constitute approximately 87% of our sports school members. Some of our existing and potential competitors may be able to devote greater resources than we can to the development of courses and offer courses similar to or better than those offered by us, have access to more funds, be more prestigious or well-regarded within the sports coaching community, have more conveniently located venues with better infrastructure or charge lower membership fees, and respond more quickly to changes in students’ and parents’ demands, market needs, or new technologies. Moreover, our competitors may increase capacity in any of our markets to an extent that leads to an over-supply. If we are unable to differentiate our sports schools from those of our competitors and successfully market our sports schools to parents and students, we may face competitive pressures that reduce enrollments, which could substantially increase the venue rental cost and labor cost per student. Furthermore, if our enrollments fall, we may be required to reduce our membership fee or increase spending in order to attract and retain students, which could materially and adversely affect our business, prospects, results of operations, and financial condition.

We cannot assure you that we will be able to maintain our competitive advantage in the future. Our current or potential competitors may leverage their brand recognition, industry experience, and networking resources to compete with us. As a result, the municipalities and public schools we are in collaboration with may grant our current contracts with them to our competitors in the future.

We cannot assure you that we will be able to compete successfully against our current or future competitors. Certain things are beyond our control. For example, although our approach to sports education emphasizes the development of non-cognitive skills and our courses are dedicated to eliminating the victory supremacy that has been prevalent in traditional youth sports teams, this education philosophy may not be accepted by parents and students anymore at some point in the future. If we are unable to maintain our competitive position or otherwise respond to competitive pressures effectively, we may lose our market share, our profits may decrease, and we may be adversely affected.

Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability, and cause us to incur substantial costs.

As of the date of this annual report, no fatal accidents or serious accidents have occurred on our premises since the opening of our first sports school. However, we cannot assure you that we will be able to keep the current safety record as our business expands in the future, considering that approximately 87% of our sports school members are elementary school students. For example, we emphasize the role played by interactions among different age groups in enhancing cooperation and empathy among students. We also organize seasonal camps three times a year where students practice sports together, are guided to cook, and prepare bedding for themselves. The nature of such interactions and activities substantially increases the likelihood of injury, both physical and emotional, suffered by our students. In the event of accidents, injuries, or other harm to students or other people on our premises, including those caused by or otherwise arising from the actions of our employees on our premises, our facilities may be perceived to be unsafe, which may discourage prospective students from attending our schools. We may be held responsible for the health and safety of our students and staff. If personal injuries or accidents occur, we may face claims from parents, government officials or other parties alleging that we were negligent, provided inadequate supervision, or were otherwise responsible for causing injury. We may also face allegations that teachers or other personnel committed unlawful acts. The occurrence or alleged occurrence of these events and others that impact our students or staff could expose us to financial liability or harm our reputation, even if we are not at fault. This would be especially true if the potential liability exceeds our insurance coverage. A successful liability claim against us for injuries or other harm suffered by students, employees, or other people could materially and adversely affect our reputation and results of operations. Even if such a claim is unsuccessful or unwarranted, it could divert management attention from our operations, cause us to incur substantial costs in defending the claim, and harm our reputation, all of which could materially and adversely affect our business, prospects, results of operations, and financial condition.

Our management has a limited history of managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operation or profitability could be materially and adversely affected.

Other than during the fiscal year ended December 31, 2020, in which our revenue was impacted by the COVID-19 pandemic, our business has grown steadily over the years. In particular, we have experienced high growth in our sports school business, and we have become one of the leading providers of school club support services in Japan. In recent years, we have also ventured into new business areas, such as elder healthcare and after-school daycare, and capitalized on our brand recognition by selling affiliated sports brand wear. We are actively seeking acquisition opportunities of other sports education businesses that syndicate with our current business to ensure talent acquisition and market share. We are also planning to develop educational applications that combine information technology and non-cognitive methods to enable distance learning by acquiring other companies. Since our management has limited or no history in operating those new businesses, we cannot assure you that our future operation of those businesses will be successful. Furthermore, there are significant risks associated with our ability to continue to grow and our growth rate may decline for reasons that are beyond our control, such as changing consumer needs and preferences, evolving industry standards and competitive landscape, emergence of alternative business models, outbreaks of pandemics and occurrences of natural disasters, actions taken by governments, businesses, and individuals in response to pandemics and natural disasters, or adverse changes in laws, regulations, government policies, and general economic conditions. We may face challenges in interpreting and complying with applicable laws and regulations governing our industry, and we may not be able to effectively monitor our employees’ compliance in a timely manner. Therefore, there is no assurance that we will be able to maintain our historical growth rates in future periods, and our historical operating and financial results may not be indicative of our future performance.

As we continue to grow rapidly, the complexity of our operations may further increase, and we may encounter greater challenges in implementing our managerial, operating, and financial strategies in order to keep up with our growth. The major challenges in managing our business growth include, among other things:

●	attracting and retaining customers with high-quality services that cater to their evolving needs and preferences.

●	increasing our brand awareness;

●	maintaining and upgrading our various class offerings in a cost-effective manner;

●	attracting, training, and retaining a growing workforce to support our operations, especially in those new business areas;

●	implementing a variety of new and upgraded internal systems and procedures as our business continues to grow;

●	ensuring that our centralized recruiting, training, and program developing system continues to allow us to train our coaches effectively;

●	building and maintaining our relationships with both private and public sector customers;

●	identifying and securing appropriate sites and timely developing and expanding our operations in existing and new markets;

●	achieving synergy in future mergers and acquisitions;

●	enhancing our knowledge management system and capitalizing on our industry know-how; and

●	adapting to changing regulatory and economic environments.

All efforts to address the challenges of our growth require significant managerial, financial, and human resources. Our current and planned personnel, systems, procedures, and controls may not be adequate to support our future operations. If our management cannot manage our growth or execute our strategies effectively, we may not continue to achieve the growth we expect, and our results of operations or profitability may be materially and adversely affected.

If we are unable to recruit, train, and retain qualified and experienced coaches who embody our culture, we may not be able to grow or successfully operate our business.

Our coaches are critical to maintaining the quality of our sports courses and our reputation. For a detailed discussion of how our full-time coaches contribute to high-quality courses and long-lasting relationships with students, parents, and schools, please see “Item 4. Information on the Company—B. Business Overview—Sports School Business—Professional Coaches.” We seek to hire highly qualified coaches with rich industry experience and strong teaching skills. However, in Japan, with a declining workforce due to the falling birthrate and aging population, intensifying competition among companies for specialized talent and rising labor costs may significantly increase the difficulty of securing the necessary talent with those attributes, and we must provide competitive compensation packages to attract and retain our qualified coaches. We must also provide ongoing training to our coaches to ensure that they stay abreast of our culture and core values, changes in curriculum, student demands, safety precautions, industry standards, and other trends necessary to teach safely and effectively.

We have not experienced major difficulties in recruiting, training, or retaining qualified coaches in the past. Our coaches have demonstrated high loyalty as evidenced by our annual retention rate of approximately 87.3% and 86.2% in the past two fiscal years. We are providing our coaches with full-time employee benefits, as well as a competitive performance-based compensation package. However, we may not always be able to recruit, train, and retain enough qualified coaches in the future to keep pace with our growth and maintain consistent teaching quality. For example, we centralize our training efforts so that each coach can receive consistent training. However, our centralized training system may not be able to adapt to the specific needs of each coach at each facility. Moreover, although regular customer feedback and open communication provide the benchmark for our training, information gaps may still be unavoidable. A shortage of qualified coaches meeting our customers’ expectations, a decrease in the quality of our coaches’ classroom performance, whether actual or perceived, or a significant increase in compensation to retain qualified coaches would have a material adverse effect on our business, financial condition, and results of operations.

Our growth also heavily relies on qualified coaches who understand and appreciate our culture, are able to represent our brand effectively, and establish credibility and long-lasting relationships with our customers. Our growth strategy will require us to attract, train, and assimilate even more such employees. If we are unable to hire and retain employees capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and values, understanding of our customers, patience with children, and knowledge of the services we offer, our ability to expand our business may be impaired, the performance of our existing and new business could be materially adversely affected, and our brand image may be negatively impacted. Furthermore, our efforts to retain and develop personnel may also result in significant additional expenses that could adversely affect our business and results of operations.

We employ a team of long-term and full-time coaches, and this makes our employment policy less flexible, which may materially and adversely impact the business and operations of our Company.

Unlike many competitors who rely on part-time staff to minimize labor costs, we believe a team of long-term, full-time coaches contributes to high-quality classes and long-lasting relationships with students, parents, and schools. We offer our coaches full-time employee benefits, as well as a competitive performance-based compensation package. As we believe that developing and maintaining highly capable and motivated coaches is critical to our success, we continuously devote significant efforts to recruiting, training, and managing high-quality coaches. As of December 31, 2025, we had a total of 1,055 full-time employees.

Generally, subject to extensive procedural and substantive requirements, it is substantially harder for us to terminate an employment agreement with our employee. For a detailed discussion of the employment agreements, we enter into with our employees and Japanese labor laws and policies, please see “Item 4. Information on the Company—B. Business Overview—Employees.” In the event that a particular sports school turns out to be unprofitable and we decide to close it, we will not be able to recover the sunk cost we have already incurred in recruiting and training our coaches. We may incur substantial relocation and training fees, if we decide to provide the impacted coaches with alternative employment arrangements. We may also incur substantial severance fees if we decide not to hire the impacted coaches anymore. Either of those events will materially and adversely impact the business and operations of our Company.

If we are unable to attract, develop, retain, or replace our senior management or key personnel, our business, financial condition, and results of operations may be adversely affected.

We are dependent upon the continued skills, ability, and experience of our senior management and key personnel who have substantial experience with our operations. Many of our key personnel have worked for us for a significant amount of time or were recruited by us specifically due to their industry experience. We place substantial reliance on the physical education industry experience and knowledge of our senior management team, as well as their relationships with other industry participants. Mr. Kiyotaka Ito, our Chief Executive Officer, Mr. Mitsuharu Yazawa, our Chief Financial Officer, and Mr. Takamichi Kon, our Chief Operating Officer, are particularly important to our current and future success due to their substantial experience, competency, and reputation in the physical education industry in Japan.

We have in the past, and may in the future, experience changes in our senior management or key personnel for a variety of reasons, including restructuring, medical problems, retirement, and resignations. Our employment agreements with full-time employees allow them to terminate the agreements with a 60-day advance notice only. If one or more members of our senior management team or key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all. We do not currently carry any key man insurance against such risks. Our inability to attract and retain qualified senior management or key personnel in a timely manner could materially adversely affect our business, prospects, results of operations, and financial condition.

In addition, our senior management or key personnel could leave us to join our competitors with our current customers, industry know-how, and their networking resources. Although we enter into confidentiality and non-compete agreements with our employees before they leave our Company, such employment arrangements are not mandatory to our employees and may not be legally enforceable to its full extent. Losing our senior management or key personnel to our competitors may put us at a competitive disadvantage and cause substantial disruption and uncertainty to the execution of our future growth strategies.

We have had customer concentration, with a limited number of customers accounting for a significant portion of our total revenue.

For the fiscal year ended December 31, 2023, the Nagoya City Board of Education, which is a municipality in the public sector, accounted for 12.8% of the Company’s total revenue. For the fiscal years ended December 31, 2024 and 2025, no customer accounted for more than 10% of the Company’s total revenue. For material terms of our agreements with the Nagoya City Board of Education, see “Item 4. Information on the Company—B. Business Overview—Social Business—School Club Support—Case Study: Nagoya City.”

There are inherent risks whenever a large percentage of revenue is concentrated with a limited number of customers. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers in the end-user marketplace. In addition, revenue from our top customers may fluctuate from time to time based on the commencement and completion of projects, the timing of which may be affected by market conditions or other factors, some of which may be outside of our control. Further, some of our contracts with our top customers permit them to terminate our services at any time (may subject to notice and certain other provisions). Any such development could have an adverse effect on our margins and financial position and would negatively affect our revenue and results of operations and/or trading price of our ADSs.

We provide services to municipalities as well as other governmental authorities. As a result, the nature of governmental bidding process and the change in public educational policies and governmental budgeting could decrease the amount of revenue we generate, thereby adversely impacting our business, results of operations, and financial condition.

In our social business, we provide services to municipalities as well as other governmental authorities, such as the Japan Sports Agency. We acquire these customers through the public bidding process. After winning the bid, we enter into contracts with such customers. In general, such contracts are based on a conventional government procurement contract template. We, therefore, may have little bargaining power over the terms of the contracts with these customers. Additionally, if these governmental customers lower their budgets relating to education or school clubs or discontinue certain educational policies favorable to our business, our revenue from these customers may be negatively affected, thereby adversely impacting our business, results of operations, and financial condition.

Our growth in school club support services stems from our decade-long expertise in the sports school business, establishing us as a pioneering player in extracurricular activities outsourcing business. Successful bidding records with other governmental authorities in public procurement is one of the determinative factors an authority may take into consideration when selecting a winning bidder. Therefore, our well-established track record with several municipalities helps us maintain a competitive position, increase the probability of being invited to government bids, and enhance our successful bidding rate. However, if our market share were to decline, we may no longer enjoy the benefits of being a first mover, potentially leading to a decrease in revenue.

We do not own any sports facilities but pay for the usage of public facilities and private venues for our sports schools, but the legality of the usage of public facilities remains unsettled.

We use public facilities, such as schools, parks, and gymnasium, and private venues, and, in some cases, pay facility usage fees to operate children’s sports schools. Although we have never used public facilities without permission of the facility managers and have always conducted our activities with the necessary regulatory approval, commercial use of public sports facilities in Japan is not always allowed. Furthermore, there is no uniform law providing guidance on what constitutes commercial use of public facilities, and regulations vary by municipalities and individual facilities. In some cases, whether a usage is deemed to be commercial is subject to the discretion of the managers of each facility.

Although the Japanese government and relevant laws, including the Sport Promotion Act of Japan, encourage municipal governments to allow public facilities to be used for sports activities, the law and regulations regarding usage of public facilities remain fragmented and are subject to future change. In the event that we can no longer lawfully use public sports facilities for our sports school business, and we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

We cannot assure you that we would be able to find a replacement sports facility without incurring substantial additional cost or increase in the usage fees payable by us. If the usage fee is substantially higher than the current rate, or currently existing favorable terms granted by the public facilities are not extended by private sports facilities, our business and results of operations may be materially and adversely affected. If we are unable to find replacement sites, we will have to discontinue or relocate our sports school classes, which could subject us to additional costs, expenses, risks, and loss of existing customers, and could have a material adverse effect on our reputation and results of operations. In addition, the relocated sports schools may not perform as well as the existing sports schools.

We lease a substantial amount of space and are required to make substantial lease payments under our operating leases. Any failure to make these lease payments when due would likely harm our business, financial condition, and results of operations.

We lease the premises of a majority of our offices and after-school daycare service centers. As we expand our businesses, our lease expenses and our cash outlays for rent under our lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

●	requiring that an increased portion of our cash from operations and available cash be applied to pay our lease obligations, thus reducing liquidity available for other purposes;

●	increasing our vulnerability to adverse general economic and industry conditions;

●	limiting our flexibility to plan for or react to changes in our business or in the industry in which we compete; and

●	limiting our ability to obtain additional financing.

If we decide to close an office or an after-school daycare service center for operating reasons, we may nonetheless remain obligated to perform our obligations under the applicable lease, including, among other things, the obligation to continue paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under that lease.

We depend on our cash flow from operations to pay our lease obligations, finance our capital growth strategy, and fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, we may not be able to achieve our growth plans, fund our other liquidity and capital needs, or ultimately service our lease obligations, which would materially and adversely affect our business.

Unexpected termination of our leases, failure to renew our leases, or failure to renew our leases with acceptable terms could materially and adversely affect our business.

We lease the premises of a majority of our offices and after-school daycare service centers. As a result, we may be subject to compulsory acquisition, closure, or demolition of any of the properties on which our offices and after-school daycare service centers are situated, should the lessors of such properties determine to utilize such properties in a manner contrary to our interests. Although we may receive liquidated damages or compensation if our leases are terminated unexpectedly, we may be forced to suspend operations of the relevant activities at such sites and divert management attention, time, and costs to find new sites and relocate our offices and after-school daycare service centers, which will negatively affect our business and results of operations.

As of the date of this annual report, we are not aware of any actions, claims, or investigations being contemplated by governmental authorities against us or our lessors with respect to the defects in our leased real properties or any challenges by third parties to our use of these properties. However, if any of our leases are terminated as a result of challenges by third parties or governmental authorities for lack of perfection or proof of authorization to lease, we may not be able to protect our leasehold interest and may be forced to relocate the affected offices and after-school daycare service centers, and incur additional expenses relating to such relocation. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected.

We enter into lease agreements with terms from 12 months to 240 months. As of the date of this annual report, 78 out of 78 of our lease agreements for office and facility spaces are subject to an option to renew. Rent for our renewable leases is a fixed amount and is not subject to annual or biennially incremental increases. Under substantially all of our lease agreements, we must pay a renewal fee, typically equivalent to one month’s rent or a certain amount of administrative fee, when renewing such lease agreements. As for those lease agreements that do not contain renewal provisions, we have to renegotiate with the lessors to enter into new lease agreements, and the rent is usually higher than the previous ones. We cannot assure you that we will be able to renew the relevant lease agreements without substantial additional costs or increase in the rental amounts payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be materially and adversely affected. If we are unable to renew the leases for our office and daycare service center, we will have to close or relocate the office or service center, which could subject us to additional costs, expenses, and risks, and loss of existing customers, and will have a material adverse effect on our business and results of operations. In addition, the relocated daycare service center may not perform as well as the existing center.

If we fail to obtain and retain high-profile strategic partnership arrangements, or if the reputation of any of our partners is impaired, our business may suffer.

An important component of our sports school business has been to collaborate with high-profile sports teams throughout Japan, such as Espolada Hokkaido, Rakuten Eagles, and Softbank Hawks, to help us extend the reach of our brand. As of the date of this annual report, we have entered into partnerships with eight Japanese sports teams. Although we have collaborated with several well-known partners in this manner, we may not be able to attract and collaborate with new sports teams in the future, including those who we are in current discussions with. In addition, if the actions of our partners were to damage their or our reputation, our partnerships may be less attractive to our current or prospective students and parents. These relationships are also dependent on a positive working relationship between us and our partners. If a dispute arises between us and any of our partners, or if the relationship becomes damaged, the partnership may not be successful and threaten our ability to continue entering into successful high-profile collaborations in the future. Further, these partnerships may prove ineffective and fail to extend the reach of our brand. They may also have varying effects, if any, on the perception of the brand. Any of these failures by us or our partners could materially and adversely affect our business and revenue.

Any damage to the reputation of any of our schools, whether directly owned or franchised, and our other businesses may adversely affect our overall business, prospects, results of operations, and financial condition.

Our reputation could be adversely affected under many circumstances, including the following:

●	Members of our staff behave or are perceived to behave inappropriately or illegally;

●	Members of our staff fail to appropriately supervise children under their care;

●	We fail to properly deal with an accident or other event that injures our students;

●	We fail to conduct proper checks on members of our staff who come into contact with children;

●	Accidents, pandemics, or other events adversely affect our students;

●	Poor-quality operators use names that create confusion with our businesses or fraudulently use our brand name or the name of one of our businesses;

●	We do not maintain consistent service quality;

●	The classes in our sports schools are not perceived as being sufficiently high quality;

●	We close one or more of our sports schools or terminate our cooperation with one or more municipalities or public schools; and we become subject to litigation or other legal proceedings relating to any of the above or other matters;

●	Franchised sports schools fail to replicate our consistent high-quality class offerings and customer services; and

●	Disputes arise between us and the private companies that we cooperate with in our social business and they elect to not sponsor us anymore.

The likelihood that any of the foregoing occurs increases as we expand our network of sports schools and expand our social business. These events could influence the way our schools are viewed not only by our customers, but also by other constituencies in the sports education industry and the general public. Moreover, an event that directly damages the reputation of, for example, one of our sports schools could adversely affect the reputation and operations of our other sports schools. If our reputation declines, our overall business, prospects, results of operations, and financial condition could be harmed.

Our business depends on the market recognition of our brand, and if we are unable to maintain or enhance our brand recognition, our business, financial condition, and results of operations may be materially and adversely affected.

We believe that the market recognition of our “LEIFRAS” brand has contributed to the success of our business and believe that maintaining and enhancing the reputation of this brand is critical to sustaining our competitive advantage. For a detailed discussion of how our brand has contributed to our success, please see “Item 4. Information on the Company—B. Business Overview—Our Competitive Strengths—Strong market position and respected brand known for high-quality professional education.” Our ability to maintain and enhance our brand recognition and reputation depends primarily on the perceived effectiveness and quality of our sports coaching, sports event organization, and school club support services, as well as the success of our marketing and promotion efforts and the performance of our franchised sports schools. As we continue to grow and expand into new business areas, we may not be able to maintain the quality and consistency of our services as we did in the past. We have devoted significant resources to promoting our schools and brand in recent years, including Internet-based marketing and advertising, traditional media advertising, and in-person flyer distribution.

However, our marketing and promotion efforts may not be successful or may negatively impact our brand recognition and reputation inadvertently. For example, if any governmental authority or competitor publicly alleges that any of our advertisements are misleading, our brand reputation may be adversely impacted. If we are unable to maintain and further enhance our brand recognition and reputation and increase awareness of our business, or if we incur excessive marketing and promotion expenses, our results of operations may be materially and adversely affected. If we are unable to sustain our brand image, we may not be able to maintain our market share, which may further exacerbate the extent of any adverse effect on our results of operations. Furthermore, any negative publicity relating to our Company, or directly owned or franchised sports schools, or our courses and services, regardless of its veracity, could harm our brand image and in turn materially and adversely affect our business and results of operations.

We may fail to manage our relationships with our customers, which may materially and adversely impact our sports school business and prospects.

We believe maintaining a tight bond with our customers enables us to tailor our programs more effectively, ensure that we are meeting the expectations of our customers and ultimately, to retain the continued membership subscriptions from our customers. To achieve that goal, we continuously improve our class offerings and maintain a high level of customer satisfaction through customer feedback communication. Additionally, in the regular course of our sports school business, we assign the same coach to the same group of children who enroll and reenroll in our courses so that the coach and children can form a close friendship. Moreover, we plan to establish a customer success department to further boost our customers’ confidence in our brand and satisfaction with our courses. Despite our efforts described above, our relationships with our customers may be damaged by things beyond our control. For example, our popular coaches may decide to terminate their employment agreements with us. Moreover, children may get seriously injured on our premises, regardless of the causes. In addition, our sales agents may fail to fully explain to our customers the details of a membership discount and cancellation policy. Should any of these events or similar events happen, our customers may lose their trust in our sports schools and decide not to renew their memberships with us, which may materially and adversely impact our sports school business and prospects.

Our results of operations are subject to seasonality and our financial performance in any one interim period is unlikely to be indicative of, or comparable to, our financial performance in subsequent interim periods.

We experience seasonality in our sports school business, mainly reflecting the cycle of school years. Our revenue and expenses and, consequently, our results of operations normally fluctuate as a result of seasonal variations in our business. Specifically:

●	Our sports school classes allow students to enroll in or drop out of a class at any time. Despite this flexibility, we generally experience a lower number of enrollments in the number of memberships around March. These periods coincide with the end of each school year in Japanese schools, which is the time when students finish a school year and start to attend cram schools. From April to June, we typically see an increase in the number of memberships, as students advance to the next grade and start to attend sports classes again. These seasonal fluctuations influence various revenue streams in our sports school business, including registration fees, renewal revenue, and monthly membership revenue.

●	Our sports schools organize three seasonal camps during school vacations in spring, summer, and winter when our sports school enrollment rate typically drops.

●	Our event hosting revenue is influenced by the school holiday periods, notably during March for spring breaks, August for summer vacations, and December to January for winter breaks. These months see upticks in revenue as our event-hosting business capitalizes on the increased student participation.

●	In order to attract and encourage potential new students to enroll in our sports schools and retain current members, we offer no registration fee campaigns every March and April and offer half-price registration fee campaigns every September.

●	A significant portion of our expenses are also seasonal. Due to the nature of our business cycle, a significant amount of selling and marketing expenses are required to cover costs in connection with employment in April; and

●	Our selling and marketing expenses have generally been increasing in absolute amounts during the period from March to June.

Our social business experiences seasonality related to the fiscal year cycles of our customers, including government agencies and municipalities, which begins on April 1 and ends on March 31 each year. Advance payments are made around the end of March by our customers under some contracts. Thus, we typically see increases in advance payment in our social business working capital.

As a result, we expect fluctuations in our revenue and results of operations to continue. These fluctuations could result in volatility and adversely affect our performance, liquidity, and cash flows. As our business grows, these seasonal fluctuations may become more pronounced. We believe that sequential half-yearly comparisons of our financial results may not provide an accurate assessment of our results of operations.

Our businesses are all operated in Japan and a downturn in the Japanese economy may affect consumer’s willingness to spend on extracurricular sports activities, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

As of the date of this annual report, our businesses are all operated in Japan. A downturn in the Japanese economy could adversely impact consumers’ willingness to spend on youth sports education. Factors that could affect consumers’ willingness to spend on youth sports education include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected, and we could experience lower than expected net profits, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. Although the Japanese government is currently implementing an expansionary monetary and fiscal policy, there is no guarantee that this policy will succeed in stimulating consumer spending while maintaining low long-term interest rates or will continue. Recent inflationary pressures and supply shortages are also significantly affecting global and Japanese economic conditions, and inflation in major global economies, potential changes in monetary policy and interest rates and high volatility in global financial markets are expected to continue. Due in part to increased inflation in Japan, in March 2024, the Bank of Japan announced a change in its monetary policy, including the end of its longstanding negative short-term interest rate policy and the end of quantitative and qualitative monetary easing first introduced in 2016, and the impact of this change on economic conditions is uncertain. As of the date of this annual report, interest rates in Japan have experienced a gradual upward trend following subsequent adjustments by the Bank of Japan, and inflationary pressures on labor and operational costs persist throughout the Japanese economy. While the full impact of this change on economic conditions remains uncertain, it has already influenced, and is expected to continue affecting, several aspects of the Company’s operations. These include: (i) major operation costs, such as event hosting expenses and utilities, which have already risen due to an increase in energy prices, are expected to rise further; (ii) salaries and welfare expenses, which constitute a significant portion of the Company’s operation costs, may increase due to national wage hikes influenced by inflationary pressures; (iii) higher interest rates will increase borrowing costs, as the Company relies on loans for expansion and operations; (iv) the Company’s sports school business and social business may be affected, as its customers impacted by inflationary pressures and wage growth disparities may struggle to afford sports classes or after-school daycare services, particularly if their incomes do not keep pace with inflation. In addition, the economic environment in Japan continues to be challenging due to a number of other factors, including longer-term challenges surrounding the impact of unfavorable demographic trends such as the declining birthrate and the decline and aging of the overall population. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our services and their prices.

We rely on consumer discretionary spending and public funding, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and results of operations are subject to global economic conditions and their impact on consumer discretionary spending and public funding. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices, and general uncertainty regarding the overall future of the political and economic environment. Parents’ purchases of discretionary items, such as children’s sports memberships and sportswear sold by us, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Municipalities and public schools in Japan are less likely to outsource their school club activities and renew their outsourcing agreements with us when there is a substantial reduction in the availability of public funding caused by economic downturn. The happening of any of the events above could have a material and adverse effect on our business, results of operations, and financial condition.

Our operations are subject to natural disasters, pandemics, adverse weather conditions, operating hazards, and labor disputes.

During the fiscal years ended December 31, 2024, and 2025, and during the period between December 31, 2025 and the date of this annual report, the COVID-19 pandemic has not had a material adverse effect on our business, results of operations, or financial condition. However, if an epidemic or other outbreak of disease occurs, parents may withdraw their children from sports schools to protect them from the possibility of infection, faculty and staff may become ill or avoid coming to work in order to protect themselves from the outbreak, or the government may order public schools that we are in collaboration with to close and strictly limit the size and frequency of gatherings in order to contain the pandemic or outbreak. That could materially adversely affect our business operations, including temporary closures of our sports schools, interrupting our school club support business, and cancelling our scheduled events held for our students. Similarly, the occurrence of natural disasters or unanticipated catastrophic events could result in material disruptions to our businesses. Natural disasters, such as major typhoons, floods, fires, and earthquakes, could force us to close our sports schools temporarily or for an extensive period. Typhoons and earthquakes are common in the areas in which our operations are located, and the severity of such natural disasters is unpredictable. Japan is located in an active seismic zone, so earthquakes are an important issue that has a significant impact on the entire country.

To the extent that any such interruptions are not covered by our insurance, our business and results of operation could suffer, and it may take a significant amount of time for our business to recover to previous levels of student enrollment and revenue.

If we fail to identify, recruit, and contract with qualified franchisees and manage the risks inherent in franchising our businesses, our ability to open new franchised sports schools and increase our revenue could be materially and adversely affected.

During the fiscal years ended December 31, 2024 and 2025, we derived 0.45%, and 0.42% of our total revenue from royalty fee payments, respectively. The opening of additional franchised sports schools depends, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. Although we have developed criteria to evaluate and screen prospective franchisees, our franchisees may not ultimately have the business acumen or be able to access the financial or management resources that they need to open and successfully operate the sports schools contemplated by their franchise agreements with us. Although franchisees receive from us extensive support, including management guidance, know-how, market research, recruitment support, advertising, and call center services, they may still be unable to replicate our consistent high-quality class offerings and customer services. Franchisees may in the future elect to cease to renew their franchise agreements with us for reasons beyond our control and applicable franchise laws may limit our ability to terminate or modify those franchise agreements. Franchises may also misuse our industry know-how and take away our clients without our permission. If we are unable to recruit suitable franchisees, or if franchisees are unable or unwilling to open new sports schools as planned, or if we cannot successfully manage the risks inherent in franchising our businesses, our growth may be slower than anticipated, which could materially and adversely affect our ability to increase our revenue and materially and adversely affect our business, results of operations and financial condition.

We could incur significant defense costs and losses in litigation or other administrative proceedings and may become liable for the legal costs of the adverse party.

As of the date of this annual report, we are not a party to any material legal proceedings except for the Settlement described in “Item 4. Information on the Company—B. Business Overview—Legal Proceedings,” and are not aware of any threat of litigation against any entity that could be expected to materially affect our business. However, we may become a party to various legal and administrative proceedings that arise in the ordinary course of business, including claims for infringement of intellectual property rights, breach of contract, and labor and employment claims. We may also be held responsible for accidents or injuries suffered by our students or other people on our premises. See “—Accidents or injuries suffered by our students or other people on our premises may adversely affect our reputation, subject us to liability, and cause us to incur substantial costs.” Litigation or any other legal or administrative proceeding can be costly and time-consuming and may divert management attention and resources from our operations, regardless of the outcome. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party.

Administrative proceedings, regulatory investigations or enforcement actions by governmental authorities or regulatory bodies could materially impact our business financial condition, and results of operations.

We may be subject to administrative proceedings, investigations or enforcement actions by governmental authorities or regulatory bodies. Such proceedings, investigations or actions could lead to the imposition of substantial penalties or restrictions on our ability to conduct business, and we may need to devote significant resources to defending ourselves, which could result in significant costs. These actions may also affect our reputation and result in lost business opportunities or litigation with third parties.

In October 2024, we received a guidance notice from the Health and Welfare Department of Hakodate City indicating our after-school daycare service facilities over-claimed fees by overstating the number of qualified workers in the fiscal years ended December 31, 2023 and 2024, along with noncompliance with required staffing standards. In accordance with the Act on Providing Comprehensive Support for the Daily Life and Life in Society of Persons with Disabilities (Act No. 123 of November 7, 2005, as amended), certain orders could have been issued, including the reimbursement of the over-paid amount plus a 40% penalty and/or the revocation or suspension of operator designations.

As of December 31, 2025, the Company has finalized the estimation of the over-claimed fees and made full provisional payments to the local government. As the total provisional payments made exceeded the finalized refund amount, the Company recorded other receivable of JPY0.6 million ($3, 926) as of December 31, 2025, representing the amount to be returned to the Company. See “Notes to Consolidated Financial Statements—Note 24-Commitments and Contingencies—Over-claimed Service Fees–After-School Daycare Service Facilities.”

Our insurance may be inadequate, or premiums may increase substantially.

We maintain liability insurance at a level we believe to be adequate and consistent with our size and industry practice. For a discussion of our current insurance plans, please see “Item 4. Information on the Company—B. Business Overview—Insurance.” However, claims in excess of our insurance coverage or claims not covered by our insurance could arise, or we may be unable to insure against certain types of losses or claims, or the cost of such insurance may be prohibitive. Furthermore, there can be no assurance that we will be able to obtain liability insurance coverage in the future on acceptable terms or at all. A successful claim against us that is not covered by or is in excess of our insurance coverage could materially adversely affect our business, prospects, results of operations, and financial condition. Any such claims may also increase our insurance premiums.

Unauthorized disclosure of personal data that we collect and retain due to a system failure or otherwise could damage our business.

Although we do not maintain medical records of our students or employees, we maintain records that include personal data, such as allergies, email addresses, addresses, and family information of our students and employees. We have had incidents of leaking information due to mishandling of emails and lost paper documents. While not legally required to do so, we have kept a report of these incidents since October 2022. If the security measures we use to protect personal data are ineffective due to a system failure or other reasons, we could be liable for claims of invasion of privacy or other claims. In addition, we could be held liable for the misuse of personal data, fraudulent or otherwise, by our employees, franchisees, independent consultants, or third-party contractors. We may also be required to submit a report to the Personal Information Protection Commission of Japan as well as notifying the individuals whose personal data were leaked out. In case where we breached such obligation and ignore the necessary measures to correct the violation and violate an order by the Personal Information Protection Commission of Japan, we may be fined a maximum of JPY100 million. We could incur significant expenses in connection with remedying any security breaches, settling any resulting claims, and providing additional protection to prevent additional breaches. In addition, any failure to protect personal information may adversely impact our ability to attract and retain students, harm our reputation, and materially adversely affect our business, prospects, results of operations, and financial condition.

We may be unable to generate sufficient cash flow to satisfy our debt service obligations, which would adversely affect our results of operations and financial condition.

Our ability to make scheduled payments on, or to refinance our obligations under, our indebtedness will depend on businesses’ future operating performance and on economic, financial, competitive, legislative, regulatory, and other factors. Many of these factors are beyond our control. We can provide no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to satisfy our obligations under our indebtedness or to fund our other needs. In order for us to satisfy our obligations under our indebtedness, we must continue to execute our business strategy. If we are unable to do so, we may need to refinance all or a portion of our indebtedness on or before maturity. We can provide no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Foreign expansion efforts and operations could subject us to additional business risks, and the potential failure of our operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions.

To execute our growth strategy, we plan to expand our businesses into foreign markets. We do not have a concrete plan for such expansion as of the date of this annual report. Since we have limited experience in operating our businesses in a foreign jurisdiction, there is no guarantee that we will be able to realize any of the anticipated benefits of any transactions related to this expansion strategy. In addition, our expansion into foreign jurisdictions is subject to additional business risks, including new or unexpected risks or could significantly increase our exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition, as well as operational, regulatory, compliance and reputational and foreign exchange rate risk. The failure of our operating infrastructure to support such expansions could result in operational failures and regulatory fines or sanctions.

If we are unable to manage our growth and expand our operations successfully, our business and results of operations will be harmed and our reputation may be damaged.

We anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and service offerings will place a continuous and significant strain on our management, operational, and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. To manage any future growth effectively, we must continue to improve and expand our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our results of operations may be negatively impacted. If we are unable to manage future expansion, our Company’s ability to provide high-quality classes and services could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, results of operations, and financial condition.

Our use of AI, as well as applications, features, and functionality that we may introduce in the future, may result in difficulties, including with service development, and may otherwise not prove to be efficient or profitable, may not be widely or timely accepted by our customers or the market, may expose us to intellectual property, cybersecurity, operational, and technological risks, or may otherwise materially and adversely impact our business or operations, or subject us to possible litigation.

We use artificial intelligence (“AI”) to improve operational efficiency. Given the short time that has elapsed since AI became commercially viable, the rapid pace of change in the AI space, and our limited experience with AI, we may experience any number of difficulties, including with respect to service development, IT systems, and third-party service providers. Further, AI may have errors or inadequacies that are not easily detectable. For example, certain AI products may utilize historical market or sector data in their analytics. To the extent that such historical data is not indicative of the current or future conditions in the applicable market or sector, or the AI fails to filter biases in the underlying data or collection methods, the usage of AI may lead us or our customers to make determinations on behalf of our business that are based on such flawed data, including decisions that may have an adverse effect. If AI is incorrectly designed or the data used to train it is incomplete, inadequate, or biased in some way, use of AI may inadvertently reduce efficiency or cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies, or interfere with the performance of our services, business, and reputation. Additionally, reliance on AI could pose ethical concerns and lead to a lack of human oversight and control, which could have negative implications for our organizations. Any of the foregoing flaws in our or our service providers’ AI or AI-related products or any AI or AI-related products of others in our industry, whether actual or perceived, may materially and adversely impact our business, reputation, operations, and service offerings.

In addition, the use of AI may expose us to additional intellectual property, cybersecurity, operational, and technological risks. The technologies underlying AI and its use cases are subject to a variety of laws, including intellectual property, privacy, consumer protection, and federal equal opportunity laws. If we do not have sufficient rights to use the data on which AI relies, they may incur liability through the violation of such laws, third-party privacy or other rights, or contracts to which we are a party. Furthermore, the technologies underlying AI are complex and rapidly developing, and as a result, it is not possible to predict all of the legal, operational, or technological risks related to the use of AI. Moreover, AI is the subject of evolving review by various governmental and regulatory agencies, including the SEC, the U.S. Federal Trade Commission, and Japan regulatory bodies, and changes in laws, rules, directives, and regulations governing the use of AI may materially and adversely affect the ability of our business to use AI.

Geopolitical conflicts involving Iran, military actions in the Middle East, and the war in Ukraine may adversely affect global economic conditions and cause significant volatility in the trading price of our ADSs.

The heightened military conflict involving the United States, Israel, and Iran, which escalated significantly in February 2026, has led to profound instability in global financial and energy markets. These events, including the closure of strategic airspaces and critical maritime routes such as the Strait of Hormuz and the Red Sea, have contributed to a dramatic increase in the price of oil and gas and created widespread market uncertainty. The ongoing disruptions caused by these military actions, and the potential for further escalation, could result in protracted and severe damage to the global economy and investment climate.

Furthermore, the continuing war in Ukraine and the resulting sanctions levied by the United States, the European Union, and other nations against Russia continue to impact global financial markets. The extent and duration of these military actions in the Middle East and Eastern Europe, as well as the resulting sanctions and market disruptions, are impossible to predict but are expected to remain substantial.

Such geopolitical instability may further exacerbate volatility in global energy prices, increasing our facility operating costs, including utilities and event hosting expenses, and contributing to broader economic fluctuations in Japan. In addition, these conditions may eventually trigger widespread sell-offs in equity markets and heightened investor risk aversion. As a result, the market price of our ADSs could be materially and adversely affected, irrespective of our actual operating performance. We are unable to predict the ultimate course or outcome of these conflicts, and any prolonged unrest or further escalation of military activity could have a sustained adverse impact on the global economy, which in turn could materially and adversely affect our financial condition and the value of our securities.

Risks Relating to Our Ordinary Shares and the Trading Market

Future issuances of the ADSs or Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the ADSs or Ordinary Shares could cause the market price of the ADSs to decline and would result in the dilution of your holdings.

Future issuances of the ADSs or our Ordinary Shares or securities convertible into, or exercisable or exchangeable for, the ADSs or our Ordinary Shares could cause the market price of the ADSs to decline. We cannot predict the effect, if any, of future issuances of our securities on the price of the ADSs. In all events, future issuances of the ADSs or our Ordinary Shares would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of the ADSs.

Our founder, representative director, and Chief Executive Officer has substantial influence over our Company. His interests may not be aligned with the interests of our other shareholders.

As of the date of this annual report, Mr. Kiyotaka Ito, our founder, representative director, and Chief Executive Officer beneficially owns approximately 13,176,142 Ordinary Shares, representing approximately 50.37% of our issued and outstanding Ordinary Shares.

Accordingly, Mr. Kiyotaka Ito will be able to determine the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. Mr. Kiyotaka Ito will also have the power to prevent or cause a change in control. Without the consent of Mr. Kiyotaka Ito, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Mr. Kiyotaka Ito may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our Mr. Kiyotaka Ito and his affiliated entity, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Share ownership is concentrated in the hands of our directors and major shareholder, who will continue to be able to exercise a direct or indirect controlling influence on us.

Our directors, executive officers, and major shareholders together beneficially own approximately 52.32% of our Ordinary Shares issued and outstanding. As a result, they are able to determine the outcome of all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other shareholders, including those who purchased ADSs in our initial public offering or in the public market, oppose them.

This concentration of ownership might also have the effect of delaying or preventing a change of control of our Company that other shareholders may view as beneficial.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of the ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of the ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2025, 26,160,619 of our Ordinary Shares were issued and outstanding. Among these shares, according to The Bank of New York Mellon 2,172,020 were in the form of ADSs. All of the ADSs are freely tradable without restriction or additional registration under the Securities Act. The remaining Ordinary Shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding the ADSs, the price of the ADSs and trading volume could decline.

Any trading market for the ADSs may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of the ADSs and the trading volume to decline.

The market price of the ADSs may be volatile or may decline regardless of our operating performance.

From the closing of our initial public offering on October 10, 2025 to April 7, 2026, the closing price of the ADSs has ranged from $1.68 to $11.37 per ADS, on an adjusted basis to reflect the ADS Ratio Change (as defined below). The trading price of the ADSs is likely to continue to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in Japan that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	the trading volume of the ADSs on the Nasdaq Capital Market (“Nasdaq”);

●	sales of the ADSs or Ordinary Shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;

●	rumors and market speculation involving us or other companies in our industry;

●	developments or disputes concerning our intellectual property or other proprietary rights;

●	announced or completed acquisitions of businesses or technologies by us or our competitors;

●	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

●	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

●	any significant change in our management;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

We used to be a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not conducted an assessment of the effectiveness of our internal controls over financial reporting that are required by Section 404 of the Sarbanes-Oxley Act of 2002, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We recognize that our current level of expertise in U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) financial reporting may not be as robust. Our current management team also does not have any experience in managing a U.S. public company or U.S. GAAP financial reporting. The absence of comprehensive knowledge in U.S. GAAP could pose risks in terms of accurate financial reporting, compliance with U.S. regulations, and investor communications.

In connection with the audit of our financial statements as of and for the fiscal years ended December 31, 2025 and 2024, we and our independent registered public accounting firm identified the material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses relates to the following deficiencies: (i) lack of sufficient accounting personnel with appropriate knowledge and experience of U.S. GAAP and reporting requirements set forth by the SEC to properly prepare and review the consolidated financial statements in accordance with U.S. GAAP; (ii) lack of formalized financial reporting controls and procedures to properly address complex or unusual transactions and related accounting issues on a timely basis; and (iii) lack of effective internal controls over certain aspects of information technology environments including segregation of duties, user access, third-party service provider management, and change management within IT systems that support the financial reporting process. The material weaknesses could also result in misstatements of our accounts or disclosures, which may result in additional material misstatements in our annual or interim financial statements that would not be prevented or detected. We did not undertake a comprehensive assessment for purposes of identifying and reporting any other material weaknesses in our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

Following the identification of the material weaknesses, we are in the process of taking remedial measures including (i) hiring additional accounting and financial reporting personnel with appropriate knowledge and experience in U.S. GAAP and reporting requirements set forth by the SEC in order to address complex technical accounting issues and to properly prepare and review the consolidated financial statements in accordance with U.S. GAAP; (ii) expanding training initiatives for our accounting staff, especially training related to U.S. GAAP; and (iii) engaging external consultants to support design of internal controls necessary for compliance with the Sarbanes-Oxley Act of 2002. With the implementation of these measures, we aim to become fully compliant with the relevant U.S. GAAP and SEC reporting requirements.

However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations, and prospects, as well as the trading price of the ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on 20-F beginning with our annual report for the second fiscal year following the completion of our initial public offering.

In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, since we have become a public company, our reporting obligations place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of our initial public offering (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means our public float equals or exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, investors may find the ADSs less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs, and our stock price may decline and/or become more volatile.

We continue to evaluate and monitor developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and high stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume, and less liquidity than large-capitalization companies. In particular, the ADSs may be subject to immediate and substantial price volatility, low volumes of trades, and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition, or prospects, making it difficult for prospective investors to assess the rapidly changing value of the ADSs.

In addition, if the trading volumes of the ADSs are low, persons buying or selling in relatively small quantities may easily influence prices of the ADSs. This low volume of trades could also cause the price of the ADSs to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the ADSs may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the ADSs. As a result of this volatility, investors may experience losses on their investment in the ADSs. A decline in the market price of the ADSs also could adversely affect our ability to sell additional ADSs or Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ADSs will develop or be sustained. If an active market does not develop, holders of the ADSs may be unable to readily sell the ADSs they hold or may not be able to sell their ADSs at all.

Our management has broad discretion to determine how to use the net proceeds raised in our initial public offering and may use them in ways that may not enhance our results of operations or the price of the ADSs.

We have used, and expect to continue to use, the net proceeds from the initial public offering for (i) investing in full-time human resources to expand the market shares of our sports school and social businesses; (ii) expanding our sports school business, including securing sports facilities and hiring part-time school assistance; (iii) expanding our social business, including hiring part-time personnel for our social business; and (iv) other working capital uses. Our management will have significant discretion as to the use of the net proceeds to us from our initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of the ADSs. The failure of our management to apply these funds effectively could harm our business and financial condition. We may invest the net proceeds from our initial public offering in a manner that does not produce income, or that loses value.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties, and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint-stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than in other jurisdictions.

As holders of ADSs, you may have fewer rights than holders of our Ordinary Shares and must act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. ADS holders are not shareholders of record. The depositary, through its custodian agents, is the record holder of our Ordinary Shares underlying the ADSs. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. If we instruct the depositary to ask for your voting instructions, upon receipt of voting instructions from the ADS holders in the manner set forth in the deposit agreement, the depositary will make efforts to vote the Ordinary Shares underlying the ADSs in accordance with the instructions of the ADS holders. The depositary and its agents may not be able to send voting instructions to ADS holders or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast, or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

The deposit agreement provides that if the depositary does not timely receive valid voting instructions from the ADS holders, then the depositary will, with certain limited exceptions, give a discretionary proxy to a person designated by us to vote such shares. By agreeing to the provisions of the deposit agreement, it will not be deemed that you have waived the right to our compliance with the federal securities laws and the rules and regulations thereunder.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Ordinary Shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial for any claim they may have against us or the depositary arising out of or relating to our Ordinary Shares, the ADSs, or the deposit agreement, which may include any claim under the U.S. federal securities laws. The waiver continues to apply to claims that arise during the period when a holder holds the ADSs, whether the ADS holder purchased the ADSs in our initial public offering or secondary transactions, even if the ADS holder subsequently withdraws the underlying Ordinary Shares.

If we or the depositary were to oppose a jury trial based on this waiver, the court would have to determine whether the waiver was enforceable based on the facts and circumstances of the case in accordance with applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. We believe, however, that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, or by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver, courts will generally consider whether a party knowingly, intelligently, and voluntarily waived the right to a jury trial. We believe that this would be the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

This jury trial waiver provision can discourage claims or limit shareholders’ ability to bring and successfully prosecute a claim in a judicial forum that. If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have, including outcomes that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation, or provision of the deposit agreement or the ADSs serves as a waiver by any holder or beneficial owner of ADSs (including purchasers of the ADSs in the secondary market) or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Holders of ADSs may not receive distributions on our Ordinary Shares or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of the ADSs will agree to pay holders of ADSs any cash dividends or other distributions it or the custodian for the ADSs receives on the Ordinary Shares or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of our Ordinary Shares that such ADSs represent. However, the depositary will not be responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our Ordinary Shares to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on our Ordinary Shares if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer, or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or cancelling and withdrawing the ADSs underlying our Ordinary Shares.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a substantial existing right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or cancelling and withdrawing the ADSs underlying our Ordinary Shares. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint-stock corporation with limited liability. All of our directors are non-U.S. residents, and our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors in the U.S. to effect service of process upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

As a foreign private issuer, we have followed home country practice even though we will be considered a “controlled company” under Nasdaq corporate governance rules, which could adversely affect our public shareholders.

Mr. Kiyotaka Ito, our representative director, beneficially owns approximately 50.37%of the aggregate voting power of our outstanding Ordinary Shares. Mr. Ito will have the ability to determine all matters requiring approval by an ordinary resolution of the shareholders’ meeting, including the election of directors and approval of major corporate transactions, but not including matters requiring a special resolution thereof, such as amendments of governing documents. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We have followed home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. We currently comply with Nasdaq listing rules regarding the independence of the majority of our board members, and the audit committee, compensation committee, and nominating / corporate governance committee requirements. Nevertheless, we follow home country practice regarding the voting quorum. Nasdaq listing rules require listed companies to sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, it is acceptable to have articles of incorporation provide that there is no quorum requirement for a general resolution of shareholders, while a quorum of no less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Dividend payments and the amount you may realize upon a sale of our Ordinary Shares or the ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of our Ordinary Shares represented by the ADSs will be paid to the depositary in JPY and then converted by the depositary into U.S. dollars, subject to certain conditions and terms of the deposit agreement. Accordingly, fluctuations in the exchange rate between JPY and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of our Ordinary Shares obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of our Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

We qualify as a foreign private issuer. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we are not required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently qualify as a foreign private issuer, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we have followed home country practice in lieu of the above requirements. The corporate governance practice in our home country, Japan, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have an audit committee, a compensation committee, and a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. Lastly, Nasdaq listing rules require listed companies to sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, it is acceptable to have articles of incorporation provide that there is no quorum requirement for a general resolution of shareholders, while a quorum of no less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

We intend to comply with Nasdaq listing rules regarding the independence of the majority of our board members and the audit committee, compensation committee, and nominating/corporate governance committee requirements. Nevertheless, we intend to follow home country practice regarding the voting quorum. Nasdaq listing rules require listed companies to sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders In accordance with Japanese law and generally accepted business practices, it is acceptable to have articles of incorporation provide that there is no quorum requirement for a general resolution of shareholders, while a quorum of no less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters. Additionally, as long as we are considered a foreign private issuer, we may decide to avail ourselves of the exemptions afforded to a foreign private issuer under Nasdaq listing rules in the future. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we cannot continue to satisfy the continued listing requirements and other rules of Nasdaq, the ADSs may be delisted, which could negatively impact the price of the ADSs and your ability to sell them.

In order to maintain our listing on Nasdaq, we are required to comply with certain rules of Nasdaq, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Although we currently meet the listing requirements and other applicable rules of Nasdaq, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy Nasdaq criteria for maintaining our listing, the ADSs could be subject to delisting.

If Nasdaq subsequently delists the ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for the ADSs;

●	reduced liquidity with respect to the ADSs;

●	a determination that the ADS is a “penny stock,” which will require brokers trading in the ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We are an “emerging growth company” within the meaning of the Securities Act, and we have taken advantage of certain exemptions from disclosure requirements available to emerging growth companies, which will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and the ADSs.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of other public companies. If some investors find the ADSs less attractive as a result, there may be a less active trading market for the ADSs and the ADS price may be more volatile.

If we are classified as a passive foreign investment company, United States taxpayers who own the ADSs or our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, (“PFIC”), for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds the ADSs or our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Since more than 90% of our revenue is from our business operations, we believe that we are unlikely a PFIC. Nevertheless, depending on the amount of cash we raise in the initial public offering, together with any other changing circumstances regarding assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—PFIC.”

U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS ABOUT THE PFIC RULES, THE POTENTIAL APPLICABILITY OF THESE RULES TO THE COMPANY CURRENTLY AND IN THE FUTURE, AND THEIR FILING OBLIGATIONS IF THE COMPANY IS A PFIC.

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate History and Structure

Leifras was incorporated as a joint-stock corporation (kabushiki kaisha) with limited liability under Japanese law on August 28, 2001, in Tokyo, Japan, when we began our business with the opening of our soccer school. This was followed by the opening of another 12 sports schools during the past 23 years. We regularly open new sports schools, add new courses to existing sports schools and update existing courses to meet market demands. Most recently, our table tennis school was opened in 2022.

In November 2017, we incorporated Sky Earth Sport Co. to primarily manage the administrative work of Hokkaido Tokachi Sky Earth, a professional soccer team that plays in the Hokkaido Soccer League. Sky Earth Sport Co. also administrates school events. On April 28, 2024, we transferred 100% of the shares of Sky Earth Sport Co. to its representative director Mr. Soichiro Kanazawa. In April 2019, we founded Leifras Travel, which conducts travel business and organizes and plans training camps for Leifras’ sport business. In April 2020, we acquired Apicos, which operates a childcare center for school-age children. In June 2020 and January 2022, we established Regional Collaboration Department and LEIF to acquire social enterprise and to carve out our after-school day service business, respectively, but the plans were not implemented. LEIF was liquidated on June 28, 2024 and Regional Collaboration Department was liquidated on December 13, 2024. On May 15, 2025, the Company’s board of directors approved the dissolution and liquidation of Leifras Travel to further integrate the Company’s tourism business, and such liquidation process commenced in August 2025, and is expected to be completed by the end of December 2026. All companies are our wholly owned subsidiaries.

The following chart illustrates our corporate structure as of the date of this annual report.

Kiyotaka Ito
K2MY Co., Ltd.(2)
Minority Shareholders(3)
Public Shareholders
27.96%
22.41%
41.33%
8.30%
LEIFRAS Co., Ltd. (Japan, 2001)
100%
100%
Leifras Travel Co., Ltd. (Japan, 2019)
Apicos Co., Ltd. (Japan, 2020)

(1)	The share percentages are based on 26,160,619 Ordinary Shares issued and outstanding as of the date of this annual report.
(2)	Represents 5,861,640 Ordinary Shares held by K2MY Co., Ltd., a Japanese joint-stock corporation with limited liability. Mr. Kiyotaka Ito, our representative director and chief operating officer, controls and serves as a representative director of K2MY Co., Ltd.
(3)	Represents an aggregate of 10,812,457 Ordinary Shares held by 226 shareholders of Leifras, each one of which holds less than 5% of our equity interests, as of the date of this annual report.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

Corporate Information

Our headquarters are located at Ebisu Garden Place Tower Floor 20, 4-20-3, Ebisu, Shibuya-ku, Tokyo, Japan and our phone number is +81-30-6451-1341. Our website address is https://leifras.co.jp. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

For information regarding our principal capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

B. Business Overview

Our Mission

Our corporate philosophy is to change and design sports. We believe that challenges facing schools, families, administrations, and corporations can be improved and resolved by social contribution and educational guidance through sports.

Overview

Headquartered in Shibuya-ku, Tokyo, we are a sports and social business company dedicated to youth sports and community engagement. We primarily provide services related to the organization and operations of sports schools and sports events for children. Building upon our experience and know-how in sports education, we also operate a robust social business sector, dispatching sports coaches to meet various community needs.

At the core of our operations is the children’s sports school business. When we refer to a sports school, it refers to a series of courses and programs that we offer to teach a sport, instead of a physical location. As of December 31, 2025, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of the date of this annual report, we hold our sports classes at more than 4,500 facility locations in Japan nationwide, serving over 70,780 members. The number of members is based on the number of students taking classes; if a student is enrolled in two different classes, this student is counted as two members. We provide 13 sports schools, from soccer school “Liberta” and baseball school “Porte,” to rhythmic karate school “Quore” and kendo school “Kokoro.” We also offer classes that cater to the various needs of different age groups and sports capability levels. For instance, our “JJMIX” classes offer beginners from the age of two and up the opportunity to experience multiple sports, and our “Rugina” classes are designed specifically for girls. Approximately 88% of our sports school members are elementary school students, with additional programs for preschoolers, nursery school children, kindergarteners, and junior high school students. These classes are taught by professional coaches who bring their expertise and passion to each session, ensuring that students receive high-quality coaching in safe environments. Our sports school business also extends to sports merchandise sales and commissioned special guidance services.

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. Our LEIF after-school daycare service supports children with disabilities or developmental characteristics through soccer therapy, promoting independence and improving life skills. Our involvement also extends to facility management services at public sports facilities, focusing on providing sports coaching for people of all ages. Our elderly healthcare initiative offers exercise programs for the elderly, including exercise instruction such as preventive nursing care exercises, yoga, and other health promotion services at community centers and healthcare facilities. By addressing these diverse needs, we aim to promote physical health, social inclusion, and community well-being across different demographics.

Our revenue for the fiscal year ended December 31, 2025 was JPY11,728,402,114 ($74.8 million), with net cash flows generated from operating activities of JPY468,296,003 ($3.0 million), compared to revenue of JPY10,329,658,133 ($65.9 million), with net cash flows generated from operating activities of JPY207,111,394 ($1.3 million), for the fiscal year ended December 31, 2024. As of December 31, 2025, we had JPY100,000,000 ($637,755) of short-term loans, JPY151,030,000 ($963,202) of current portion of long-term loans, and JPY24,422,000 ($155,752) of long-term loans outstanding.

Competitive Strengths

We believe the following competitive strengths are essential for our success as well as differentiate us from our competitors:

Unique sports education philosophy that fosters non-cognitive abilities, benefiting students, parents, and schools

Our approach to sports education emphasizes the development of non-cognitive skills. Our founder, Mr. Kiyotaka Ito, is dedicated to eliminating the victory supremacy that has been prevalent in traditional youth sports teams and school club activities. By rejecting the traditional emphasis on victory, we promote a more balanced and inclusive approach to sports education, fostering a more holistic and inclusive approach to youth development.

Following our teaching principle of “acknowledge, praise, encourage, and motivate,” our sports classes provide instructions and opportunities to ensure that each child learns and grows at his or her own pace. Our sports classes enhance children’s non-cognitive skills such as motivation, teamwork, strategic thinking, and sportsmanship, which are essential for character building. See “—Sports School Business—Our Sports Schools—Nurturing Non-Cognitive Skills” and “—Sports School Business—Our Sports Schools—Scientific Support and Methods.” For parents, especially working parents, we support their parenting by providing “a third place” beyond home and school for their children’s mental and physical health. For schools, by outsourcing our professional coaches, our services meet their needs by alleviating the burden of managing extracurricular sports activities and mitigating the risks associated with non-professional sports teachers teaching these activities.

By utilizing Japan’s only “instructor platform,” we are building a scalable human resource base to support the rapid expansion of our business.

A distinctive feature of our sports school business, compared to our competitors, is the employment of primarily full-time coaches. Unlike many competitors who rely on part-time staff to minimize costs, we believe a team of long-term, full-time coaches contributes to high-quality classes and long-lasting relationships with students and parents. The consistent presence of the same coach over several years supports children’s growth, serving as a strong incentive for continued membership subscriptions. The structured and long-term career path we offer also enhance our ability to attract and retain talented young professionals. As of December 31, 2024, we employed 653 full-time coaches and 398 part-time coaches for our sports schools. As of December 31, 2025, we employed 692 full-time coaches and 477 part-time coaches for our sports schools. We offer full-time employee benefits as well as a competitive performance-based compensation package to our full-time coaches and have maintained an annual coach retention rate of approximately 87.3% and 86.2% in the fiscal years ended December 31, 2024 and 2025, respectively.

Through over 20 years of industry experience, we have accumulated extensive know-how and expertise in maintaining a team of professional coaches. We devote significant efforts to recruiting, training, and managing high-quality coaches. Our recruiting process involves a comprehensive evaluation, including a full day of interviews to ensure that suitable candidates are chosen. Our internal quality control team monitors the class quality of each coach, regularly collects feedback on coaches from students through multiple channels, and routinely conducts training for our coaches. See “—Sports School Business—Our Sports Schools—Professional Coaches.”

Combining online training sessions and regular on-the-job training sessions that are conducted at least annually, and sometimes monthly, our coaches receive comprehensive trainings that cover essential topics, including safety and mental health, teaching methods, and our internal regulations. Coaches are required to pass a set of comprehensive tests before they are authorized to lead classes.

We have built up barriers to entry through our established “trust, track record, and know-how” and our overwhelming “instructor platform” that is unique to our company.

Our “LEIFRAS” brand is known for high-quality classes and an excellent track record in child development. To date, we have been recognized as an outstanding company by various governmental institutions and have participated as members in public meetings. We have established a strong market position by collaborating with leading institutions in Japan’s sports industry and private education sector.

●	Sports Yell Company Certification (the Japan Sports Agency) since 2017 for nine consecutive years;

●	Sports in Life Certification Company (the Japan Sports Agency) since 2019 for seven consecutive years;

●	Tokyo Metropolitan Government Sports Promotion Company since 2015 for 11 consecutive years;

●	Member of the Ministry of Economy, Trade, and Industry’s “Regional x Sports Club Industry Research Group” Committee since 2020;

●	Member of the Japan Business Federation (Keidanren) since 2022;

●	Representative of the Council for the Promotion of the Sports Industry since 2022;

●	Member of the Nippon Sport Policy Commission since March 2026;

●	Official Partner of the Japan Sport Association since March 2026;

●	Director, Sun and Children Project (General Incorporated Association); and

●	Membership in the Japan Private Education Council through the Council for the Promotion of the Sports Industry, an organization represented by our CEO, since March 2026.

Recognition by public institutions and appearances in public meetings contributed to brand building and customer confidence. Our membership kept a steady growth rate during the past three years despite the fact that we raised membership fees, evidencing strong brand recognition and customer loyalty. We ventured into the business of school club activities management for elementary and junior high schools in 2013, therapeutic soccer for children with intellectual disabilities in 2009, and health coaching for the elderly in 2007. These new businesses brought us new income streams, broadened our experience and expertise, and showed effective synergies, further solidifying our strong market position and brand name.

A visionary and experienced management team with industry expertise

Our executive officers and directors, most of whom have worked with our Company for over 10 years, have on average over 20 years of experience in the industry and considerable strategic planning and business management expertise. Our founder, chief executive officer, and representative director, Mr. Kiyotaka Ito, has more than 35 years of experience in youth sports education in Japan. Our director, Mr. Takamichi Kon, who is in charge of our social business, has been working with our Company since 2006, specializing in sports and health science. See “Item 6. Directors, Senior Management and Employees— A. Directors and Senior Management.”

Growth Strategies

We are dedicated to improving sports and changing lives by delivering high-quality professional education services. We intend to achieve our goal by pursuing the following strategies:

Expand market share and strengthen the attractiveness of our products offerings to enhance sustainable growth

We plan to expand our geographic footprint to new cities with high professional education demand and strong employment opportunities while continuing to grow student enrollment in the cities where we currently operate. To achieve this, we intend to open new sales offices in the cities without our presence, including expanding to all 47 prefectures in Japan. We have historically opened new offices and added new courses at a steady pace, and we have successfully grown our sports schools to a network of 54 offices covering 13 sports. We will also leverage the offices that we already have and launch courses that have not already been launched in those offices. As a part of this strategy, we will further enhance our web marketing initiatives, including strengthening social media advertising and introducing an inside sales function to acquire potential customers with light or emerging demand.

We intend to continue to invest in our in-house development capability to create new and innovative class offerings to attract new student members. This includes developing new class offerings that cater to the evolving interests and needs of children and their parents, which will allow us to grasp the evolving market trend and stay at a competitive position.

Additionally, we plan to establish and expand classes dedicated to preschool-aged children in order to capture demand at an earlier stage and strengthen long-term student retention. We plan to collaborate with universities and vocational schools through comprehensive partnership agreements to establish student-led sports schools utilizing school facilities. We also plan to conduct mergers, acquisitions and alliances with other companies in the industry that share our philosophy. See “—Pursue strategic mergers and acquisitions.”

Enhance the quality of our class offerings and customer services to continue being chosen by our customers

We plan to continuously enhance all aspects of our class offerings, including the quality of our coaches, content, infrastructure, and operational efficiency. We will continue to invest in attracting, developing, and continuously training highly qualified coaches who are experienced in and passionate about sports education.

To further strengthen quality control, we plan to assign dedicated professional staff responsible for regular on-site school visits, on-site training, and coach development to ensure consistent teaching standards and continuous professional development across our network. In addition, we plan to actively assign assistant instructors to reinforce our instructional and operational framework and improve the quality and safety of our classes.

We also intend to strengthen our differentiation by enhancing the branding and utilization of our proprietary non-cognitive ability measurement system, “Milabo,” which enables us to visualize children’s developmental progress beyond physical performance.

We also intend to invest a portion of the funds raised in this offering in areas related to customer service, including administrative operations, marketing expenses, and salaries for supporting personnel. For marketing expenses, we will invest in each part of the customer journey, including attractive commercials, marketing campaigns, and establishing a planning and promotion department, which will collect and analyze customer feedback to increase customer satisfaction level and lower membership withdrawal rates. In addition, our local sales offices and coaches will keep building and maintaining strong relationships with students and parents. This not only allows us a tight bond with our customers but also enables us to tailor our programs more effectively and ensure that we are meeting the expectations of our community. Through regular feedback and open communication, we can continuously improve our offerings and maintain a high level of customer satisfaction.

Further enhancement of productivity

Enhancing the capacity rate per lesson is a crucial aspect of our growth strategy. Based on our internal survey as of December 31, 2025, assuming a maximum capacity of 20 students per class, 41.6% of our classes are at full capacity. This indicates significant room for further customer acquisition and optimization of our existing resources. By increasing the capacity rate, we can maximize our revenue and ensure that more children benefit from our programs. To achieve this, we will implement targeted marketing campaigns aimed at increasing enrollment in underutilized lessons.

Investment in securing venues is another critical component of our productivity enhancement strategy. In our sports school business, we will be able to serve more customers and cover more geographical areas if we secure more venues to operate our classes. In Japan, private sports venues are limited, and it can be challenging to secure venues, especially during weekdays evenings and weekends. To address this challenge, we have advocated for opening public facilities to the public in Regional x Sports Club Industry Research Group. We also plan to explore various options, including leasing additional facilities, forming partnerships with local schools and community centers, strengthening our relationship with municipalities, and actively negotiating with each municipality for their support of sports activities. By ensuring that we have adequate and high-quality venues, we can accommodate more students and provide them with the best possible learning environment.

Rapid expansion of social business as a first mover and create synergy between our social business and sports school business

We are uniquely positioned as a first mover in the social business, where we already capture a significant market share. We plan to rapidly expand our social business, especially our school club support business both in terms of scale and geographic coverage. As the demand for privatized extracurricular activities grows, we are poised to capitalize on this trend by expanding our offerings and services. By being at the forefront of this trend, we can establish a dominant presence in the market, solidifying our relationship with not only private sector clients but also public sector clients such as public schools and governmental entities.

Our expansion strategy for the school club support business is structured in phases. In phase 1, we focused on pilot implementation and building an operational track record, under which we have supported 360 schools and 2,120 school club activities as of the date of this annual report. In phase 2, which represents our current stage, we are expanding into government-designated cities, where population density and market size create optimal conditions for scaling. In phase 3, we plan to expand nationwide to regional cities and municipalities across Japan, which represent a wider potential market, supported by standardized operating systems and efficient remote and rotational management models developed in earlier phases.

We have entered into a JPY2.3 billion contract with the Japan Sports Agency (see “Item 4. Information on the Company—B. Business Overview—Social Business—School Club Support—Commissioned by the Japan Sports Agency in 2024”), and we are also receiving orders from other public sector clients including cities, wards, towns, and villages to support the privatization of their extracurricular activities. We believe that by strengthening our relationship with public sector clients and building a track record in this area, we will be able to win orders for more large-scale projects in the future.

Further, our presence and experience in the school club support business also gives us insights into our sports school business. We anticipate that some activities may be discontinued as school club activities in junior high schools. For those areas, we plan to develop new sports school classes to meet the needs of students for these activities in which they can no longer participate at school clubs.

Pursue strategic mergers and acquisitions

By raising new capital and sufficient funds for our expansion plan from the public capital markets, we expect to commence and aggressively pursue our expansion plan after our initial public offering.

In connection with our expansion strategy, on February 27, 2026, we entered into a business transfer agreement with Well Resources Co., Ltd. to acquire four after-school daycare service facilities. The closing of the business transfer is expected to occur on May 1, 2026.

We plan to explore acquisition opportunities of other sports education businesses that syndicate with our current business to ensure talent acquisition and market share. We also seek opportunities to acquire online digital education businesses such as mobile applications to expand our business online. See “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business and Industry—If we are not able to maintain the diversity and quality of our sports school class offerings, our business and prospects will be materially and adversely affected.” and “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business and Industry —Our management has a limited history managing rapid expansion. If we cannot effectively and efficiently manage our growth strategy, our results of operations or profitability could be materially and adversely affected.”

We intend to focus on acquisition targets that can accelerate scale, enhance recurring revenue, strengthen human capital infrastructure, or advance digital capabilities.

We have executed a total of five acquisitions with the objective of achieving sustainable business expansion and generating synergies. Post-merger integration was completed as planned for all five companies, which have since integrated with Leifras and achieved significant growth as part of the group. Our acquisition track record includes sports school operators and an after-school childcare operator.

Expand business through global expansion

We intend to explore opportunities to expand our business internationally. Leveraging our proprietary sports education model and operational know-how, we aim to assess potential overseas markets where demand for structured sports education services is growing. We may pursue international expansion through strategic partnerships, joint ventures, licensing arrangements, or selective acquisitions. However, as of the date of this prospectus, we have not identified any specific overseas market or entered into any agreement relating to international expansion.

Enhance human capital through technology utilizing the increasing value of services due to the spread and evolution of AI.

As artificial intelligence (“AI”) and digital technologies advance, the relative value of human-centered services continues to rise. While AI and systems increasingly perform in areas such as cognitive capability (knowledge and reasoning) and standardized tasks, the areas handled by our company, non-cognitive capabilities (human ability) and human relationships, become more valuable and differentiated, enabling further premiumization of our services. We therefore plan to focus on maximizing the value of people. Our instructors devote their time, energy, and attention to engaging with children, delivering overwhelming service quality that enhances customer satisfaction and lifetime value (“LTV”). At the same time, we plan to utilize technology to support our human capital strategy. In recruitment, data analytics are used to conduct high-precision screening for alignment with our philosophy and values. In management, coaching know-how is accumulated as data while administrative tasks are increasingly automated. By using AI and systemization to create operational efficiency, we reinvest resources into people, allowing our instructors to focus on what only humans can provide: empathy, passion, and on-site judgment when interacting with children.

Business portfolio strategy

Our business portfolio strategy is structured around three distinct phases: (a) growth investment phase, where we focused on strategic investment to build a scalable operation, including human capital investment, expansion of geographic locations, internal management development and our IPO; (b) early margin expansion phase, which we are currently in, focusing on improving profitability and driving higher profit margin through signing long-term formal contracts, improving LTV, and cost control; and (c) later margin expansion phase, where we plan to further increase operating leverage through streamlined cost structure and revenue growth. This framework reflects our transition from a phase of strategic upfront investment aimed at securing future market share to a disciplined recovery and earnings realization phase. We believe this phased approach enables us to balance market expansion and profitability while strengthening our long-term competitive positioning.

Business Model

We currently generate revenue under our two main business sectors, the sports school business and the social business.

●	Sports School Business. Our sports school business mainly generates revenue by collecting membership fees, including registration fees, monthly membership fees, and annual membership fees, which accounted for approximately 56.5% and 53.3% of our total revenue in the fiscal years ended December 31, 2024 and 2025, respectively. This steady income supports the maintenance and growth of our sports school business. Event hosting, including tournaments and camps, accounted for approximately 18.5% and 17.4% of our total revenue in the fiscal years ended December 31, 2024 and 2025, respectively. Merchandise sales, which promote brand loyalty, accounted for approximately 0.9% and 0.8% of revenue in the fiscal years ended December 31, 2024 and 2025, respectively. We receive monthly royalty fees for granting franchisees the right to operate under our brand, for which royalty fees accounted for approximately 0.4% and 0.4% of our total revenue in the fiscal years ended December 31, 2024 and 2025, respectively. In addition, commissioned special guidance services accounted for an aggregate of 0.3% and 0.2% of our total revenue in the fiscal years ended December 31, 2024 and 2025, respectively.

●

Social Business. The social business sector also generates substantial revenue, with the school club support business contributing about 14.2% and 17.9% of our total revenue in the fiscal years ended December 31, 2024 and 2025, respectively, and after-school daycare services adding another 5.7% and 5.9% to our total revenue in the fiscal years ended December 31, 2024 and 2025, respectively. In the fiscal years ended December 31, 2024 and 2025, we generated about 1.0% and 0.9% of our total revenue from facility management services, respectively, and we also generated about 0.2% and 0.3% of our total revenue from our elderly healthcare initiative, respectively.

The following table presents our revenue (including refund liabilities) for the fiscal years ended December 31, 2024 and 2025, respectively.

	For the fiscal year ended December 31,
	2024	2024	2025	2025
	JPY	USD	JPY	USD
Sports school business	7,944,214,481	50,481,124	8,560,148,105	54,592,781
Social business	2,385,443,652	15,158,186	3,168,254,009	20,205,702
Total revenue	10,329,658,133	65,639,310	11,728,402,114	74,798,483

Offices and Branches

We operate three main offices for central administrative purposes, including the head office located in Shibuya-ku, Tokyo, and the Hakata office and the Fukuoka office, both located in Hakata Ekimae, Fukuoka-shi, Fukuoka.

We have established sales offices throughout Japan. As of the date of this annual report, we have 54 local sales offices organized under 10 area branches, including (i) Osaka Branch, (ii) Kyushu Branch, (iii) Hokkaido Branch, (iv) North Kanto and Banetsu Branch, (v) Kinki Branch, (vi) Chugoku and Shikoku Branch, (vii) Tohoku Branch, (viii) Tokyo Branch, (ix) Kanto Branch, and (x) Tokai Branch. Each area branch oversees multiple sales offices. For instance, the Tokyo Branch manages five sales offices, and the Tokai Branch manages 10 sales offices.

Sports School Business

Sports Schools

As of December 31, 2025, we were recognized as one of Japan’s largest operators of children’s sports schools by Tokyo Shoko Research in terms of both membership and facilities with an extensive network comprising approximately 4,500 facility locations across 45 prefectures. As of December 31, 2025, we had approximately 70,688 active members and we had served a total of more than 811,998 members since our formation.

Our Sports Schools

We offer a diverse array of sports schools tailored to various age groups, encompassing disciplines such as soccer, baseball, basketball, tennis, and martial arts, as well as our innovative multi-discipline sports program, JJMIX. This breadth of offerings is designed to cater to a wide range of interests and skills, promoting a holistic approach to physical education that integrates the development of non-cognitive skills. As of December 31, 2025, we offered 13 sports schools listed in the chart below:

No.	Brand Name	School Type	Opened
1.	Liberta	Soccer School	August 2001
2.	Porte	Baseball School	May 2006
3.	Hearts	Basketball School	April 2010
4.	Terios	Track-and-field Athletic School	June 2012
5.	JJMIX	General Beginner Sports School	July 2016
6.	Cuore	Rhythmic-Karate School	May 2006
7.	Kokoro	Kendo School	May 2009
8.	Prima Stella	Tennis School	May 2010
9.	Lugina	Girls’ Sports School	June 2013
10.	Lumisee	Volleyball School	May 2016
11.	Fleur	Cheer Dance School	April 2021
12.	Couleur	Dance School	May 2021
13.	Allage	Table Tennis School	April 2022

The pictures below are logos of our sports schools.

We offer basic classes that introduce children to the fundamentals of various sports through basic drills, games, and exercises aimed at building coordination, agility, and confidence. These classes are designed for young children and beginners who are new to sports. As children progress, they can join skill development classes, which focus on enhancing specific sports skills and techniques. These advanced classes provide in-depth training in sports like soccer, baseball, and basketball, helping children improve their game understanding, strategy, and technical skills. As of December 31, 2025, we operated a total of 5,834 classes at approximately 2,646 facility locations across 46 prefectures in Japan. Our classes vary in terms of size, and a class is typically able to host between 10 and 20 students. We enrolled a total of 70,663 and 70,688 members as of December 31, 2024 and 2025, respectively, of which 28,179 and 29,175 were new members, respectively.

Beyond sports classes, our sports schools organize three seasonal camps during school vacations in spring, summer, and winter. Activities include sports training, team-building exercises, and fun tasks that teach children to manage their responsibilities. 81,645 and 80,820 members participated in the seasonal camps during the fiscal years ended December 31, 2024 and 2025, respectively. If a member participates in two different seasonal camps, this member is counted as two members. Our sports schools also organize nature and cultural activities that provide hands-on experiences related to agriculture, forestry, and cultural practices. These activities aim to broaden children’s horizons, fostering curiosity and appreciation for different aspects of life. During the fiscal years ended December 31, 2024 and 2025, our sports schools organized 904 and 715 nature and cultural activities, and 32,821 and 33,937 members participated, respectively. If a member participates in two different activities, this member is counted as two members. See “—Event Hosting.”

Nurturing Non-Cognitive Skills

Our approach to sports education emphasizes the development of non-cognitive skills. Our classes are dedicated to eliminating the victory supremacy that has been prevalent in traditional youth sports teams and school club activities. By rejecting the traditional emphasis on victory, we promote a more balanced and inclusive approach to sports education, fostering a more holistic and inclusive approach to youth development.

Non-cognitive skills, sometimes referred to as “soft skills,” “human abilities,” or “socio-emotional skills,” are skills such as motivation, compassion, self-discipline, and emotional maturity, which are separate from cognitive abilities such as academic ability and IQ. Modern education studies emphasize the importance of non-cognitive skills and their important role in children’s well-rounded development.

Scientific Support and Methods

We routinely work with universities to ensure that our classes and school programs are based on cutting-edge sports science and educational theory. In 2020, we entered into a joint research agreement with Kyushu Sangyo University to develop the “Milabo” system, which measures, visualizes, and provides feedback on children’s non-cognitive abilities, helping parents and coaches tailor support for each child’s development. The table below summarizes the material terms of this joint research agreement.

Party	Research purpose	Other material terms of the agreement
Nakamura Sangyo Gakuen Educational Corporation (an entity which manages Kyushu Sangyo University)	(i) To establish a method for measuring and visualizing evaluation of noncognitive ability, and (ii) to clarify the characteristics of noncognitive ability visualized by such measurement

Term: Initial term was March 1, 2020 to March 31, 2025, not automatically renewable. Renewed to March 31, 2026.

Fee: A total of JPY330,000, responsible by us.

Intellectual Property:

- The ownership of intellectual property arising from this joint research will be decided upon the consultation of both parties.

- If we do not use the intellectual property co-owned by both parties within five years from the completion of this joint research agreement without justifiable reason, the other party may license such intellectual property to other third parties.

- We may grant the license to use intellectual property rights co-owned by both parties to other third parties from the time of filing an application relevant to such intellectual property.

We continue to collaborate with academic institutions to further enhance the scientific foundation of our educational programs. On February 2, 2026, we entered into another joint research agreement with Kyushu Women’s Junior College to develop an evaluation tool designed to visualize non-cognitive abilities (social and emotional skills) during early childhood.

The purpose of this research is to deepen understanding of children during early childhood development and to support mutual understanding between caregivers and parents regarding each child’s developmental process in non-cognitive abilities. Through this collaboration, we aim to develop assessment methodologies that enable visualization of individual children’s developmental progress and provide feedback that may assist caregivers and parents in supporting children’s growth. We believe these collaborations enhance the scientific credibility of our programs and support the development of evidence-based educational methodologies.

Party	Research purpose	Other material terms of the agreement
Kyushu Women’s Junior College	(i) To develop an evaluation tool to visualize non-cognitive abilities (social and emotional skills) in early childhood, and (ii) to deepen understanding of children’s developmental processes by facilitating mutual understanding between caregivers and parents.

Term: February 2, 2026 to March 31, 2027, not automatically renewable.

Fee: A total of JPY630,000, responsible by us.

Intellectual Property: Intellectual property arising from the joint research will be handled based on the contribution of each party and upon consultation between the parties. Each party retains ownership of its pre-existing technologies used in the research. If inventions are jointly created through the joint research, the parties will file joint patent applications and determine the respective ownership shares through a separate agreement.

We follow the teaching principle of “acknowledge, praise, encourage, and motivate,” ensuring each child learns and grows at their own pace. Our coaches provide supportive and encouraging guidance, boosting children’s confidence and fostering a love for sports. Our classes focus on enhancing skills including problem-solving, leadership, self-discipline, and teamwork. For example, our soccer program focuses on developing technical skills, tactical game understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Instead of “giving” children opinions or ideas, our coaches ask children questions that “guide” their thoughts and foster proactivity and curiosity, leading to the development of leadership and problem-solving skills. Additionally, interactions between different age groups help older students naturally develop considerate behavior towards younger ones, enhancing their cooperation skills. We also offer a structured process for children to try out and enroll in our programs. Prospective students can participate in a free trial to experience the school’s environment and activities, supported by professional coaches. The trial aims to help children acclimate, irrespective of their prior sports experience, ensuring they feel comfortable and welcomed.

These holistic approaches distinguish us from traditional sports education and make us a trusted “third place” beyond home and school, where children develop mental and physical abilities in a fun, supportive, and nurturing setting.

Students and coach at our sports schools.

Students at our sports schools.

Professional Coaches

As of December 31, 2025, we employed 692 full-time coaches and 477 part-time coaches for our sports schools. Most of our coaches have industry backgrounds in sports and sports coaching. Our coaches also provide us with access to a large pool of experts that is especially valuable in our decision-making and development process for new courses and know-how. We devote significant efforts to recruiting, training, and managing high-quality coaches. We believe we attract highly qualified coaches by virtue of our respected brand, our well-established teaching system and sales team, and our competitive compensation.

We believe that developing and maintaining highly capable and motivated coaches is critical to our success. We seek qualified coach candidates who are experienced in sports coaching and who have the personality and expertise to work with children. Our recruiting process involves a comprehensive evaluation, including a full day of interviews to observe a candidate’s personality and people skills, to ensure that suitable candidates are chosen.

A distinctive feature of our sports schools, compared to our competitors, is the employment of primarily full-time coaches. Unlike many competitors who rely on part-time staff to minimize costs, we believe a team of long-term, full-time coaches contributes to high-quality classes and long-lasting relationships with students and parents. The consistent presence of the same coach over several years supports children’s growth, serving as a strong incentive for continued membership subscriptions. To align incentives, coaches receive full-time employee benefits, as well as a competitive performance-based compensation package. Our coaches have demonstrated high loyalty as evidenced by our annual retention rate of approximately 87.3% and 86.2% in the fiscal years ended December 31, 2024 and 2025, respectively.

Further, we utilize other arrangements such as side-job and dual-employment to attract professionals, including current teachers and weekend-only instructors. We have also established a strong recruitment pipeline with educational institutions through comprehensive partnerships with school corporations, including Sanko Gakuen and others.

Leveraging our extensive experience with large-scale municipal projects, we have developed a human resource bank system that serves as a platform for our regional sports instructor management. We have established an organizational structure designed to maximize utilization and operational efficiency. Our integrated management framework connects field operations with our human resources function, enabling us to respond rapidly to both planned and unexpected staffing needs from municipalities. Through a regional concentration strategy, we share personnel across designated geographic areas, simultaneously reducing travel costs and increasing workforce utilization.

Inhouse Training

All coaches are required to undergo training in safety, mental, and technical aspects and are required to pass a set of comprehensive tests before they are authorized to lead classes, including class preparation, such as greetings and specific instructions, teaching skills, such as how to encourage independent practice, and safety, including sports safety and organizing students to return home safely after classes. Our training programs are regularly updated to incorporate the latest safety protocols and best practices. Our internal quality control team monitors the class quality of each coach, regularly collects feedback on coaches from students through multiple channels, and routinely conducts training for our coaches. Combining online training sessions and regular on-the-job training sessions that are conducted at least annually, and sometimes monthly, our coaches receive comprehensive trainings that cover essential topics including safety, mental health, and teaching methods.

Emphasis on Safety

We have established safety guidelines at our sports schools based on advice from sports safety experts and professional safety standards used by the government and schools. Our coaches are required to undergo regular comprehensive safety training, which includes first aid and emergency response procedures, along with sport-specific safety practices. They are also familiar with locations of automated external defibrillators, evacuation sites, and hospitals near each class venue. These guidelines and training ensure that our coaches are not only aware of the potential risks associated with sports activities but are also equipped to handle any potential incidents. Since the foundation of our Company, we have maintained a safety record of zero fatal or serious accidents.

We also record and analyze sports injuries that occur at our schools nationwide. In March 2020, we entered into a joint research agreement with International Budo University to investigate safety management and effective warm-up methods specifically tailored for sports school settings. The term of this joint research agreement was from April 1, 2020 to March 31, 2021 and was not automatically renewed. We were responsible for the research cost of JPY100,000. According to this joint research, we found that children suffer more injuries to the peripheral parts of the body, such as hands, feet, and head, than adults. Therefore, we improved our safety management by improving warm up sessions. Our ongoing efforts aim to provide children with a safe and secure sports environment.

Franchise Model

While we operate most of our sports schools in-house, we also offer a franchise model, under which we enter into franchise agreements with our former employees as franchisees to operate sports schools using our trademarks. Franchisees receive extensive support, including management guidance, know-how, market research, recruitment support, and other services, such as product purchasing support, payment collection, advertising, and call center. This comprehensive support ensures that franchisees can successfully replicate our consistent high-quality class offering and customer services. In return, we receive a certain percentage of the franchisees’ revenue as monthly royalty fee payments from the franchisees as royalties, which amounted to JPY46,100,705 ($292,945) and JPY49,794,487 ($317,567) for the fiscal years ended December 31, 2024 and 2025, respectively. In addition, our franchisees had 11 operating locations as of December 31, 2025. In the first half of the year ended December 31, 2025, following the termination of a franchise agreement with one franchise operator, a certain number of members withdrew from the school operated by that franchisee.

The following are the material terms of our franchise agreement, which may be subject to change depending on a negotiation with each franchisee.

Fee structure	(i)	25% of the total revenue a franchisee obtained when operating its franchised sport school (including registration fees, monthly membership fees, operation management fees, annual membership fees, event sales, product sales commission, and individual sales price) less the amount of money returned to a sport school member and advanced by such franchisee;

	(ii)	a monthly advertising fee of JPY2,000;

	(iii)	a monthly membership system management use fee of JPY20,000;

	(iv)	a monthly administrative fee of JPY18,000; and

	(v)	in case a franchisee request support outside the scope of sport school operation, an hourly support fee of JPY10,000 per each personnel the Company dispatches.

Non-competition	Without the Company’s prior written consent, a franchisee, a legal entity which the franchisee controls, and another franchise in which the franchisee participates, may not operate a school of the same or similar sports which the Company operates in the same city, town, village, or ward where the Company’s school or the Company’s franchised school operates. This non-competition clause will remain in force for the term of the franchise agreement and for a period of three years after the termination of the agreement.

Term

The agreement has a term of three years and may be renewed for a successive one-year term upon an agreement by both parties. The negotiation will take place two months before the term ends.

Nevertheless, a franchisee may provide a two-month written notice to terminate the agreement. In such case, the Company may continue to operate the franchised sports school and the franchisee cannot request the Company for a compensation for such succession of the franchised sports school.

Quality of service is our highest priority. We limit our franchise agreements to former employees who can adhere to our standards in terms of guiding principles, know-how, and safety. As a result, all of our current 11 franchisees are former employees.

The number of franchised school members was 1,895 as of December 31, 2024 and 1,855 as of December 31, 2025.

Alliance Partnerships

We have formed strategic partnerships with various well-known professional sports teams throughout Japan to enhance our class offering and brand recognition. These alliances include joint sports schools with professional sports teams, aimed at conveying to children the importance of having dreams and promoting the development of sports. Currently, there are eight alliance partners, including Hanshin Tigers and Softbank Hawks. Subject to negotiation with each alliance partner, we operate the joint sports schools and mainly generate revenue from a percentage of monthly and yearly membership fees and registration fees, similar to our other sports schools.

Event Hosting

Our sports schools hold, from time to time, various events including training camps, sports tournaments, and one-day tours. If a member participates in two different activities, this member is counted as two members.

●	Seasonal camps. We organize seasonal camps three times a year during spring, summer, and winter vacations. During the camps, in addition to practicing sports together, students are also guided to cook for themselves, prepare bedding, and have fun parties with classmates. Seasonal camps foster children’s self-reliance capability and bring a sense of community among the students. The fees for seasonal camps are typically between JPY17,000 to JPY19,000. 81,645 and 80,820 students participated in the seasonal camps during the fiscal years ended December 31, 2024 and 2025, respectively.

●	Sports tournaments. We also organize sports tournaments, mainly for students at our own sports schools. Through these matches, children experience the fun of competition, the value of teamwork, and the joy of winning. We typically charge registration fees ranging from JPY2,000 to JPY4,000 for each tournament participant. 74,467 and 79,329 students participated in the sports tournaments during the fiscal years ended December 31, 2024 and 2025, respectively.

●	Experiential tours. Under our travel agency brand “One Pack Tour Club,” we offer day tours, providing children with opportunities to experience nature, culture, and sports in different environments. In the summer of 2024, for instance, we offered 14 unique one-day tours, including activities like beach seining, water gun battles, beetle hunting, and animal interaction experiences. We also organize experiential tours within sports schools throughout the year. In 2025, we offered 123 experiential tours, including quiz tours, large scale tag games, and snow games. The fees for “One Pack Tour Club” day tours are typically between JYP7,000 to JPY10,000. The fees for sports school one-day experiential tours are typically between JPY500 to JPY13,000. During the fiscal years ended December 31, 2024 and 2025, our sports schools organized 904 and 715 nature and cultural activities, and 32,821, and 33,937 members participated, respectively.

These activities also enrich the sports school business and further enhance students’ non-cognitive skills while building bonds between students and our sports school community. They also generate additional revenue streams aside from membership fees. They bring steady income streams during the vacation seasons when our sports school enrollment rate typically drops. In the fiscal year ended December 31, 2024, revenue from seasonal camps, sports tournaments, and experiential tours was JPY1,307,428,474, JPY194,508,432, and JPY204,977,475, respectively. In the fiscal year ended December 31, 2025, revenue from seasonal camps, sports tournaments, and experiential tours was JPY1,424,623,519, JPY23,930,018, and JPY236,823,367, respectively.

Students at our seasonal camp and sports tournament

Merchandise Sale

We also sell affiliated sports brand wear and a variety of sporting goods designed for children. These products include reflective items for children’s safety and sportswear tailored to beginners. In addition to designing our own sportswear, we also collaborate with our alliance partners to develop product lines, ensuring that their merchandise meets high standards of quality and functionality. See “—Sports Schools—Alliance Partnerships.” These products are manufactured by third-party suppliers and are sold at our sports school locations. On December 25, 2019, we sold the part of our merchandise sale business to BM Fun Co., Ltd. (“BM Fun”), formerly known as BM Solution Co., Ltd., for compensation totaling 50% of the book value of inventories to be transferred (limited to uniforms being sold on an ongoing basis) as of December 25, 2019. The business transfer was effective as of December 25, 2019. During the transition period of January 1, 2020 to September 30, 2020 and five years after the end of transition period, we agreed not to conduct any business or operation in or toward Japan that may compete with the transferred business, or cause any third party, including our affiliates, to do so, unless otherwise agreed upon. Nevertheless, this duty does not apply to karate and kendo wear, martial arts equipment, and jointly developed products by the Company and other third parties. Additionally, we currently receive royalty income from the sales of these products. We received an aggregate of JPY95,206,371 and JPY93,970,324 royalty fees for sportswear products in the fiscal years ended December 31, 2024 and 2025, respectively. Other than the business sold to BM Fun, we sell other merchandises including baseball caps and baseball uniforms at our sports school events. We received insignificant revenue for sales of these products in the fiscal years ended December 31, 2024 and 2025.

Commissioned Special Guidance Services

Beyond sports schools, we are actively engaged in special guidance services commissioned by local governmental entities and private companies. We address various social and regional challenges by collaborating with each prefecture using business methods to solve these challenges.

We have been commissioned as managers of sports-related events and initiatives for local communities that promote community involvement and sports participation, such as the sports tournament events for teachers in Fukuoka City Private Kindergarten Federation Faculty, the Children’s Physical Fitness Improvement Project in Higashinari Ward, Osaka City, “Yodokko Sports Promotion” project in Yodogawa Ward, Osaka City, and the Physical Fitness and Regional Sports Improvement Promotion Project for elementary schools in Rifu Town, Miyagi Prefecture. We also provide on-site sports instructions to private entities, such as kindergartens, nursery schools, and elderly care facilities, and collaborate with companies to conduct health promotion activities at workplaces, which include health-related lectures, consultation sessions, and exercise classes.

In the fiscal years ended December 31, 2024 and 2025, we generated JPY26,402,495 and JPY22,640,070 revenue from commissioned special guidance services, accounting for 0.3% and 0.2% of our total revenue of that period, respectively.

Social Business

Our social business leverages over a decade of the know-how accumulated in the sports school business since our foundation and expanded into adjacent business areas with significant synergies, including: school club support, where we provide sports coaching in school club activities and physical education classes, mainly based on outsourcing contracts commissioned by local governments; LEIF after-school daycare, which supports children with disabilities or developmental characteristics through soccer therapy; and elderly healthcare, where we offer exercise programs for the elderly.

School Club Support

We serve as an outsourced manager for school clubs at public and private schools in Japan. School clubs offer students the opportunity to participate in sports and cultural extracurricular activities in an organized fashion, overseen by club activity advisors. While the need for school clubs steadily increases, there is a significant shortage of club activity advisors on staff who have the capacity and proficiency to provide high-quality club services. Particularly in public schools, club activities require school teachers to serve as club advisors, who face significant capacity burdens on top of their teaching duties, resulting in long working hours and low incentives to provide high-quality services. These faculty and staff also lack professional know-how in managing club activities, such as sports coaching. However, parents hope to maintain club activities so as not to lose the sports environment for their children. Government administration bodies also hope to preserve club activities with support from the private sector, while alleviating the burden on teaching staff.

The outsourcing business of club activities is growing rapidly with the promotion of the Japan Sports Agency, in which we are one of the first movers. When we launched the school club support services in 2013, we were able to quickly expand the number of contracted schools because we already had over a decade of experience and know-how in our sports school business. For our lead customer segment—government public school systems, our established precedents in public transactions serve as a significant decision factor for buyers, increasing the probability of being invited to government bids and enhancing our success rate in winning contracts. We have contracted to provide services to 1,971 and 2,120 schools cumulatively since 2013 as of the fiscal years ended December 31, 2024 and 2025, respectively. We contracted with municipal Boards of Education and private school corporations in 45 and 68 municipalities covering 347 and 381 schools as of the fiscal years ended December 31, 2024 and 2025, respectively. Approximately two-thirds of the schools that we support are elementary schools, and one-third are middle schools. We also support high schools and universities from time to time. Our repeat contract rate with municipalities is approximately 89%, demonstrating strong client trust and operational reliability. From 2013 to 2025, we have accumulated collaboration experience with local governments across Japan, including 33 out of 47 prefectures nationwide, 68 out of 1,718 cities, towns and villages, and 13 out of the 23 special wards in Tokyo. We believe this broad geographic coverage strengthens our nationwide network and long-term partnership.

Our Services

We function as a general manager for school club activities, supporting diverse needs, liaising with private companies and local communities, and building a sustainable management system, thereby improving the quality of experience at school clubs for students and parents and reducing the burden on advisory teachers. Unlike sports school coaches, we hire part-time coaches for the school club support business, who are trained specifically for school club activities. Our school club support coaches typically work four hours each time.

●

Supporting diverse club needs: Depending on a school club’s existing staff capacity and expertise, we provide a variety of class offerings with customizable frequencies that meet the needs of each school and club through our professional and coach network. For example, we support club activities from soccer and basketball, to bowling and judo.

●	Liaising with private companies to support club operations: We support collaboration between private companies and schools to facilitate sponsorship support by private companies and professional sports organizations. For example, private companies may sponsor school club activities and print their company names on the school club’s sports jerseys.

●	Building a sustainable management system: We apply management and operational know-how from our sports school business to help school clubs build sustainable management. We offer a variety of leadership positions, main or auxiliary, and provide administrative support, including insurance system, parental contact, and handling of injuries.

Five Financial Support Patterns

Our business model involves five patterns of financial support for school club activities.

●	Local Government-led: local governments formulate public project plans, engage us in the program, and pay the costs of sports coaches. Currently, substantially all of our school club support services are provided under this pattern. Income from services is paid by schools or local governments with whom we have contracts. These contracts are usually structured with a fixed fee and billed according to a pre-agreed schedule;

●	Beneficiary-pays: parents of children and students who belong to the clubs pay the cost of sports coaches. The beneficiary-pays pattern has higher profit margins and more flexibility than other patterns;

●	Cooperation between local governments and beneficiaries: the cost of sports coaches is borne by the project budget of the local government and the budget of each school or club;

●	School-led: in exchange for free sports coaching, a sports school is opened for local children at after-school sports facilities, and the school, the community, and the company all benefit; and

●	Corporate social responsibility & individual donation type: the cost of sports coaching is covered by donations from companies, organizations, and individuals who agree with our philosophy.

Case Study: Nagoya City

As a case study, in June 2020, we entered into an agreement with the Nagoya City Board of Education regarding the commission of the operation of new sports and cultural activities at elementary schools from September 2020 to March 2024 in eight wards in Nagoya City for a total price of approximately JPY2.2 billion payable by monthly installments. This agreement ended on March 31, 2024, and we entered into another agreement with the Nagoya City Board of Education in August 2024, pursuant to which we are commissioned for elementary schools in six of the eight wards in Nagoya City from October 1, 2024 to March 31, 2025 for a total price of approximately JPY309.33 million payable by monthly installments. From April 1, 2024 to September 30, 2024, the club activity program in these six wards had been operated by a previous contractor, whose agreement was terminated after approximately three months. At the request of Nagoya City, we urgently assumed responsibility for these operations. As we prioritized allocating human resources to ensure the smooth continuation of these activities, the number of new school openings in our sports school business was temporarily constrained. In May 2021, under another agreement with the Nagoya City Board of Education, we were also commissioned for elementary schools in the other eight wards of Nagoya City from May 2021 to March 2025 for a total price of approximately JPY2.3 billion payable by monthly installment. As of December 31, 2025, a total of 1,881 coaches and management staff were dispatched to 238 municipal elementary schools in the city under these agreements. As of the date of this annual report, we are commissioned for 238 elementary schools. This was the first municipality-wide case of school club activities outsourced to a private sector provider. School club activities include soccer, softball, baseball, basketball, and handball, and cultural club activities include instrumental music, choir, and brass band, provided at a frequency of once weekly. For the fiscal years ended December 31, 2024 and 2025, the three agreements combined provided annualized revenue of JPY1,190,164,569 and JPY1,109,761,187, respectively.

After the May 2021 and August 2024 agreements both ended on March 31, 2025, in April 2025, we entered into four agreements with the Nagoya City Board of Education regarding commission of operation of new sports and cultural activities at elementary schools in 14 wards in Nagoya City for a total price of approximately JPY4.5 billion, payable by monthly installments. All contracts commenced in March 2025; however, their respective durations differ, with the shortest term concluding in March 2027 and the longest extending until March 2030. As of the date of this annual report, we are commissioned to operate for 238 elementary schools.

Date of the agreement	April 1, 2025	April 1, 2025
Covered districts and the number of covered municipal elementary schools	Three districts (Nishi, Minami, and Tenpaku wards) 51 municipal elementary schools	Three districts (Minato, Moriyama, and Meito wards) 60 municipal elementary schools

Term of the agreement	From April 1, 2025 to March 31, 2027 (Not automatically renewed)	From April 1, 2025 to March 31, 2028 (Not automatically renewed)

Service performance period	April 1, 2025 to March 31, 2027, which may be subject to change due to the school openings. Generally, the activities are not implemented during school holidays and school breaks.	April 1, 2025 to March 31, 2028, which may be subject to change due to the school openings. Generally, the activities are not implemented during school holidays and school breaks.

Contract price	In total JPY538,217,680 (including consumption tax of JPY48,928,880), paid in monthly installments.	In total JPY943,683,510 (including consumption tax of JPY85,789,410), paid in monthly installments.

Termination

The agreement is terminable by the Nagoya City Board of Education if any of the following events occur, including our breach of the agreement, our wrongful act during the execution or performance of the agreement, our failure to comply with necessary instructions or plan provided by the Nagoya City Board of Education to improve the services, and bankruptcy, among others.

We are subject to penalty totaling 10% of the annual contract price if: (i) the agreement is terminated according to the termination clause described above, unless we submit the request to terminate the agreement and the Nagoya City Board of Education finds the reason of such request justifiable; or (ii) we refuse to perform our obligations or the Nagoya City Board of Education is unable to perform its obligations due to reasons attributable to us.

The agreement is terminable by the Nagoya City Board of Education if any of the following events occur, including our breach of the agreement, our wrongful act during the execution or performance of the agreement, our failure to comply with necessary instructions or plan provided by the Nagoya City Board of Education to improve the services, and bankruptcy, among others.

We are subject to penalty totaling 10% of the annual contract price if: (i) the agreement is terminated according to the termination clause described above, unless we submit the request to terminate the agreement and the Nagoya City Board of Education finds the reason of such request justifiable; or (ii) we refuse to perform our obligations or the Nagoya City Board of Education is unable to perform its obligations due to reasons attributable to us.

Case Study: Suita City

As a case study, in February 2024, we entered into an agreement with the Suita City Board of Education to operate sports and cultural activities at junior high schools from February 2024 to March 2026. This agreement covers five schools with five club activities in Suita City, for a total contract value of approximately JPY37.6 million, payable in monthly installments. This agreement was an experimental initiative of the Suita City Board of Education using a small number of schools as a sample. Following this agreement, we entered into another agreement with the Suita City Board of Education in February 2025, pursuant to which we are commissioned for 16 junior high schools, including three schools contracted in the previous agreement, to operate 42 school club activities from February 21, 2025 to March 31, 2027 for a total price of approximately JPY316.7 million, payable by monthly installments. As of December 31, 2025, we were commissioned for 18 junior high schools in total. School club activities we operate under these two agreements include tennis, basketball, football, volleyball, table tennis, baseball, kendo, judo, swimming, badminton, dance, track and field, and brass band, provided at a frequency of once weekly. For the fiscal year ended December 31, 2025, the February 2024 agreement generated revenue of JPY125,602,187.

Date of the agreement	February 22, 2024	February 21, 2025
The number of covered municipal junior high schools	Five schools	16 schools, including three schools from the prior agreement

Term of the agreement	From February 22, 2024 to March 31, 2026 (Not automatically renewed)	From February 21, 2025 to March 31, 2027 (Not automatically renewed)

Service performance period	February 22, 2024 to March 31, 2026, which may be subject to change due to the school openings. Generally, the activities are not implemented during school holidays and school breaks.	February 21, 2025 to March 31, 2027, which may be subject to change due to the school openings. Generally, the activities are not implemented during school holidays and school breaks.

Contract price	In total JPY37,640,296 (including consumption tax of JPY3,421,846), paid in monthly installments.	In total JPY316,669,312 (including consumption tax of JPY28,788,120), paid in monthly installments.

Termination

The agreement is terminable by the Suita City Board of Education if any of the following events occur, including our breach of the agreement, our wrongful act during the execution or performance of the agreement, our failure to perform our obligations within a reasonable period specified by Suita City Board of Education after receiving a formal demand for performance.

We are subject to penalty totaling 5% of the annual contract price if: (i) the agreement is terminated according to the termination clause described above, unless we submit the request to terminate the agreement and the Suita City Board of Education finds the reason of such request justifiable; or (ii) we refuse to perform our obligations or the Suita City Board of Education is unable to perform its obligations due to reasons attributable to us.

The agreement is terminable by the Suita City Board of Education if any of the following events occur, including our breach of the agreement, our wrongful act during the execution or performance of the agreement, our failure to perform our obligations within a reasonable period specified by Suita City Board of Education after receiving a formal demand for performance.

We are subject to penalty totaling 5% of the annual contract price if: (i) the agreement is terminated according to the termination clause described above, unless we submit the request to terminate the agreement and the Suita City Board of Education finds the reason of such request justifiable; or (ii) we refuse to perform our obligations or the Suita City Board of Education is unable to perform its obligations due to reasons attributable to us.

Commissioned by the Japan Sports Agency in 2024

In April 2024, we entered into an agreement with the Japan Sports Agency, where we agreed to conduct a demonstration project pursuant to the Japan Sports Agency’s initiative to have community sports clubs and local governments be more responsible for conducting school athletic club activities. To tackle depopulation resulting in fewer students attending public schools in each community, the Japan Sports Agency started this initiative in 2018, aiming to keep school club activities sustainable, improve coaching quality, and reduce schoolteachers’ burden. The primary services we provided included (i) executing and managing agreements with participating local governments to implement this project, (ii) conducting surveys and analyzing data, (iii) accumulating and producing a case study handbook, (iv) operating a working group with relevant parties, and (v) providing consultation services to participating local governments. In connection with our participation in this government project and from a compliance perspective to avoid potential conflicts of interest, we terminated certain contracts with some local governments. The term of this contract was from April 1, 2024 to March 31, 2025 and the contract price was approximately JPY2.3 billion. The agreement was not renewed beyond March 31, 2025.

The followings are the other material terms of the agreement with the Japan Sports Agency.

Intellectual property	All rights, including copyrights, of the deliverables obtained from the services under the agreement will belong to the Japan Sports Agency. In the case we transfer copyright to the Japan Sports Agency, we have agreed not to exercise moral rights of the copyrighted works authored by us. If the deliverables include the copyrighted work authored by a third party, we have agreed to place necessary measures to prevent such third party from exercising its moral rights of the copyrighted work.

Termination

The Japan Sports Agency may entirely or partially terminate the agreement and request us to return all or part of the contract price that is already paid, if we breach the condition in this agreement. If the agreement is terminated, the Japan Sports Agency my request us to pay the penalty totaling 10% of the contract price.

Additionally, the Japan Sports Agency may terminate this agreement without any notice if we, by ourselves or by using a third party, make any demand by using violence, make unreasonable demand beyond our legal entitlement, use threatening language or violence relating to a transaction, interfere the business of the officer responsible for the agreement by using deception or force, or any other similar act.

After-School Daycare Service “LEIF”

The after-school daycare service “LEIF” emphasizes the holistic development of children with disabilities or unique developmental characteristics by integrating sports with educational and therapeutic activities. Soccer therapy, in particular, has proven to be an effective tool for improving social and life skills, fostering independence, and enhancing the overall quality of life for children with developmental disabilities. The program also includes activities such as art, music, and drama therapy, ensuring a well-rounded development for the children. These services aim to foster children’s independence and provide group living environments to improve their life skills and social skills. Additionally, we conduct workshops and training sessions for parents, equipping them with the knowledge and skills to better support their children with developmental disabilities.

As of December 31, 2025, the Company operated 20 locations nationwide and had 1,115 active members. In the fiscal years ended December 31, 2024 and 2025, we generated JPY589,391,981 and JPY686,975,604 revenue from LEIF after-school day-care services, accounting for 5.7% and 5.9% of our total revenue, respectively.

Facility Management Services

We provide facility management services, which mainly involve sports coaching at public sports facilities such as gymnasiums and sports grounds to create an environment where people of all ages, from children to the elderly, can easily engage in sports. We have been involved in various successful projects, such as managing the Kuromatsunai-cho Comprehensive Gymnasium in Hokkaido and participating in the private finance initiative, a method to implement public-private partnership, for the Iizuka City Comprehensive Gymnasium in Fukuoka Prefecture. We also manage the “Core Yamakuni” multipurpose cultural facility in Nakatsu City in Oita Prefecture, Osaka. We receive facility management fees for the services we provide.

In the fiscal years ended December 31, 2024 and 2025, we generated JPY105,956,178 and JPY101,131,574 revenue from facility management services, accounting for 1.0% and 0.9% of our total revenue, respectively.

Elderly Healthcare Initiative

We provide healthcare services for the elderly at the facilities we manage. Recognizing the widening gap between average life expectancy and healthy life expectancy in Japan, our elderly healthcare initiative aims to improve the quality of life for older adults through a variety of targeted exercise programs and extensive community engagement. We implement a range of exercise programs specifically designed for the elderly, such as caregiving prevention exercises and health yoga. These activities are conducted at our Sport day Lesport elder care facility, which was established in 2022. The establishment of Lesport elder care facility was commissioned by Sendai City. It is a community-based service utilizing long-term care insurance and is operated in accordance with the personnel and facility maintenance standards stipulated by the Japan Ministry of Health, Labor, and Welfare. We collect nursing care fees, which amount is set by the Japan Ministry of Health, Labor, and Welfare. Approximately 70% to 90% of the nursing care fees we received were contributed by governmental nursing care benefit, and users pay the remaining approximately 10% to 30% of the nursing care fees. In the fiscal years ended December 31, 2024 and 2025, we generated JPY20,719,631 and JPY30,310,834 of revenue from our elderly healthcare initiative, respectively.

Corporate Social Responsibility (CSR) Initiatives

We are deeply committed to corporate social responsibility, focusing on safety, environmental sustainability, and community engagement. We implement comprehensive safety measures to ensure the well-being of participants in our programs. We also adopt environmentally sustainable practices in the management of our facilities and operations. Furthermore, we actively engage in community development projects, leveraging sports as a tool for social change.

We also actively participate in various non-profit organizations and initiatives. We actively support the second careers of former professional athletes, providing them with opportunities to transition to new career paths after their professional sports careers end. We are also committed to promoting para-sports. We hold para-sports classes to encourage participation and raise awareness. Our support extends to Paralympians, assisting them in their athletic development and training. We organize various events aimed at fostering a more inclusive society for people with disabilities. We also participate in Sport for Tomorrow, an international exchange and cooperation program based on the commitment of the Japanese government from 2014 to the Tokyo 2020 Olympic and Paralympic Games. We have been recognized by the Tokyo Metropolitan Sports Promotion Agency for seven consecutive years from 2015 through 2024. Since 2017, we have also been certified as a Sports Yell Company by the Japan Sports Agency due to our efforts to encourage our employees to be involved in sports to stay healthy. Our employees also donated to building the Mac Dinh Chi Elementary School in Vietnam. Through these efforts, we strive to create an environment where sports are accessible to all, promoting health, inclusivity, and the spirit of sportsmanship.

Intellectual Property

We regard our trademarks, service marks, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on a combination of copyright and trademark law, and confidentiality agreements with employees to protect our intellectual property rights. We also regularly monitor any infringement or misappropriation of our intellectual property rights.

Trademarks

As of December 31, 2025, we had registered 57 trademarks in Japan. The trademarks are related to (i) our Company and our subsidiaries; (ii) brands of our sports schools, for example, “Liberta,” “Heartz,” and “JJMIX”; (iii) brands of other businesses related to our sports schools, for example, “4ALL” for our original apparel brand, “LEIF” for our after-school daycare business, and “One Pack Tour Club” for one-day experiential tours; (iv) brands under our social business, for example, “Sport day Lesport” for our elderly day service; and (v) our non-cognitive ability measurement system, “Milabo.”

The trademarks can generally be renewed every 10 years by filing a request for renewal and paying a renewal fee during the period six months prior to the expiration of the trademark right to the expiration date.

Domain Names

As of December 31, 2025, we had registered 15 domain names related to our business in Japan.

Employees

As of December 31, 2025, 2024, and 2023, we had a total of 1,055, 999, and 922 full-time employees, respectively. The following table provides a breakdown of our full-time employees by department as of December 31, 2025:

Department	Number	% of Total
East Japan Management Division -Sports School	1	0.1%
Hokkaido Branch -Sports School	66	6.3%
Tohoku Branch -Sports School	52	4.9%
North Kanto and Banetsu Branch -Sports School	37	3.5%
Tokyo Branch -Sports School	45	4.3%
Kanto Branch -Sports School	58	5.5%
Tokai Branch -Sports School	73	6.9%
Osaka Branch -Sports School	59	5.6%
Kinki Branch -Sports School	65	6.2%
Chugoku and Shikoku Branch -Sports School	80	7.6%
Kyushu Branch -Sports School	153	14.5%
Planning Promotion Division	2	0.2%
Customer Development Office	2	0.2%
Business Strategy Office	1	0.1%
Social Business Division	1	0.1%
North Japan Branch -Social	69	6.5%
Metropolitan Area Branch -Social	52	4.9%
Tokai Branch -Social	71	6.7%
Kansai Branch -Social	21	2.0%
West Japan Branch -Social	45	4.3%
Regional Solution Support Division	3	0.3%
New Business Development Division	2	0.2%
Finance and Accounting Division	2	0.2%
Finance Department	5	0.5%
Accounting Department	3	0.3%
Planning Division	1	0.1%
Planning Department	8	0.8%

Department	Number	% of Total
Marketing Department	6	0.6%
IR and PR Department	6	0.6%
Corporate Support Division	1	0.1%
General Affair Division	10	0.9%
CRM Promotion Department	6	0.6%
Human Resources Division	2	0.2%
Human Resources Department	14	1.3%
Shareholder Relation Office	6	0.6%
Information Security Department	2	0.2%
Risk Management Department	1	0.1%
Safety Quality Promotion Department	3	0.3%
Operational Quality Promotion Department	6	0.6%
Customer Services Department	4	0.4%
US-SOX Department	1	0.1%
Legal Department	4	0.4%
Internal Control Office	4	0.4%
CEO office	2	0.2%
Total	1,055	100.0%

We enter into employment agreements with our full-time employees. The employment agreements have an indefinite term and may be terminated by the employee with a 60-day advance notice. Dismissal of the employee by us is required to meet the following requirements: (i) the dismissal is objectively reasonable and socially acceptable; (ii) the dismissal is based on the grounds set forth in our internal work rules; (iii) the dismissal does not fall under any of the prohibited grounds stipulated by law; and (iv) a 30-day advance notice is given, or a dismissal allowance is paid in lieu of such notice. In addition, we enter into confidentiality and non-compete agreements with our employees before they leave our Company.

In addition to our full-time employees, we had zero, four, and four contract employees as of December 31, 2025, 2024, and 2023, respectively, and 3,544, 2,715, and 3,107 part-time employees as of December 31, 2025, 2024, and 2023, respectively. The contract employees are primarily responsible for assistant duties and are paid on an hourly basis. The part-time employees are primarily responsible for assistant duties and school club activity instruction duties and are also paid on an hourly basis, and they are supervised by full-time employees who are required to be on-site at least once a month.

We believe that we maintain a good working relationship with our full-time and part-time employees, and we have not experienced material labor disputes in the past. None of our employees is represented by a labor union.

Facilities

The Company does not own any real estate. Our headquarters in Tokyo is leased. We also have leased 75 premises for central and regional offices and LEIF daycare service locations in Japan, totaling approximately 96,590 square feet. All of our currently occupied facilities are leased.

We believe that the facilities we currently lease are adequate to meet our immediate needs and will be sufficient to accommodate our future expansion plans, primarily through leasing additional properties.

We do not lease facilities for sports school classes. Each coach in charge of a sports school class applies for use of facilities on a case-by-case basis, ranging from schools, parks, and gymnasiums to private sports venues. We select venues based on various criteria such as accessibility, safety, and location. We pay for the usage fees of sports facilities.

Insurance

We maintain directors and officers liability insurance for our directors and senior management and group comprehensive life insurance for our directors, senior management, and full-time employees. We also maintain fire insurance and tenant insurance, cyber risk insurance, personal accident insurance, personal liability insurance for businesses, comprehensive group compensation plan expense insurance, comprehensive business disaster relief insurance, integrated damage liability insurance, automobile insurance, comprehensive insurance for business activities, and damage liability insurance. We believe the insurance coverage we maintain is in line with that maintained by other companies in our industry. For a discussion of risk factors related to our insurance policies, see “Item 3. Key Information—D. Risk Factors-Risks Related to Our Business and Industry—Our insurance may be inadequate, or premiums may increase substantially.”

Seasonality

We experience seasonality in both our school business and our social business, mainly reflecting the cycle of school years.

In our sports school business, we typically see a decrease in the number of memberships around March, coinciding with the end of each school year in Japanese schools, which is the time when students finish a school year and start to attend cram schools. From April to June, we typically see an increase in the number of memberships, as students advance to the next grade and start to attend sports classes again. These seasonal fluctuations influence various revenue streams in our sports school business, including registration fees, renewal revenue, and monthly membership revenue. Moreover, our event hosting revenue is influenced by the school holiday periods, notably during March for spring breaks, August for summer vacations, and December to January for winter breaks. These periods see significant upticks in revenue as our event-hosting business capitalizes on the increased student participation.

Our social business also experiences seasonality related to the fiscal year cycle of our social business customers, including government agencies and municipalities, which begins on April 1 and ends on March 31 each year. Although we recognize revenue from our social business based on services delivered, payments are made around the end of March by customers under some contracts. Thus, we typically see increases in advance payment in our social business working capital.

Legal Proceedings

On February 26, 2021, we initiated a lawsuit against a former representative director and vice president of our Company (“Former Vice President”), alleging general tort and negligence of duty of care due to entering into three service agreements without the board of directors’ approval. On November 30, 2023, the court made recommendations for a settlement in favor of our Company, and the relevant parties reached a settlement on December 20, 2023 (the “Settlement”), where the Former Vice President agreed to transfer 400,000 of our Ordinary Shares to the Company for free as the compensation. To further compensate our losses resulting from the breaches of the three service agreements, which were not sufficiently remedied by taking back the shares the Former Vice President held and reduce the Former Vice President’s executive compensation, Mr. Ito has compensated our Company in the aggregate amount of JPY55,935,710 ($0.39 million) to cover the remaining uncompensated damages after the Settlement. See “Notes to Consolidated Financial Statements—Note 24-Commitments and Contingencies—Legal Proceedings.”

In October 2024, we received a guidance notice from the Health and Welfare Department of Hakodate City indicating our after-school daycare service facilities over-claimed fees by overstating the number of qualified workers in the fiscal years ended December 31, 2023 and 2024, along with noncompliance with required staffing standards. In accordance with the Act on Providing Comprehensive Support for the Daily Life and Life in Society of Persons with Disabilities (Act No. 123 of November 7, 2005, as amended), certain orders could have been issued, including the reimbursement of the over-paid amount plus a 40% penalty and/or the revocation or suspension of operator designations.

As of December 31, 2025, the Company has finalized the estimation of the over-claimed fees and made full provisional payments to the local government. As the total provisional payments made exceeded the finalized refund amount, the Company recorded other receivable of JPY0.6 million ($4,000) as of December 31, 2025, representing the amount to be returned to the Company. See “Notes to Consolidated Financial Statements—Note 24-Commitments and Contingencies—Over-claimed Service Fees–After-School Daycare Service Facilities.”

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, breach of contract, and labor and employment claims. As of the date of this annual report, we are not a party to any material lawsuits, and we are not aware of any threats of lawsuits against the us that are anticipated to have a major impact on our business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of resources, including management’s time and attention.

Regulations

We are subject to various Japanese laws and regulations.

Worker Dispatching Act

Our sports school business and social business involves worker dispatching, which is subject to, among other laws and regulations, the Act on Securing the Proper Operation of Worker Dispatching Businesses and Protecting Dispatched Workers (Act No. 88 of 1985, as amended; the “Worker Dispatching Act”). Under the Worker Dispatching Act, any person who intends to carry out a “Worker Dispatching Undertaking” business must obtain a license from the Minister of Health, Labor, and Welfare. As we provide worker dispatching that fall under Worker Dispatching Undertaking, we have obtained the required license. Under the Worker Dispatching Act, the Minister of Health, Labor, and Welfare has supervisory power over worker dispatching business operators and has the authority, for example, to request reports, carry out on-site inspections, order that improvements be made or operations be suspended, and revoke licenses. Pursuant to the provisions of the Worker Dispatching Act, worker dispatching business operators are prohibited from (i) dispatching workers to carry out certain services, such as port transport services and construction work, (ii) dispatching workers for more than three years in principle, and (iii) dispatching workers as daily workers (workers whose employment period is equal to or less than 30 days) except to provide certain services. Further, worker dispatching business operators must publicize their margin ratios. Violations of these obligations may result in license revocations or orders to suspend operations by the Minister of Health, Labor, and Welfare, and certain violations may also result in penal fines. Under the Worker Dispatching Act, if a person supplied with a dispatched worker through dispatching services acts contrary to certain provisions of the Worker Dispatching Act, that person will, in principle, be deemed to have offered the dispatched worker a labor contract on the same employment conditions as those of the labor contract between the dispatched worker and the dispatching business operator. Additionally, under the Worker Dispatching Act, worker dispatching business operators should take measures to stabilize the employment of dispatched workers who satisfy certain conditions.

Employment Security Act

Worker dispatching involved in our social business is also subject to, among other laws and regulations, the Employment Security Act of Japan (Act No. 141 of 1947, as amended; the “Employment Security Act”). Under the Employment Security Act, any person who intends to carry out a “Fee-charging Employment Placement” business, which involves employment placement conducted in exchange for a commission or any other form of compensation, must obtain a license from the Minister of Health, Labor, and Welfare. Accordingly, as our social business involves such Fee-charging Employment Placement, we have obtained the required license. Under the Employment Security Act, the Minister of Health, Labor, and Welfare has supervisory power over Fee-charging Employment Placement business providers and has the authority, for example, to request reports, carry out on-site inspections, order that improvements be made or operations be suspended, and revoke licenses. Pursuant to the provisions of the Employment Security Act, Fee-charging Employment Placement business providers (i) are prohibited from introducing job seekers to any forms of employment in which they are required to perform certain services, such as port transport services or construction work, and (ii) must clearly indicate employment conditions, such as wages, to job seekers. Violations of these obligations may result in license revocations or orders to suspend operations by the Minister of Health, Labor, and Welfare, and certain violations may also result in penal fines.

Act on Protection of Personal Information

The Act on Protection of Personal Information of Japan (Act No. 57 of 2003, as amended; the “Act on Protection of Personal Information”) contains various provisions relating to the protection of personal information, including those imposing obligations on business operators, including us, that utilize or maintain databases containing personal information. Pursuant to the provisions of the Act on Protection of Personal Information such business operators are required to (i) specify the purpose of use of personal information, (ii) refrain from using personal information beyond such purpose, except in cases permitted under the Act on Protection of Personal Information, (iii) refrain from disclosing personal information to a third party without obtaining prior consent from the person to whom such information relates, except in cases permitted under the Act on Protection of Personal Information, and (iv) take necessary and appropriate measures to securely manage and prevent leakage and loss of, or damage to, personal information. Further, the Worker Dispatching Act, the Employment Security Act, and guidelines applicable to employee/staff recruiting business and worker dispatching business set out certain regulations related to (i) acquisition, storage, and use of personal information and (ii) proper management of personal information.

Travel Agency Act

Travel Agency Services

Event hosting under our sports school business involves travel agency services that are subject to, among other laws and regulations, the Travel Agency Act of Japan (Act No. 239 of 1952, as amended; the “Travel Agency Act”). The Travel Agency Act generally requires that those who engage in travel agency services be registered as travel agency business operators with the Governor of the relevant Prefecture (or the Commissioner of the Japan Tourism Agency in the case of a Type 1 Travel Agency Business). Leifras Travel is registered as a Type 2 Travel Agency Business Operator (“Type 2 TBO”) and is supervised by the relevant local government (Prefectural Governor). In order to settle possible claims against travel business operators by travelers, Type 2 TBOs are required to, directly or indirectly through a travel agency association designated in the Travel Agency Act, deposit a certain amount of funds with the relevant depositary office and keep those funds at the level designated in the Travel Agency Act and the regulations thereunder. If a Type 2 TBO does not satisfy certain requirements under the Travel Agency Act, or its business operations are otherwise inappropriate or unreasonable, that Type 2 TBO may be subject to administrative or criminal sanctions.

Travel Service Provision Services

Event hosting under our sports school business also involves travel service provision services that are also subject to, among other laws and regulations, the Travel Agency Act. The Travel Agency Act generally requires that those who engage in travel service provision business be registered as travel service provision business operators with the Governor of the relevant Prefecture. Leifras Travel is registered as a travel service provision business operator and is supervised by the relevant local government. Under the Travel Agency Act, travel service provision business operators are prohibited, for example, from (i) telling falsehoods with regard to important matters concerning transactions, (ii) unreasonably delaying the performance of contractual obligations, and (iii) committing certain acts that cause a loss of trust in the travel service provision business. If a travel service provision business operator does not satisfy certain requirements under the Travel Agency Act, or its business operations are otherwise inappropriate or unreasonable, that operator may be subject to administrative or criminal sanctions.

C. Organizational Structure

See “—A. History and Development of the Company.”

D. Property, Plants and Equipment

See “—B. Business Overview—Facilities.”

Item 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our financial statements with a narrative from the perspective of Company’s management. You should read the following discussion and analysis of our results of operations and financial condition in conjunction with our financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements,” and elsewhere in this annual report.

Overview

Headquartered in Shibuya-ku, Tokyo, we are a sports and social business company dedicated to youth sports and community engagement. We primarily provide services related to the organization and operations of sports schools and sports events for children. Building upon our experience and know-how in sports education, we also operate a robust social business sector, dispatching sports coaches to meet various community needs.

At the core of our operations is the children’s sports school business. When we refer to a sports school, it refers to a series of courses and programs that we offer to teach a sport, instead of a physical location. As of December 31, 2025, we were recognized as one of Japan’s largest operators of children’s sports schools in terms of both membership and facilities. As of the date of this annual report, we hold our sports classes at more than 4,600 facility locations in Japan nationwide, serving over 70,000 members. The number of members is based on the number of students taking classes; if a student is enrolled in two different classes, this student is counted as two members. We provide 13 sports schools, from soccer school “Liberta” and baseball school “Porte,” to rhythmic karate school “Quore” and kendo school “Kokoro.” We also offer classes that cater to the various needs of different age groups and sports capability levels. For instance, our “JJMIX” classes offer beginners from the age of two and up the opportunity to experience multiple sports, and our “Rugina” classes are designed specifically for girls. Approximately 88% of our sports school members are elementary school students, with additional programs for preschoolers, nursery school children, kindergarteners, and junior high school students. These classes are taught by professional coaches who bring their expertise and passion to each session, ensuring that students receive high-quality coaching in safe environments. Our sports school business also extends to sports merchandise sales and commissioned special guidance services.

Our approach to sports education emphasizes the development of non-cognitive skills, which are crucial for success both inside and outside the sports arena. Following our teaching principle “acknowledge, praise, encourage, and motivate,” our classes integrate non-cognitive skills, such as motivation, teamwork, strategic thinking, and sportsmanship, into our sports curriculum. For instance, our soccer program focuses on developing technical skills, tactical understanding, and teamwork, and our martial arts programs in karate and kendo promote physical fitness and self-discipline. Our holistic approach integrates physical and mental development, setting us apart in the industry.

Building upon our experience and know-how in sports education, our social business mainly dispatches sports coaches to meet various community needs. Our school club support business provides sports coaching in school club activities and physical education classes and coordinates collaborations between school clubs and private companies. Our LEIF after-school daycare service supports children with disabilities or developmental characteristics through soccer therapy, promoting independence and improving life skills. Our involvement also extends to facility management services at public sports facilities, focusing on providing sports coaching for people of all ages. Our elderly healthcare initiative offers exercise programs for the elderly, including exercise instruction such as preventive nursing care exercises, yoga, and other health promotion services at community centers and healthcare facilities. By addressing these diverse needs, we aim to promote physical health, social inclusion, and community well-being across different demographics.

Our revenue for the fiscal year ended December 31, 2024 was JPY10,329.7 million ($65.88 million), with net cash flows generated from operating activities of JPY207.1 million ($1.32 million), compared to revenue of JPY11,728.4 million ($74.80 million), with net cash flows generated from operating activities of JPY468.3 million ($2.99 million), for the fiscal year ended December 31, 2025. We had net income of JPY418.6 million ($2.67 million) and JPY438.5 million ($2.80 million) for the fiscal years ended December 31, 2024 and 2025, respectively. As of December 31, 2025, we had JPY100.0 million ($637,755) of short-term loans, JPY151.3 million ($963,202) of current portion of long-term loans, and JPY24.4 million ($155,752) of long-term loans outstanding.

Recent Developments

IPO

We consummated our IPO on October 10, 2025, in which we issued 1,250,000 ADSs at a price of $4.00 per ADS, resulting in gross proceeds of approximately JPY739.9 million ($5.0 million) and net proceeds of approximately JPY658.7 million ($4.3 million), after deducting underwriting discounts and offering expenses payable by us.

Our Business Model

Our business model is predicated on our competitive advantage: the development of coaches who can enhance children’s non-cognitive skills through sports, and our expertise in integrating these skills with sports programs. Non-cognitive skills encompass attributes related to an individual’s personality, attitudes, behaviors, and social interactions.

We are committed to training coaches who can effectively foster children’s non-cognitive skills through sports. We pay fees to use public facilities (for instance, school gyms and grounds and municipal venues) capable of hosting these lessons. We tailor a variety of sports lesson programs in order to encourage our students’ interaction and enhance their non-cognitive skills.

Our coaches are expected to be exemplary adult role models who possess not only the skills to facilitate lessons but also the attributes of school teachers and parents. Having our coaches build robust relationships with children and their parents, our lessons become a valuable “third place” for children, alongside school and home, thereby increasing our customers’ switching cost and enhancing customer retention rate.

Key Factors Affecting Results of Operations

Our financial performance depends, in part, on our ability to keep pace with changing market needs, regulations, and technology.

Our business is influenced by external factors. Our revenue relies on the number of members (business-to-customer model) and the number of schools receiving our school club support services (business-to-government (“B2G”) or business-to-business (“B2B”) models). Our customers for these services are households, municipalities overseeing schools, or schools themselves. Since the perception of ideal education for children evolves over time, our customers’ decision-making is significantly influenced by factors such as those outlined below.

Policy

●	Compared to other countries, Japan is significantly behind in educational information and communication technology (“ICT”) and the GIGA School concept[1].

●	In 2020, the Ministry of Education, Culture, Sports, Science, and Technology initiated an educational reform to address the need for a diverse workforce that can adapt to changes.

[1]	The GIGA School Initiative is one of the educational policies promoted by the Japanese government, focusing on the strategic promotion of ICT utilization within schools. Specifically, it aims to establish high-speed internet connections in schools nationwide and create an environment where students and faculties can utilize the latest information technology. This initiative aims to improve the quality of school education and to enhance students’ information literacy. The GIGA School Initiative began in 2020, and it was implemented nationwide in schools by 2023, which achieved infrastructure development and digital device distribution.

●	The Japan Sports Agency has allocated 8.2 billion yen in the 2025 supplementary budget, and 5.7 billion yen in the 2026 budget (proposal) to advance nationwide implementation of developing community club activities during the “Reform Implementation Period” from 2026 to 2031.

●	The Ministry of Economy, Trade, and Industry and the Japan Sports Agency are endeavoring to make effective use of school facilities to increase the number of sport facilities available for public use.

●	With the establishment of the Children and Families Agency, measures to counteract the declining birthrate are expected to expand, including increasing childcare subsidies (for instance, childcare subsidies for single parent families and educational subsidies.)

Economy

●	Resource-related inflation in Japan continues, but wages have not risen, leading to an increased burden on household finances in Japan.

●	Economic disparities in Japan are leading to educational disparities, causing a persistent polarization.

Society

●	The advent of VUCA—volatile, uncertain, complex, and ambiguous—increasingly motivates parents to have their children develop skills and resilience needed to thrive in a challenging, unpredictable society.

●	Non-cognitive abilities are gaining attention.

●	The cost of education per child is higher due to the declining birthrate, affecting all areas of spending.

●	Efforts to reform educational staff’s working practices are increasing, leading to more privatization of club activities and a shift towards a beneficiary-pays system.

Technology

●	Education technology, such as online education and STEAM (Science, Technology, Engineering, the Arts, and Mathematics) education, is diversifying learning methods.

We currently believe that the current external environment favors the execution of our business strategy. However, there is a possibility that future environmental changes could adversely affect our business.

We compete with a variety of educational institutions, and if we are unable to compete effectively, our revenue could be adversely impacted.

The children’s sports school industry is highly fragmented and increasingly competitive. We compete with traditional children’s sports clubs, as well as with extracurricular activities in public and private elementary and middle schools. Indirectly, we also compete with online education providers in some areas. Some public and private schools offer services in ways that other for-profit companies cannot, such as teachers leading extracurricular activities at no additional cost beyond their salary. Additionally, if additional subsidies or resources are provided to these schools, the competition may increase.

Increasingly intense competition may exert pricing or operational pressure on us, potentially significantly impacting our membership numbers, the number of schools outsourcing school club operation to us, revenue, and profit margins. Heightened competition may also drive down our average revenue per customer and increase marketing and recruitment expenses, potentially adversely affecting our profitability and cash flow.

Balancing safety assurance and pricing directly impacts profitability.

Our service’s ultimate customers are parents, who have a fundamental need for their children’s growth through sports activities, with the precondition being the assurance of children’s safety. While prioritizing the safety of children participating in sports school programs or school clubs in contracted schools, we recognize that excessively pursuing safety or setting high demands on children to accelerate their growth can result in higher costs to ensure safety. Especially for contracted school clubs with fixed annual budgets (B2G), our administration may be unable to bear additional costs and therefore challenges us to assure safety within the budget.

On the other hand, neglecting safety assurance may tarnish our reputation and potentially have significant repercussions on customer acquisition, retention rates, and competitiveness. Parents as the ultimate customers have low switching costs to competitors, either direct or indirect. Regardless of B2B or B2G business models, our reputation among parents is a crucial factor which influences purchasing decisions. Failure to ensure children’s safety may potentially decrease profitability and result in customer defection and higher customer acquisition costs. As a result, managing the balance between safety assurance and pricing is crucial for profitability management.

Market share impacts our revenue from the school club support business.

Our growth in contracting schools for outsourced club activities stems from our decade-long expertise in the school sector, establishing us as a pioneering player in school club support business. Successful bidding records with other governmental authorities in public procurement is one of the determinative factors an authority may take into consideration when selecting a winning bidder. Therefore, our well-established track records with several municipalities help us maintain a leading position, increase the probability of being invited to government bids, and enhance our successful bidding rate. However, if our market share were to decline, we may no longer enjoy the benefits of being a first mover, potentially leading to a decrease in revenue.

Our ability to secure venues for sports lessons will impact our sports school business’s revenue.

In the operation of our sports school business, we keep expenses low by paying venue usage fees to public schools or municipal facilities on a time-share basis. Such approach helps us improve return on assets, maintain healthy cash flow, and lessen our cost of withdrawal. Nevertheless, locations that are convenient, safe, and equipped with necessary amenities may become more limited resources in the future. Should securing venues become more challenging in the future, facility usage fees may rise and we may be unable to secure the venues under a reasonable price or favorable terms and conditions.

Each coach’s productivity significantly impacts our sports school business’s profitability.

Coach salaries constitute a large portion of our sports school business’ costs, significantly affecting its profitability. The numbers of lessons and students each coach handles directly impacts their productivity. As of December 31, 2025, our internal survey indicates that, assuming a maximum capacity of 20 students per lesson, only 29.7% of the total lessons were at full capacity, indicating room for further customer acquisition. We believe that by enhancing the productivity of each coach, including paying additional marketing expenses for customer acquisition, we can increase profitability. However, if the coach productivity does not increase in the future, our profitability may be negatively affected.

Our businesses are all operated in Japan and a downturn in the Japanese economy may affect consumers’ willingness to spend on extracurricular sports activities, which could delay our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

As of the date of this annual report, our businesses are all operated in Japan. A downturn in the Japanese economy could adversely impact consumers’ willingness to spend on youth sports education. Factors that could affect consumers’ willingness to spend on youth sports education include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, consumer spending habits could be adversely affected, and we could experience lower than expected net profits, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

In recent years, the economic indicators in Japan have shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. Although the Japanese government is currently implementing an expansionary monetary and fiscal policy, there is no guarantee that this policy will succeed in stimulating consumer spending while maintaining low long-term interest rates or will continue. Recent inflationary pressures and supply shortages are also significantly affecting global and Japanese economic conditions, and inflation in major global economies, potential changes in monetary policy and interest rates and high volatility in global financial markets are expected to continue. Due in part to increased inflation in Japan, in March 2024, the Bank of Japan announced a change in its monetary policy, including the end of its longstanding negative short-term interest rate policy and the end of quantitative and qualitative monetary easing first introduced in 2016. As of the date of this annual report, the Bank of Japan has continued its trajectory toward monetary policy normalization, maintaining a stance that seeks to balance economic growth with price stability. While the full impact of this change on economic conditions remains uncertain, it has already influenced, and is expected to continue affecting, several aspects of the Company’s operations. These include: (i) major operation costs, such as event hosting expenses and utilities, which have already risen due to an increase in energy prices, are expected to rise further; (ii) salaries and welfare expenses, which constitute a significant portion of the Company’s operation costs, may increase due to national wage hikes influenced by inflationary pressures; (iii) higher interest rates will increase borrowing costs, as the Company relies on loans for expansion and operations; (iv) the Company’s sports school business and social business may be affected, as its customers impacted by inflationary pressures and wage growth disparities may struggle to afford sports classes or after-school daycare services, particularly if their incomes do not keep pace with inflation. In addition, the economic environment in Japan continues to be challenging due to a number of other factors, including longer-term challenges surrounding the impact of unfavorable demographic trends such as the declining birthrate and the decline and aging of the overall population. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our services and their prices.

Trend Information

The sports school business revenue exhibits seasonality which directly ties to the life stages of our participating children, such as their primary school graduation or cram school attendance. As a result, there is a notable decrease in membership numbers around March, coinciding with the end of the academic year in Japanese schools. However, this trend is counterbalanced by an increase in the number of members from April to June, since a new school year starts in April and children advance to the next grade. The implications of these seasonal shifts are profound, affecting various revenue streams, including registration fees, renewal revenue, and monthly membership revenue. Each of these components mirrors the cyclic nature of our operations, with adjustments made in anticipation of these predictable changes. Moreover, our event hosting revenue is distinctly influenced by the school holiday periods, notably during March for spring break, August for summer vacation, and December to January for winter break. During these periods, there is usually a significant uptick in revenue since we capitalize on the increased availability of the students.

The operating cash flow from social revenue also demonstrates seasonality. In Japan, the fiscal year for the government, public agencies, and municipalities begins on April 1 and ends on March 31 each year. Although we recognize revenue from our social business when services are delivered, in some contracts with certain governmental authorities, payments are made around the end of March. In these instances, since we prepay the costs related to social revenue and recoup them in March, there is a distinct pattern of advance payment in our working capital.

Other than as disclosed above or elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity, or capital resources, or that would cause reported financial information not necessarily to be indicative of future results of operations or financial condition.

Key Operating Metrics

We use the following key performance indicators to analyze our business performance and financial forecasts and to develop strategic plans. We believe that these indicators provide useful information to help investors understand and evaluate our results of operations in the same manner as our management team. Certain judgments and estimates are inherent in our processes for calculating these metrics.

These key performance indicators are presented for supplemental informational purposes only; they should not be considered a substitute for financial information presented in accordance with U.S. GAAP and may differ from similarly titled metrics or measures presented by other companies. The following table sets forth a summary of the key operating metrics:

	For the Fiscal Year Ended December 31,						Year-Over-Year
	2024		2025		2025		2024 to 2025 % Change
Operating Metrics:
Sports school business
Number of members		70,663		70,688		-	0.0%
Average membership duration (Year)		1.81		1.84		-	1.7%
Revenue per capita	JPY	12,530,307	JPY	13,213,504	US$	84,270	5.5%
Social business
Number of schools		347		381		-	9.8%
Number of club activities		1,971		2,120		-	7.6%
Revenue per capita	JPY	11,252,093	JPY	10,217,428	US$	65,162	(9.2)%

Sports School Business

Number of members and customers

Every month, we track the number of members. If a student is enrolled in two different classes, this student is counted as two members. The number of members in the tables above reflects the number of registered members as of December 31, 2024 and 2025, respectively. The increase in the number of members is linked to increases in registration fee revenue, monthly membership revenue, and renewal revenue. Additionally, event hosting revenue also has a positive correlation with the number of members. We also define the number of customers who participated in events as the total number of times customers attended throughout the fiscal year. For example, if the same customer attends three events within the same fiscal year, this customer is counted as three customers.

We regard the number of members as a key performance indicator because it signifies a growing revenue base for our Company. This is a leading indicator that our registration fee revenue, monthly membership revenue, and renewal revenue will increase, which could result in more recurring income in the future and potentially enhance our long-term market share.

Average membership duration

Every month, we track the average membership duration. The average membership duration is calculated as the average length of time from the month of registration to the month of withdrawal, using the members who withdraw during each fiscal year as the population. For the fiscal years ended December 31, 2024 and 2025, the calculations were based on a population of 18,169 members and 19,311 members, respectively. For example, the average membership duration for the fiscal year ended December 31, 2025 in the table refers to the average length of time from the month of registration to the month of withdrawal, using the members who withdrew between January 1, 2025 and December 31, 2025, as the population. The longer members stay, the more it contributes to an increase in recurring revenue. Event hosting revenue also has a positive correlation with the duration of membership.

We consider the average membership duration as a key performance indicator because it indicates that our revenue base is becoming more robust. This serves as a leading indicator that monthly membership revenue, and renewal revenue will accumulate over time, potentially resulting in more recurring income in the future and enhancing our long-term market share.

Revenue per capita

Every month, we track revenue per capita, which we define as the sales revenue of the sports school business divided by the number of employees involved in that business. The number of employees involved in the sports school business is calculated as the average of the unique number of full-time employees employed in the business each month during the fiscal year. This count includes employees who joined or left the business in a given month, each counted as one. For the fiscal years ended December 31, 2024 and 2025, the number of employees involved in the sports school business was 634 and 648, respectively. The revenue per capita in the table indicates the amount for each fiscal year. For example, the revenue per capita for the fiscal year ended December 31, 2025 in the table refers to the total revenue of the business for the 12 months from January to December 2025, divided by the number of employees involved in the sports school business.

Since a significant portion of our cost structure is composed of personnel expenses, an increase in productivity per capita directly leads to improved profit margins.

We consider revenue per capita to be a key performance indicator because it indicates an improvement in profitability for our Company. This serves as a leading indicator for the profit margins on the aforementioned recurring revenue, potentially resulting in higher profits in the future.

Social Business

Number of schools

Every month, we track the number of primary and junior high schools contracted for school club activities. The number of primary and junior high schools represents the total number of schools from which revenue was generated during each fiscal year, including schools that were no longer customers at the end of the fiscal year. The increase in school numbers is linked to increases in school club support revenue. Additionally, event hosting revenue also has a positive correlation with the number of schools.

We consider the number of contracted schools as a key performance indicator, as it reflects our expanding revenue base. This figure serves as a leading indicator of an increase in our school club support revenue. Additionally, the track record of contracted schools offers a significant strategic advantage by enhancing our success rate in future bids to acquire more schools. This could lead to more recurring income and potentially improve our long-term market share.

Number of club activities

Every month, we track the number of club activities contracted for school club activities at primary and junior high schools. The number of club activities represents the total number of club activities from which revenue was generated during each fiscal year, including club activities provided to schools that were no longer customers at the end of the fiscal year. The increase in the number of club activities is linked to increases in school club support revenue. Additionally, event hosting revenue also has a positive correlation with the number of club activities.

In some cases, existing customers increase the types and number of club activities covered under their contracts when renewing their agreements. While the number of contracted schools may remain unchanged, the scope of services provided to each school may expand, which can increase the revenue generated per school.

We consider the number of club activities as a key performance indicator, as it reflects our expanding revenue base. Because the scope of club activities per school may change over time, we believe that the number of club activities, in addition to the number of schools, provides an important indicator of future revenue growth. This figure serves as a leading indicator of an increase in our school club support revenue. Additionally, together with the track record of contracted schools, the track record of club activities offers a significant strategic advantage by enhancing our success rate in future bids to acquire more schools. This could lead to more recurring income and potentially improve our long-term market share.

Revenue per capita

Every month, we track revenue per capita, which we define as the sales revenue of the social business divided by the number of employees involved in that business. The number of employees involved in the social business is calculated as the average of the unique number of full-time employees employed in the business each month during the fiscal year. This count includes employees who joined or left the business in a given month, each counted as one. For the fiscal years ended December 31, 2024 and 2025, the number of employees involved in the social business was 212 and 310, respectively. The revenue per capita in the table indicates the amount for each fiscal year. For example, the revenue per capita for the fiscal year ended December 31, 2025 in the table refers to the total revenue of the business for the 12 months from January to December 2025, divided by the number of employees involved in the social business.

Since a significant portion of our cost structure is composed of personnel expenses, an increase in productivity per capita directly leads to improved profit margins.

We consider revenue per capita to be a key performance indicator because it indicates an improvement in our profitability. This serves as a leading indicator for the profit margins on the aforementioned recurring revenue, potentially resulting in higher profits in the future.

Key Components of Our Results of Operations

Revenue

Revenue includes the sports school business and social business. Our revenue growth depends on (i) our ability to maintain and expand market share, (ii) total market growth, (iii) the improvement of coach productivity, and (iv) expansion of our business, including expanding our geographic coverage and expanding our service offerings.

We disaggregate revenue into the following major categories:

Sports School Business

Sports school business includes various sources of revenue, such as membership revenue, event hosting revenue, sales of sports equipment, royalty revenue and special guidance revenue.

Social Business

Social business includes school club support, after-school daycare services, facility operation and management services, and healthcare services.

Cost of revenue and gross profit

Cost of revenue is comprised primarily of the costs of providing sports lessons to our customers. Cost of revenue consists primarily of employee-related expenses, direct costs of event hosting services, facility rental fees, membership promotion expenses, transportation costs, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation, and associated benefits. Employee-related expenses paid to coaches are classified as the cost of revenue, whereas those paid to management and administrative staff are classified as selling, general, and administrative expenses.

Our ability to lower our cost of revenue depends on our capability to improve our coaches’ productivity, increase the number of members, secure sport facilities under favorable terms and conditions, ensure more cost-efficient transportation means for members attending an event we host, and reduce promotion expenses through enhanced brand power.

Most of our cost of revenue is directly affected by revenue volume. Allocated overhead is not directly impacted by our revenue volume. Gross profit may vary from quarter to quarter and is primarily affected by our revenue and cost of revenue.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. As a result, the majority of the cost of directors and staff costs, commission fees, depreciation, office supplies, travelling fees, system maintenance fees, advertisement and membership promotion fees, and operating lease expenses are included in selling, general, and administrative expenses. Since these expenses serve similar functions and pertain to the same aspects of the business, the Company has consolidated them into a single line item under this title.

Interest income, net

Interest income consists primarily of interest received on cash and cash equivalents. Interest expenses consist primarily of interest on loans and finance leases.

Other income (expenses), net

Other income (expenses), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from subsidies from the government for various projects, business transfer payments, and commission income related to franchisees.

Income taxes expenses

We account for income taxes using the asset and liability method under U.S. GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expenses reflect income earned and taxed, in jurisdictions in which we conduct business, which is the Japanese income taxes.

Results of Operations

The following table sets forth our selected profit or loss data, both in absolute amount and as a percentage of total revenue, for the fiscal years indicated. This information should be read together with our financial statements and related notes included elsewhere in this annual report. The results of operations in any year are not necessarily indicative of the results that may be expected for any future year.

	For the Fiscal Years Ended December 31,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
NET REVENUE
Sports school business	7,944,214,481	76.9%	8,560,148,105	54,592,781	73.0%	615,933,624	7.8%
Social business	2,385,443,652	23.1%	3,168,254,009	20,205,702	27.0%	782,810,357	32.8%
TOTAL REVENUE	10,329,658,133	100.0%	11,728,402,114	74,798,483	100.0%	1,398,743,981	13.5%
COST OF REVENUE	(7,381,911,441)	(71.5)%	(8,262,783,362)	(52,696,323)	(70.5)%	(880,871,921)	11.9%
GROSS PROFIT	2,947,746,692	28.5%	3,465,618,752	22,102,160	29.5%	517,872,060	17.6%
OPERATING EXPENSES:
Selling, general and administrative expenses	(2,427,989,431)	(23.5)%	(2,838,212,937)	(18,100,847)	(24.2)%	(410,223,506)	16.9%
TOTAL OPERATING EXPENSES	(2,427,989,431)	(23.5)%	(2,838,212,937)	(18,100,847)	(24.2)%	(410,223,506)	16.9%
INCOME FROM OPERATIONS	519,757,261	5.0%	627,405,815	4,001,313	5.3%	107,648,554	20.7%
Interest expenses, net	(16,165,905)	(0.2)%	(12,668,208)	(80,793)	(0.1)%	3,497,697	(21.6)%
Other income and expenses, net	34,392,107	0.3%	(7,921,122)	(50,517)	(0.1)%	(42,313,229)	(123.0)%
INCOME BEFORE INCOME TAX PROVISION	537,983,463	5.2%	606,816,485	3,870,003	5.2%	68,833,022	12.8%
Provision for income taxes	(119,349,476)	(1.2)%	(168,356,868)	(1,073,704)	(1.4)%	(49,007,392)	41.1%
NET INCOME	418,633,987	4.1%	438,459,617	2,796,299	3.7%	19,825,630	4.7%

ADJUSTED INCOME FROM OPERATIONS	488,214,392	4.7%	692,306,878	4,415,223	5.9%	204,092,486	41.8%

Revenue

Total revenue increased by JPY1,398.7 million ($8.9 million), or 13.5%, for the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024.

Sports school business revenue increased by JPY615.9 million ($3.9 million), or 7.8%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. The increase in revenue was mostly driven by: (i) an increase of JPY384.1 million ($2.4 million) in membership fees revenue mainly attributable to a higher cumulative number of members during the fiscal year compared to the prior year, despite the number of members as of December 31, 2024 and December 31, 2025 remaining largely unchanged, and (ii) an increase of JPY129.6 million ($0.8 million) in event hosting revenue mainly attributable to an increase in the number of customers who joined events, from 188,933 for the fiscal year ended December 31, 2024 to 202,684 for the fiscal year ended December 31, 2025. The number of customers who joined events refers to the total number of participants, including both members and non-members of the Company. We define the number of customers who participated in events as the total number of times customers attended throughout the fiscal year. For example, if the same customer attends three events within the same fiscal year, this customer is counted as three customers.

Social business revenue increased by JPY782.8 million ($5.0 million), or 32.8%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. The increase in revenue was mostly driven by: (i) an increase in school club support revenue by JPY624.4 million ($4.0 million), driven by an increase in contracts with schools in the Nagoya area, where contract unit prices are relatively higher, including schools that had temporarily switched to a competitor in Apr 2024 and resumed contracts with us in October 2024, and (ii) an increase in after-school daycare service revenue by JPY107.6 million ($0.7 million), driven by the expansion of offices to offer after-school daycare services.

Cost of revenue and gross profit

Cost of revenue increased by JPY880.9 million ($5.6 million), or 11.9%, for the fiscal year ended December 31, 2025, compared to the fiscal year ended December 31, 2024, driven by: (i) the increase in revenues noted above, and (ii) an increase of JPY81.1 million ($0.5 million) in other cost of revenue, primarily attributable to higher outsourcing expenses paid to external vendors in connection with the Company’s engagement in the Japan Sports Agency’s “Regional Sports Club Activity System Development Project” from April 2024 to March 2025.

	For the Fiscal Years Ended December 31,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	4,918,250,360	66.6%	5,445,473,250	34,728,783	65.9%	527,222,890	10.7%
Event hosting expenses	966,500,731	13.1%	1,044,953,968	6,664,247	12.6%	78,453,237	8.1%
School facility rental fees	450,556,737	6.1%	507,137,616	3,234,296	6.1%	56,580,879	12.6%
Travel expenses	414,497,309	5.6%	423,217,386	2,699,090	5.1%	8,720,077	2.1%
Promotion expenses	166,615,038	2.3%	197,071,351	1,256,833	2.4%	30,456,313	18.3%
Others	465,491,266	6.3%	644,929,791	4,113,073	7.8%	179,438,525	38.5%
Total	7,381,911,441	100.0%	8,262,783,362	52,696,322	100.0%	880,871,921	11.9%

Selling, general, and administrative expenses

Selling, general, and administrative expenses increased by JPY410.2 million, or 16.9%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. The increase in selling, general, and administrative expenses was attributed to (i) the increase in salaries and welfare expenses of JPY220.3 million ($1.4 million) due to business expansion as well as an increase in headquarters personnel in connection with our IPO, (ii) the increase in recruitment fees of JPY54.1 million ($0.3 million) due to business expansion, (iii) the increase in taxes and public dues of JPY45.9 million ($0.3 million) due to higher capital-based taxes in connection with our IPO, and (iv) the increase in system maintenance fee expenses of JPY22.3 million ($0.1 million) incurred due to the increase in the number of employees.

	For the Fiscal Years Ended December 31,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Salaries and welfare expenses	994,884,994	41.0%	1,215,183,878	7,749,897	42.8%	220,298,884	22.1%
Office rental fees	286,839,848	11.8%	300,470,479	1,916,266	10.6%	13,630,631	4.8%
System maintenance fees	255,944,146	10.5%	278,225,038	1,774,394	9.8%	22,280,892	8.7%
Commission expenses	236,950,681	9.8%	249,837,903	1,593,354	8.8%	12,887,222	5.4%
Depreciation and amortization expenses	122,007,991	5.0%	126,109,125	804,267	4.4%	4,101,134	3.4%
Promotion fees	111,741,975	4.6%	114,735,159	731,729	4.0%	2,993,184	2.7%
Travel expenses	85,024,828	3.5%	83,043,884	529,617	2.9%	(1,980,944)	(2.3)%
Recruitment fees	78,705,989	3.2%	132,843,009	847,213	4.7%	54,137,020	68.8%
Taxes and public dues	85,757,626	3.5%	131,617,868	839,400	4.6%	45,860,242	53.5%
Office supplies	10,039,648	0.4%	24,152,960	154,037	0.9%	14,113,312	140.6%
Entertainment expenses	26,582,451	1.1%	26,511,102	169,076	0.9%	(71,349)	(0.3)%
Conference fees	19,551,647	0.8%	18,130,771	115,630	0.6%	(1,420,876)	(7.3)%
Others	113,957,607	4.8%	137,351,761	875,967	5.0%	23,394,154	20.5%
Total	2,427,989,431	100.0%	2,838,212,937	18,100,847	100.0%	410,223,506	16.9%

Other income and expenses, net

Other income and expenses, net decreased by JPY42.3 million, or 123.0%, for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. The decrease in other income and expenses, net was attributed to: (i) an increase in credit facility fees by JPY21.9 million ($0.1 million) due to the establishment of new committed credit facilities, (ii) net franchise income collected (returned) decreased by JPY20.3 million ($0.1 million), which was due to the payments refunded to the franchisees in connection with the transfer of certain business rights, (iii) an eviction compensation of JPY5.5 million ($35,077) received in connection with the vacating of a leased building and recognized for the year ended December 31, 2024, and (iv) an unrealized gain on foreign exchange of JPY7.7 million ($49,388) arose in fiscal year 2025 from foreign currency bank deposits due to fluctuations in the Japanese yen against the U.S. dollar related to the proceeds from the initial public offering.

	For the Fiscal Years Ended December 31,					Fluctuation
	2024		2025	2025
	JPY	%	JPY	US$	%	JPY	%
Grant income	17,038,263	49.6%	16,821,366	107,279	(212.4)%	(216,897)	(1.3)%
Loss on disposal of long-lived assets	(190,430)	(0.6)%	(659,442)	(4,206)	8.3%	(469,012)	246.3%
Unrealized loss on short-term investment	(87,500)	(0.3)%	-	-	-%	87,500	(100.0)%
Unrealized gain on long-term investment	-	-%	801,500	5,112	(10.1)%	801,500	100.0%
Loss on disposal of a subsidiary	(753,900)	(2.2)%	-	-	-%	753,900	(100.0)%
Credit facility fees	-	-%	(21,920,907)	(139,802)	276.7%	(21,920,907)	100.0%
Franchise income collected (returned)	7,764,628	22.6%	(12,569,062)	(80,160)	158.7%	(20,333,690)	(261.9)%
Unrealized foreign exchange gain	-	-%	7,743,963	49,388	(97.8)%	7,743,963	100.0%
Eviction compensation	5,500,000	16.0%	-	-	-%	(5,500,000)	(100.0)%
Other income, net*	5,121,046	14.9%	1,861,460	11,872	(23.5)%	(3,259,586)	(63.7)%
Total	34,392,107	100.0%	(7,921,122)	(50,517)	100.0%	(42,313,229)	(123.0)%

*	Less than 0.1%

Income tax provisions

Income tax provisions were JPY168.4 million for the fiscal year ended December 31, 2025, as compared to income tax provision of JPY119.3 million for the fiscal year ended December 31, 2024. Our effective tax rate for the fiscal years ended December 31, 2024 and 2025 was 22.2% and 27.7%, respectively.

For the fiscal year ended December 31, 2025, our statutory tax rate decreased to 30.6% from 34.6% for the fiscal year ended December 31, 2024, reflecting the expected reduction in the local enterprise tax rate as we transitioned to a large corporation for Japanese tax purposes following our IPO.

Despite the decrease in the statutory tax rate, our effective tax rate increased for the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024. This increase was primarily attributable to changes in valuation allowance and a lower tax benefit from deferred offering costs.

The change in valuation allowance in 2024 was mainly driven by deferred tax assets related to business rights concession amortization, which resulted in a reduction of valuation allowance and contributed to a lower effective tax rate in that year. In addition, in the fiscal year ended December 31, 2024, the Company recognized significant tax benefits from deferred offering costs, resulting in a lower effective tax rate. While these costs are capitalized under financial reporting standards, certain portions may be deductible for tax purposes in the year incurred, giving rise to a difference between book and taxable income. Such benefits were reduced in the fiscal year ended December 31, 2025.

These increases were partially offset by the absence of the impact of tax rate changes recognized in the fiscal year ended December 31, 2024, which reflected adjustments to deferred tax balances resulting from changes in applicable tax rates.

We had no tax obligation arising from other jurisdictions during the fiscal years ended December 31, 2024 and 2025. During the fiscal years ended December 31, 2024 and 2025, we had no material dispute or unresolved tax issues with the relevant tax authorities.

Net income

As a result of the foregoing reasons, we reported net income of JPY438.5 million ($2.8 million) for the fiscal year ended December 31, 2025, as compared to net income of JPY418.6 million for the fiscal year ended December 31, 2024.

Adjusted income from operations

As a result of the foregoing reasons, we reported adjusted income from operations of JPY692.3 million for the fiscal year ended December 31, 2025, as compared to adjusted income from operations of JPY488.2 million for the fiscal year ended December 31, 2024. See “Non-GAAP Financial Measures and Reconciliation” below.

Non-GAAP Financial Measures and Reconciliation

In our annual report, we discuss key financial measures that are not calculated in accordance with GAAP to supplement our consolidated financial statements presented on a GAAP basis. This non-GAAP financial measure is reconciled from its most directly comparable financial measure determined in accordance with GAAP as follows:

	For the Fiscal Years Ended December 31,
	2024	2025	2025
	JPY	JPY	US$
INCOME FROM OPERATIONS	519,757,261	627,405,815	4,001,313
Plus: listing-related and transformational expenses(a)	24,392,841	64,901,063	413,910
Less: litigation-related reimbursement(b)	(55,935,710)	-	-
Adjusted INCOME FROM OPERATIONS	488,214,392	692,306,878	4,415,223

(a)	Represents one-time listing-related and other transformational expenses incurred in connection with our initial public offering and corporate transformation initiatives in fiscal years 2024 and 2025. These costs were recognized as expenses in the statement of operations and were not recorded as direct deductions from equity.
(b)	Litigation-related reimbursement received in fiscal year 2024 from the CEO in connection with a dispute involving a former director. As this payment represents a non-recurring and unusual item, it has been excluded for normalization purposes.

Adjusted income from operations is a financial measure that is not calculated in accordance with GAAP (collectively referred to as the “non-GAAP financial measures”), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures. We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period. Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

Adjusted income from operations is not a measurement of our financial performance under GAAP and should not be considered in isolation or as an alternative to income from operations or any other financial statement data presented as indicators of financial performance or liquidity, each as presented in accordance with GAAP. Consequently, our non-GAAP financial measure should be considered together with our consolidated financial statements, which are prepared in accordance with GAAP and included in Item 8 of this Annual Report on Form 20-F. We understand that although adjusted income from operations is frequently used by securities analysts, lenders and others in their evaluation of companies, it has limitations as analytical tools, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

●	adjusted income from operations does not fully reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;

●	adjusted income from operations does not reflect changes in, or cash requirements for, our working capital needs;

●	adjusted income from operations does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on debt; and,

●	although depreciation and amortization expenses are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and adjusted income from operations does not reflect any cash requirements for such replacements.

Because of these limitations, adjusted income from operations should not be considered as discretionary cash available to us to reinvest in the growth of our business or as measure of cash that will be available to us to meet our obligations.

Liquidity and Capital Resources

Our primary source of liquidity historically has been cash generated from our business operations, bank loans, bonds, and equity contributions from our shareholders, which have historically been sufficient to meet our working capital and capital expenditure requirements.

As of December 31, 2024 and 2025, our cash and cash equivalents were JPY2,538.6 million and JPY2,524.1 million, respectively. Our cash and cash equivalents consist of cash in bank and cash on hand.

The following table sets forth the breakdown and terms of our outstanding borrowings as of December 31, 2025.

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY
Mizuho Bank	91,114,000	September 30, 2026	1.7%	-
Saga Bank	21,698,000	January 31, 2028	1.9%	-
Risona Bank	62,640,000	March 31, 2027	1.9%	-
Mitsubishi UFJ Bank	100,000,000	March 31, 2026	1.8%	-
Total bank loans	275,452,000
Total bank loans (US$)	1,756,709

The following table sets forth the breakdown and terms of our outstanding bonds as of December 31, 2025.

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY
6th Series Unsecured Private Placement Bonds Limited to Qualified Institutional Investors	60,000,000	April 28, 2027	0.5%	-
Less: Bond issuance cost	(1,824,560)
Total bond payable	58,175,440
Total bond payable (US$)	371,017

We believe that our current cash and cash equivalents from operations, borrowings from banks, loans, and bonds will be sufficient to meet our working capital needs for at least the next 12 months.

However, the exact amount of proceeds we use for our operations and expansion plans will depend on the amount of cash generated from our operations and any strategic decisions we may make that could alter our expansion plans and the amount of cash necessary to fund these plans. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We may need additional cash resources in the future if we experience changes in business conditions or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures, or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Our ability to manage our working capital, including receivables and other assets and liabilities, and accrued liabilities, may materially affect our financial condition and results of operations.

The following table sets forth our selected cash flow data for the fiscal years ended December 31, 2024 and 2025:

	For the Fiscal Years Ended December 31,
	2024	2025	2025
	JPY	JPY	US$
Net cash flows provided by operating activities	207,111,394	468,296,003	2,986,582
Net cash flows used in investing activities	(51,390,589)	(53,498,215)	(341,188)
Net cash flows used in financing activities	(346,448,513)	(437,014,123)	(2,787,080)
Effect of exchange rate	-	7,743,963	49,387
Cash, cash equivalents, and restricted cash at the beginning of the year	2,729,282,346	2,538,554,638	16,189,762
Cash, cash equivalents, and restricted cash at the end of the year	2,538,554,638	2,524,082,266	16,097,463

Operating activities

Net cash provided by operating activities for the fiscal year ended December 31, 2024 was JPY207.1 million, which primarily reflected our income of JPY418.6 million as mainly adjusted for: (i) depreciation and amortization expenses of JPY122.0 million, (ii) deferred tax expense of JPY37.4 million, and (iii) changes in working capital.

Adjustment for changes in working capital primarily consisted of (i) a JPY100.8 million decrease in accounts receivable, net, (ii) a JPY80.0 million decrease in income tax payable, (iii) a JPY86.5 million decrease in accrued liabilities, and (iv) a JPY74.4 million decrease in prepaid expenses.

Net cash provided by operating activities for the fiscal year ended December 31, 2025 was JPY468.3 million, which primarily reflected our income of JPY438.5 million as mainly adjusted for: (i) depreciation and amortization expenses of JPY126.1 million, (ii) deferred tax expense of JPY50.6 million, and (iii) changes in working capital.

Adjustment for changes in working capital primarily consisted of (i) a JPY221.3 million decrease in accounts receivable, net, (ii) a JPY31.9 million decrease in income tax payable, (iii) a JPY51.3 million increase in accrued liabilities, and (iv) a JPY24.0 million increase in prepaid expenses.

Investing activities

Net cash used in investing activities for the fiscal year ended December 31, 2024 was JPY51.4 million, mainly attributable to (i) cash outflow related to reduction in consolidated entities of JPY17.3 million, (ii) purchase of intangible assets of JPY19.0 million, and (iii) purchase of property and equipment of JPY15.1 million.

Net cash used in investing activities for the fiscal year ended December 31, 2025 was JPY53.5 million, mainly attributable to (i) purchase of intangible assets of JPY10.9 million, and (ii) purchase of property and equipment of JPY42.6 million.

Financing activities

Net cash used in financing activities for the fiscal year ended December 31, 2024 was JPY346.4 million, attributable to (i) repayment of finance lease liability of JPY65.9 million, (ii) repayment of bond payable of JPY40.0 million, (iii) repayment of bank loans of JPY338.8 million, and (iv) payment of deferred offering costs of JPY151.7 million, offset by (v) proceeds from bank loans of JPY250.0 million.

Net cash used in financing activities for the fiscal year ended December 31, 2025 was JPY437.0 million, attributable to (i) repayment of finance lease liability of JPY91.1 million, (ii) repayment of bond payable of JPY40.0 million, (iii) repayment of bank loans of JPY830.8 million, and (iv) payment of deferred offering costs of JPY133.8 million, offset by (v) proceeds from issuance of common stock upon initial public offering of JPY658.7 million.

Off Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Critical Accounting Policies and Estimates

We prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing our financial statements, you should consider our selection of critical accounting policies, estimates, judgments, and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments, and uncertainties. We have identified certain accounting policies that are important for understanding our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgements. While our significant accounting policies are more fully described in “Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRACTICES” to the consolidated financial statements included elsewhere in this annual report, we believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

For sales of third-party goods or services, we act solely as a principal in each transaction, recognizing revenue on a gross basis. This means that revenue comprises the total amount billed to the customer, net of any trade discounts, with associated expenses recorded as cost of revenue. Our role as principal is based on our control of the specified goods or services prior to transferring them to the customers. This determination involves assessing whether we have the ability to direct the use of the goods or services and obtain substantially all of their remaining benefits. Membership revenue from our Sports School business is one such arrangement, comprising registration fees, annual fees, and monthly fees. Registration fees, which grant a one-time right to access memberships, are recognized ratably over the average duration of membership life, which is generally 1 to 2 years, whereas annual and monthly fees are recognized over time as customers receive and consume the benefits of these services. Event hosting services, involving the organization of sports-related activities such as camps or day trips, are also recognized at a point in time when performance obligations are satisfied. Similarly, services under Social business are recognized over time as customers continuously receive benefits throughout the contract period, except for certain contracts where revenue is recognized at a point in time upon completion of the service in accordance with the contract terms.

Certain customer arrangements may contain multiple performance obligations. We identify these as distinct, as the customers can benefit from each service either independently or with readily available resources. In such cases, we allocate the transaction price based on the relative standalone selling price of each obligation.

Revenue is recognized based on the transfer of control of goods or services to the customers, which may occur at a point in time or over time. For certain membership registration contracts, we generally do not consider variable consideration, except in cases where refunds apply. Refunds are available for unattended classes or for tuition paid in advance for offline courses canceled due to unforeseen events.

Our estimate for the provision for sales refunds is based on historical refund rates. In 2020 and 2021, the pandemic caused a significant increase in refunds, particularly for memberships and event hosting revenue. Events such as pandemics or natural disasters that threaten children’s safety often lead customers to cancel their plans and request refunds. These heightened activities provided valuable historical data for refining our estimation model, however, they also underscored the challenges of predicting extreme events with high variability. The estimation process includes analyzing detailed historical refund data segmented by service type and regional trends to better understand customer behavior under both normal and extraordinary circumstances. When children’s safety is threatened by events such as pandemics or natural disasters, many customers tend to cancel their plans and request refunds. Although refund levels have since stabilized and continue to decline, the reliance on historical data, combined with the uncertainty of future disasters, introduces an element of variability in our refund estimates. If an unexpected event occurs, such as another pandemic or natural disaster, our refund assumptions may prove inaccurate, potentially resulting in a shortfall in provisions and impacting revenue recognition in a given period. While the current historical refund rate remains stable, it assumes no sudden or prolonged disruption, adding further uncertainty to these estimates.

Impairment of long-lived assets

We assess impairment of long-lived assets at least annually and whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Factors that we consider in determining when to perform an impairment review include significant negative industry or economic trends or significant changes or planned changes in the use of the assets, and potential material declines in future cash flows that may arise from increased customer cancellation rates, higher refund rates, or reduced revenue caused by event hosting cancellations due to events such as pandemics or natural disasters. When measuring the recoverability of these assets, we make assumptions regarding our estimated future cash flows expected to be generated by the assets. These cash flow estimates are based on various factors, including historical performance, anticipated market trends, and projections of revenue and expenses. If actual results differ materially from our estimates or if there are significant revisions to our assumptions, we may be required to record impairment charges. Given the labor-intensive nature of our business, where a substantial share of costs is attributed to personnel expenses such as those for coaches and headquarters staff, a sustained or accelerated rise in inflation rates could result in actual labor costs surpassing our current estimates or necessitate significant upward adjustments to our labor cost assumptions. Under such circumstances, the risk of recognizing impairment charges is relatively high.

To mitigate the risks of misestimation, we regularly review and update our cash flow assumptions to reflect the latest economic and operational conditions. We did not record any impairment charges related to long-lived assets during the fiscal years ended December 31, 2024 and 2025.

Goodwill

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that their carrying values may not be recoverable. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In our qualitative assessment, we consider factors including economic conditions, industry and market conditions and developments, overall financial performance, and other relevant entity-specific events in determining whether it is more likely than not that the fair value of our reporting unit is less than the carrying amount. Our qualitative assessment requires management to make judgments based on the factors listed above in our determination of whether events or changes in circumstances indicate that the carrying values may not be recoverable.

The goodwill impairment assessment is conducted solely for Apicos. The key assumptions in Apicos’ impairment assessment are customer retention rate and unit prices. A significant portion of Apicos’ customers are government entities. If such government entities switch to other providers, Apicos’ customer retention rate could decrease substantially. Reduced government budgets may also lead to declines in unit prices. Additionally, policy changes resulting in subsidy reductions could significantly lower the customer retention rate. Should these events occur, the projected revenue growth rate may decline considerably, leading to reduced future cash flows and potentially causing the carrying amount to exceed fair value. Furthermore, given the labor-intensive nature of Apicos, where a substantial share of costs is attributed to personnel expenses such as those for coaches and indirect staff, a sustained or accelerated rise in inflation rates could result in actual labor costs surpassing our current estimates or necessitate significant upward adjustments to our labor cost assumptions. These labor cost factors, whether considered independently or in combination with risks associated with customer retention and unit price declines, could lead to reduced future cash flows and potentially cause the carrying amount to exceed fair value.

If the carrying value exceeds the fair value, an impairment loss is recognized in an amount equal to the excess. If estimates or related assumptions change, this could have a significant impact on either the fair value of our reporting unit, the amount of any goodwill impairment charge, or both. We have not recognized any goodwill impairment charges since our inception.

Income Taxes

Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards and tax credits are expected to reverse.

Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized. We consider all available evidence (both positive and negative) when determining whether a valuation allowance is required, with emphasis on its past results of operations, the existence of cumulative losses in the most recent years and its forecast of near-term taxable income. We recognize the financial statement effect of uncertain tax positions when it is more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet the more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon settlement. Accrued interest and penalties related to the unrecognized tax benefits are included in income tax benefit in the consolidated statements of income.

As of December 31, 2024 and 2025, we had JPY214.7 million and JPY164.1 million of net deferred tax assets, net of valuation allowances, respectively. We expect to realize future tax benefits related to the utilization of these assets. As of December 31, 2024 and 2025, we have provided a valuation allowance of JPY1.7 million and JPY2.2 million, respectively, against the portion of our deferred tax assets that would generate capital losses for which we do not have sufficient positive evidence to support its recoverability.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and accounts receivable. We place our cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, we perform ongoing credit evaluations of the financial condition of these service customers. We establish a provision for expected credit loss based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of December 31, 2024 and 2025, no customer accounted for more than 10% of our total accounts receivable.

For the fiscal year ended December 31, 2024 and 2025, no customer accounted for more than 10% of our total revenue.

Concentration of vendors

As of December 31, 2024, Vendors A, B, and C accounted for 21.2%, 12.6%, and 10.4% of the total balance of accounts payable, respectively. As of December 31, 2025, Vendor A and C accounted for 21.6% and 10.1% of the total balance of accounts payable, respectively.

For the fiscal years ended December 31, 2024 and 2025, no vendor accounted for more than 10% of our total purchases.

Recently Adopted or Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The Company adopted ASU 2023-07 on a retrospective basis. This ASU expands public entities’ segment disclosures by requiring the disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss. It also requires disclosure of other segment items and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are required for public entities with a single reportable segment. For more information about the impact of the adoption and disclosures on the Company’s segment, refer to “Note 23—SEGMENT REPORTING” to the consolidated financial statements included elsewhere in this annual report.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The Company adopted this guidance for the fiscal year ended December 31, 2025. For more information about the impact of the adoption and disclosures on the Company’s income tax, refer to “Note 18—TAXES” to the consolidated financial statements included elsewhere in this annual report.

In March 2024, the FASB issued ASU No.2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This ASU to improve generally accepted accounting principles (GAAP) by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards to provide employees or nonemployees with profits interest awards to align compensation with an entity’s operating performance and provide those holders with the opportunity to participate in future profits and/or equity appreciation of the entity. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concept Statements to provide amendments to the Codification that remove references to various FASB Concepts Statements. This ASU is effective for our annual periods beginning December 15, 2024, with early adoption permitted. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the Effective Date. This ASU clarifies the effective date of ASU 2024-03, specifying that all public business entities must adopt the guidance for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods beginning after December 15, 2027. The Company is currently evaluating the potential impact of these new standards on our consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on the Company’s current reporting.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities and an accounting policy election for entities other than public business entities, to simplify the measurement of expected credit losses for current accounts receivable and current contract assets arising from revenue transactions. This standard becomes effective for the Company for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of these new standards on our consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on the Company’s current reporting.

In September 2025, the FASB issued ASU No. 2025-06 – Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40) to modernize the software capitalization requirements. The amendments eliminate the use of prescriptive software development stages and establish a new recognition threshold that requires capitalization to begin when a project is authorized and committed to funding, and it is probable that the project will be completed and used as intended. This evaluation must include an assessment for significant development uncertainty. The ASU also supersedes the separate guidance for website development costs (Subtopic 350-50) and integrates relevant recognition requirements into Subtopic 350-40. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard permits adoption using a prospective, modified transition, or retrospective approach. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures, including which transition approach will be adopted.

In October 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.” This ASU provides guidance on the accounting for government grants received by business entities by requiring disclosures about the nature of the grants, the accounting policies used to account for the grants, and the line items on the financial statements that are affected by the grants. This ASU is effective for the Company for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” This ASU provides narrow-scope improvements to Topic 270 to clarify the interim reporting requirements and improve the consistency of information provided in interim periods. This ASU is effective for the Company for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. The Company does not anticipate that the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” This ASU provides amendments to clarify the Codification, correct unintended application of guidance, and make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date varies depending on the specific amendment. The Company does not anticipate that the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income, or consolidated statements of cash flows.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our board of directors and our senior management as of the date of this annual report.

Name	Age	Position(s)
Kiyotaka Ito	62	Representative Director and Chief Executive Officer
Rei Yamamoto	52	Chief Financial Officer and Director
Mitsuharu Yazawa	58	Director
Takamichi Kon	41	Director
Hitoshi Kawabata	46	Director
Kazuma Inoue	47	Director
Tsuyoshi Nagatomi	56	Director
Mitsunobu Kawaharada	66	Independent Director, Nomination Committee Member, and Compensation Committee Member
Hisashi Ohno	67	Independent Director and Nomination Committee Member
Masakazu Arimori	69	Independent Director, Audit and Supervisory Committee Member, Nomination Committee Member, and Compensation Committee Member
Kazutaka Nakatsuji	54	Independent Director, Audit and Supervisory Committee Member, and Compensation Committee Member
Kazuko Ito	63	Independent Director
Yasuko Maita	52	Independent Director and Audit and Supervisory Committee Member
Ryo Ishikawa	34	Independent Director
Tetsu Mizutani	65	Independent Director

Mr. Kiyotaka Ito is our founder and has been our representative director and chief executive officer since August 2001. Before founding Leifras, Mr. Ito was in charge of the Kyushu area at CLIP Corporation, a Japanese joint-stock corporation operating cram schools targeting elementary and junior high school students and soccer classes for early elementary schoolers, from April 1987 to July 2001. He also owned a basketball team named “Rizing Fukuoka,” now known as “Rizing Zephyr Fukuoka,” a professional basketball team in B League, from September 2012 to August 2014. Mr. Ito served as a representative director and CEO at Leifras Travel from April 2019 to March 2020. Mr. Ito serves as a president and representative director of K2MY Co., Ltd., his asset management company. In March 1987, Mr. Ito obtained a bachelor’s degree from the Faculty of Education, the University of the Ryukyus in Naha, Okinawa.

Ms. Rei Yamamoto has been our director and Chief Financial Officer since March 2026. She began her career at Quaras Inc. in April 1996 and was assigned to the Accounting Department in April 1999, where she served until March 2003. From April 2003 to June 2008, she served as the editor in chief in the New Business Development Department. She joined Adecco Ltd. in July 2008 and served as a Senior FP&A Analyst from April 2010 to December 2014 and as an FP&A Manager of the Modis Division from January 2015 to November 2022. From December 2022 to March 2025, she served as Head of Finance at Akkodis. Since April 2025, she has been serving as Deputy General Manager of the Finance and Accounting Headquarters of our company. Ms. Yamamoto graduated from Rikkyo University with a bachelor’s degree in law in March 1996.

Mr. Mitsuharu Yazawa has been our director since December 2023 and served as our Chief Financial Officer from May 2025 to March 2026. In April 1991, he started his career at Dai-Ichi Kangyo Bank, Ltd., now known as Mizuho Bank Ltd. (“Mizuho”), where he was primarily involved in syndicated loan planning, structuring, and sales. He served as a chief advisor of the corporate finance department of Mizuho from May 2004 to June 2008. Having served at Mizuho until September 2014, Mr. Yazawa served as a general manager at Trust & Custody Services Bank Ltd., now known as Custody Bank of Japan, from October 2014 to December 2023, and was responsible for asset management and planning. Mr. Yazawa obtained a bachelor’s degree in economics from Keio University in March 1991.

Mr. Takamichi Kon has been our director responsible for our Social Action Division since July 2017. He joined Leifras in April 2006 and was our executive officer and general manager of public relations from October 2014 to August 2015, our Tohoku regional manager from September 2015 to July 2016, and our Tokyo, Kanto, and Tohoku regional manager from August 2016 to June 2017. Mr. Kon obtained a vocational school degree in 2005 from Sendai Resort & Sports College in Sendai city, Miyagi prefecture, where he specialized in health and sport science.

Mr. Hitoshi Kawabata has been our director responsible for our Supporting Division since December 2022. He joined Leifras in January 2003 and has held several managerial positions, including general manager from October 2014 to September 2016, executive officer responsible for management of sales department in Kinki region from October 2016 to July 2017, and executive director and general manager of internal audit from August 2017 to March 2021. He served as our corporate auditor from March 2021 to December 2022. Mr. Kawabata obtained a bachelor’s degree from Kansai University of Foreign Studies in March 2002.

Mr. Kazuma Inoue has been our director responsible for our Social Business Headquarters since March 2025. He joined Leifras in September 2001 and has held several managerial positions, including head of professional sports support division from November 2014 to July 2017, executive officer and chief operating officer at Leifras Kyushu, one of our branch, from July 2017 to January 2021, deputy general manager of our Social Action Headquarters and head of Kyushu branch, from January 2021 to July 2023, and head of Western Japan Headquarters and head of Kyushu Branch from July 2023 to March 2025. From November 2014 to July 207, Mr. Inoue also served as a director at Fukuoka Professional Basketball Co., Ltd., our subsidiary managing our basketball team. Mr. Inoue graduated from Fukuoka Prefectural Genyo High School in March 1997.

Mr. Tsuyoshi Nagatomi has been our director since March 2026. He began his career as a part-time lecturer (health and physical education) at Tokai University Fifth High School in April 1992. From April 1998 to March 2005, he was a full-time teacher at Tokai University Bosho High School. In April 2005, he joined Fukuoka Institute of Technology as a temporary staff member, where he served until March 2008. He joined Alix Co., Ltd. in April 2008 and subsequently joined our company in April 2009, where he was engaged in kendo school instruction. Since then, he has held various positions, including vice principal of our school business under the Management Headquarters from July 2012 to December 2012, and roles in our Social Action Headquarters, including branding promotion, from September 2014 to August 2015. He served as Head of our West Japan Headquarters from September 2015 to June 2018. From July 2018 to December 2023, he held senior executive positions, including Special Executive Officer and leadership roles in regional collaboration initiatives. From January 2024 to March 2025, he served as Head of the Public Works Strategy Office under the Social Action Headquarters. Since April 2025, he has been serving as head of the President’s Office. Mr. Nagatomi graduated from Tokai University with a bachelors’ degree in physical education in March 1992.

Mr. Mitsunobu Kawaharada has been an independent director since September 2019. In April 1982, he started his career as a banker at Mizuho, before moving to Chikuho Bank Ltd. (“Chikuho”), a regional bank headquartered in Fukuoka prefecture, in June 2012. At Chikuho, he served as a Fukuoka branch manager from June 2014 to June 2017 and as a managing executive officer for sales department from July 2017 to June 2019. Mr. Kawaharada also has an extensive experience in real estate industry. He has served as a founder, the chief executive officer, and the representative director of Rubicon Ltd., a real estate and consulting company, since July 2019. Mr. Kawaharada has been a senior partner at Bell One LLC, a real estate leasing company, since September 2019, a director at Eiko Cemetery Foundation since May 2013, and a corporate auditor at Yachiyo Kensetu Corporation, a Fukuoka-based construction company, since March 2024. He has served as an advisor of several companies, including K Holdings Ltd., a Fukuoka-based real estate developer, since September 2019 and YG Holdings Ltd., a dispensing pharmacy holding company, since May 2022. Mr. Kawaharada obtained a bachelor’s degree in economics from Keio University in March 1982.

Mr. Hisashi Ohno has been an independent director since December 2022. Mr. Ohno started his career at International Tours Co., Ltd., now known as H.I.S. Co., Ltd, a Japanese travel agency (“H.I.S”), in May 1984. His last position at H.I.S. was a director responsible for sales department held from November 2000 to January 2004. Mr. Ohno founded and has served as the chief executive officer and representative director at Big Field Management Ltd., a management consultancy firm, since January 2004. He has also been a director at Himikana Ltd., a Fukuoka-based company focusing on real estate management and food and beverage business since January 2011. Mr. Ohno has extensive experience serving as a corporate auditor in several companies, including, Skymark Co., Ltd., a Japanese airline company (“Skymark”), from October 2005 to September 2015, i Cubed Systems, Inc., a company listed in Tokyo Stock Exchange Growth Market (TYO:4495) providing mobile device management services for businesses (“i Cubed”), from August 2007 to September 2022, and Leifras from March 2021 to December 2022. Mr. Ohno graduated from Toho Gakuen Professional Training College, where he specialized in broadcast engineering, in March 1978.

Mr. Masakazu Arimori has served as an independent director since March 2022. From November 2004 to September 2015, Mr. Arimori served as the chief financial officer and then the chief operating officer of Skymark, where he was responsible for the airline’s finance, accounting, corporate planning, and overall management. From December 2015 to March 2018, he was an executive vice president and the chief financial officer at AirAsia Japan Ltd., a low-cost airline joint venture between Malaysian AirAsia, a multinational low-cost airline, and Japanese partners. In April 2018, Mr. Arimori joined i Cubed as the chief financial officer, later becoming the chief investment officer, where he handles finance, corporate planning, and corporate venture capital initiatives until September 2024. He was a director of i Cubed Ventures, Inc., a corporate venture capital firm from November 2021 to September 2024 and has served as a board chairman of i Cubed Foundation, a general incorporated foundation contributing to environmental preservation, since April 2021. Mr. Arimori obtained a bachelor’s degree in law from Kobe University in Hyogo, Japan in March 1979.

Mr. Kazutaka Nakatsuji has served as an independent director since December 2022. Mr. Nakatsuji is a certified public accountant in Japan and has over 20 years of experience in accounting and auditing. He has also been a registered tax specialist in Japan since December 2011. Since October 2011, he has been the representative certified public accountant at Nakatsuji Maguchi CPA Office (now FPC Accounting LLC). From July 2012 to July 2018, he was a corporate auditor at Raccoon Ltd. (now Raccoon Holdings Ltd., “Raccoon”) and subsequently as a director and member of its audit and supervisory committee from July 2018 to July 2020. Since March 2014, he has been a partner at Frontier Partner Crowd Audit Corporation. Since June 2016, he has been a senior partner at FPC Accounting LLC, specializing in financial accounting consulting. Before becoming our director, he was our external corporate auditor from June 2022 to December 2022. He has been the director of KNCM Advisory, a financial accounting consultancy firm, since July 2012. Mr. Nakatsuji obtained a bachelor of science degree from Waseda University in March 1994.

Ms. Kazuko Ito has served as an independent director since April 2024. Ms. Ito has been serving as the chief executive officer of Pastellabo Ltd., a communication consultancy firm, where she oversees planning and consulting services since April 1991. In December 2005, she also became the representative of STAND, a Japanese Specified Nonprofit Corporation, focusing on the promotion of parasports. Ms. Ito obtain a bachelor’s degree in engineering from Niigata University in Niigata prefecture, Japan, in March 1985.

Ms. Yasuko Maita has served as an independent director since March 2025. Before joining Leifras, Ms. Maita was a partner at Nishimura & Asahi from July 2013 to June 2022. She also founded Maita Law Office, her personal law firm a legal professional corporation, and served as a representative from June 2022 to March 2024. She has been a partner at Maita Law Office since March 2024. Ms. Maita has served as an audit and supervisory committee member at the board of directors of i Cubed since September 2022. She also served as a corporate auditor at Kumamoto Electric Railway Co., Ltd., a Kyushu-based railway route bus and chartered bus operator, since June 2022, and at Fukuoka Capital Partners Co., Ltd., a Fukuoka-based private equity firm engaging in real estate investments and fund formation and management, since June 2023. Ms. Maita obtained a bachelor’s degree in law from Keio University in March 1996.

Mr. Ryo Ishikawa has served as an independent director since March 2025. Mr. Ishikawa has been a professional golfer since January 2008. With four wins on the Japan Golf Tour in 2009, Mr. Ishikawa became the youngest golfer ever to reach the top 50 of the Official World Golf Rankings in September 2009. Since May 2017, he has served as a director of the Taiyo to Kodomo Project, a non-profit organization which plans and organizes sport events and interaction events between professional athletes and children. Additionally, Mr. Ishikawa also has served as a vice chairman of Japan Golf Tour Players Association since January 2024. Mr. Ishikawa graduated from Suginami Gakuin High School in Tokyo in March 2010.

Mr. Tetsu Mizutani has served as an independent director since March 2026. He began his career at Suntory Co. Ltd., now known as Suntory Holdings Limited, in April 1983. From April 1983 to August 2011, He has held various senior leadership positions within the Suntory group, including Executive Officer of Suntory Holdings Limited and Managing Director of Suntory Liquors Limited. He served as Head of the Overseas Business Division of Suntory Liquors Limited from September 2011 to December 2012 and as Head of the Corporate Planning Division of Suntory Holdings Limited from January 2013 to September 2014. In October 2014, he was appointed President and Representative Director of Suntory Beer Limited. From April 2019 to August 2021, he served as Managing Executive Officer of Suntory Holdings Limited, in charge of the Kansai region. From September 2021 to March 2024, he has also been responsible for corporate brand strategy and sports business promotion. From April 2024 to March 2026, he served as Chairman and Representative Director of Suntory Corporate Business Co. Limited. Mr. Mizutani graduated from Sophia University with a bachelor’s degree in law in 1983.

Relationships

There is no family relationship among directors and officers. There is no arrangement or understanding among any of our directors or any other person under which our directors are appointed.

Controlled Company

Mr. Kiyotaka Ito, our representative director, beneficially owns approximately 50.37% of the aggregate voting power of our outstanding Ordinary Shares. Mr. Ito will have the ability to determine all matters requiring approval by an ordinary resolution of the shareholders’ meeting, including the election of directors and approval of major corporate transactions, but not including matters requiring a special resolution thereof, such as amendments of governing documents. As a result, we are a “controlled company” within the meaning of the Nasdaq listing rules. As a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consist of independent directors;

●	our director nominees be selected or recommended solely by independent directors; and

●	we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

As a foreign private issuer, however, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We follow home country practice as permitted by Nasdaq rather than rely on the “controlled company” exception to the corporate governance rules. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

B. Compensation

In accordance with the Companies Act, compensation for our statutory directors including executive directors and members of the Audit Committee, including bonuses, retirement allowances, and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our Articles of Incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits.

For the fiscal year ended December 31, 2025, we paid an aggregate of JPY187,691,667 (approximately $1.2 million) as compensation to our executive directors and non-executive directors, and we set aside or accrued JPY0 ($0) to provide pension, retirement, or other similar benefits to our directors and executive officers.

C. Board Practices

Our board of directors has the ultimate responsibility for the administration of our affairs. Under the Companies Act and our Articles of Incorporation, we are required to have no fewer than three but not more than 10 directors. Directors are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a president, or one or more senior managing directors, and managing directors.

Board of Directors

Under the Companies Act, joint-stock corporations in Japan may adopt a corporate governance structure comprised of a board of directors and an audit and supervisory committee, commonly referred to as the audit and supervisory committee system, in lieu of the traditional structure comprised of a board of directors and a board of corporate auditors or the alternative structure comprised of a board of directors and three statutory committees. The members of the audit and supervisory committee consist of three or more directors.

Pursuant to the audit and supervisory committee system, our board of directors is comprised of directors who are audit and supervisory committee members and directors who are not. Our articles of incorporation provide for a board of directors consisting of no more than 15 members who are not audit and supervisory committee members and no more than five directors who are audit and supervisory committee members. All directors are elected by our shareholders at a general meeting of shareholders, with directors who are audit and supervisory committee members elected separately from other directors. The term of office for directors who are not audit and supervisory committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within one year after their election, and the term of office for directors who are audit and supervisory committee members expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ending within two years after their election.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors, however, may delegate by resolution some or all of its decision-making authority in respect of the execution of operational matters (excluding certain matters specified in the Companies Act) to individual directors. Our board of directors must also elect one or more representative directors from among its members who are not audit and supervisory committee members. Each of the representative directors has the authority to represent us in conducting our affairs.

Our board of directors currently consists of 15 directors. Our board of directors has determined that Mr. Mitsunobu Kawaharada, Mr. Hisashi Ohno, Mr. Masakazu Arimori, Mr. Kazutaka Nakatsuji, Ms. Kazuko Ito, Ms. Yasuko Maita, Mr. Ryo Ishikawa, and Mr. Tetsu Mizutani satisfy the “independence” requirements of the Nasdaq corporate governance rules and the rules and regulations of the SEC.

Audit and Supervisory Committee

Our audit and supervisory committee consists of Mr. Masakazu Arimori, Mr. Kazutaka Nakatsuji, and Ms. Yasuko Maita. Mr. Masakazu Arimori is the chairperson of our audit and supervisory committee. We have determined that of Mr. Masakazu Arimori, Mr. Kazutaka Nakatsuji, and Ms. Yasuko Maita satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10A-3 under the Exchange Act. Our board has also determined that Mr. Kazutaka Nakatsuji qualifies as audit committee financial expert within the meaning of the SEC rules and possess financial sophistication within the meaning of the Nasdaq listing rules. Our directors who are audit and supervisory committee members are not required to be certified public accountants. They may not serve concurrently as executive directors, managers, or any other type of employee for us or for any of our subsidiaries, or as accounting advisors or corporate executive officers for any of our subsidiaries. In addition, the majority of our directors who are audit and supervisory committee members must be external directors as defined under the Companies Act, who have not served as executive directors, corporate executive officers, managers or any other type of employee for us or any of our subsidiaries for ten years prior to their election and fulfill certain other requirements specified in the Companies Act. The audit and supervisory committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. An audit and supervisory committee member may note his or her opinion in the audit report issued by the audit and supervisory committee if such an opinion differs from that expressed in the audit report. We determine that our audit and supervisory committee also meets the audit committee requirement under Nasdaq Rule 5605(c)(2)(A). The audit and supervisory committee is responsible for, among other things:

●	supervising the administration of affairs by the directors and also examining the financial statements and business reports to be submitted to the general meeting of shareholders by a representative director and preparing an audit report;

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	determining the opinion on election, removal, resignation of, or compensation for directors who are not audit and supervisory committee members, which may be expressed at a general meeting of shareholders.

Compensation Committee

We have voluntarily established a compensation committee as an advisory committee of the board of directors. Our compensation committee consists of Mr. Mitsunobu Kawaharada, Mr. Masakazu Arimori, and Mr. Kazutaka Nakatsuji. Mr. Kazutaka Nakatsuji is the chairperson of our compensation committee. We have determined that Mr. Mitsunobu Kawaharada, Mr. Masakazu Arimori, and Mr. Kazutaka Nakatsuji. satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our CEO may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to our board of directors with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nomination and Corporate Governance Committee

We have voluntarily established a nomination and corporate governance committee as an advisory committee of the board of directors. Our nomination and corporate governance committee consists of Mr. Hisashi Ohno, Mr. Mitsunobu Kawaharada, and Mr. Masakazu Arimori. Mr. Hisashi Ohno is the chairperson of our nomination and corporate governance committee. We have determined that Mr. Hisashi Ohno, Mr. Mitsunobu Kawaharada, and Mr. Masakazu Arimori satisfy the “independence” requirements of the Nasdaq listing rules. The nomination and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nomination and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board of directors the directors to serve as members of committees;

●	advising our board of directors periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole. Our board of directors is responsible for monitoring and assessing strategic risk exposure. In addition, our audit and supervisory committee is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures. Our audit and supervisory committee also reviews legal, regulatory, and compliance matters that could have a significant impact on our financial statements.

Code of Business Conduct

Our board of directors has adopted a written code of business conduct that applies to our directors, officers, employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

Limitation of Liability of Directors

In accordance with Article 28 of our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with our non-executive directors to limit their liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided that the maximum amount of such limited liability is the amount stipulated in applicable laws and regulations. Mr. Mitsunobu Kawaharada, Mr. Hisashi Ohno, Mr. Masakazu Arimori, Mr. Kazutaka Nakatsuji, Ms. Kazuko Ito, Ms. Yasuko Maita, Mr. Ryo Ishikawa, and Mr. Tetsu Mizutani are considered non-executive directors within the meaning of the Companies Act. As of the date of this annual report, we have entered into liability limitation agreements with all non-executive directors. We have obtained directors and officers liability insurance, which covers expenses that our directors and executive officers may incur in connection with their conduct as our directors and executive officers. The maximum payout amount of the insurance is JPY1,000 million (approximately $6.22 million), and the applicable geography is Japan.

D. Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of April 8, 2026 for:

●	each of our directors and senior management;

●	all directors and senior management as a group; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the Ordinary Shares. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person is based on 26,160,619 Ordinary Shares outstanding as of April 8, 2026.

Information with respect to beneficial ownership has been furnished by each director, senior management, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. As of April 8, 2026, we had 229 shareholders of record, none of whom is located in the United States.

	Ordinary Shares
	Beneficially Owned
	Number	Percent
Directors and Senior Management(1):
Kiyotaka Ito(2)	13,176,142	50.37%
Rei Yamamoto
Mitsuharu Yazawa	68,547	0.26
Takamichi Kon	9,709	0.04
Hitoshi Kawabata	27,954	0.11
Kazuma Inoue	101,298	0.39
Tsuyoshi Nagatomi
Mitsunobu Kawaharada(3)	97,094	0.37
Hisashi Ohno(4)	141,970	0.54
Masakazu Arimori	17,094	0.07
Kazutaka Nakatsuji	14,837	0.06
Kazuko Ito	33,340	0.13
Yasuko Maita
Ryo Ishikawa
Tetsu Mizutani
All directors and senior management as a group (seven individuals):	13,687,985	52.32%

5% Shareholders:
K2MY Co., Ltd.(2)	5,861,640	22.41%

(1)	Unless otherwise indicated, the business address of each of the individuals is Ebisu Garden Place Tower Floor 20, 4-20-3, Ebisu, Shibuya-ku, Tokyo, Japan.
(2)

Represent 7,314,502 Ordinary Shares held by Mr. Ito individually and 5,861,640 Ordinary Shares held by K2MY Co., Ltd., a Japanese asset management company controlled by Mr. Ito. The registered address of K2MY Co., Ltd. is 2-15-14 Toyohama, Nishi-ku, Fukuoka City, Fukuoka, Japan.

(3)	Represent 57,094 Ordinary Shares held by Mr. Kawaharada individually and 40,000 Ordinary Shares held by Rubicon Ltd., a real estate and consulting company controlled by Mr. Kawaharada. The registered address of Rubicon Ltd. is 401 Grand Charmant Sakurazaka, 3-1-11 Ropponmatsu, Chuo-ku, Fukuoka City, Fukuoka Japan.
(4)	Represent 105,227 Ordinary Shares held by Mr. Ohno individually, 20,000 Ordinary Shares held by Big Field Management Ltd., a Japanese company wholly owned by Mr. Ohno, and 16,680 Ordinary Shares held by Himikana Ltd., a Fukuoka-based company focusing on real estate management and food and beverage business, controlled by Mr. Ohno. The registered address of Big Field Management Ltd. is NYBF Building 4F 5-10-1 Tenjin, Chuo-ku, Fukuoka City, Fukuoka, Japan. The registered address of Himikana Ltd. is 1-12-21 Nanakuma, Jonan-ku, Fukuoka City, Fukuoka, Japan.

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation(s), by any foreign government, or by any other natural or legal person(s) severally or jointly.

As of December 31, 2025, approximately 8.30% of our issued and outstanding Ordinary Shares are held in the United States by one record holder (The Bank of New York Mellon).

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

During the fiscal years ended December 31, 2023, 2024 and 2025, the Company’s only material related party transaction related to the establishment of the Trust-Type Share Options (the third series of share options) in March 2021. In connection with this plan, Mr. Kiyotaka Ito, the Company’s Representative Director and CEO, acting as the trustor, deposited JPY10,000,000 into the trust to be used for the benefit of the beneficiaries.

While the Company recorded this amount as other payables to a related party in prior periods, the balance was fully settled during the fiscal year ended December 31, 2024. Accordingly, as of December 31, 2024 and 2025, there were no outstanding balances due to or from related parties.

Other than the transaction described above and compensation for their services as directors or executive officers, there have been no other material related party transactions since January 1, 2023.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report. See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy

Since our inception, we have not declared or paid cash dividends on our Ordinary Shares.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of the Companies Act. Under the Companies Act, the distribution of dividends takes the form of distribution of surplus, and a distribution of surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, general business conditions, contractual restrictions, and other factors that the board of directors may deem relevant.

If declared, holders of our outstanding shares on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “—Distribution of Surplus” And “—Restriction on Distribution of Surplus” below.

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on our Ordinary Shares represented by ADSs to the same extent as the holders of our Ordinary Shares, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Item 10. Additional Information—E. Taxation—Japanese Taxation” and “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on our Ordinary Shares, if any, will be paid in JPY.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of surplus (as described in “—Restriction on Distribution of Surplus” below), and we may make a distribution of surplus in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint stock corporation to make distributions of surplus authorized by a resolution of a general meeting of shareholders. However, the Company’s board of directors may decide to make distributions of surplus, if all of the following requirements are met:

(a)	the Company’s articles of incorporation provide that its board of directors has the authority to decide whether to make distributions of surplus (our articles of incorporation do not have provisions to this effect);

(b)	the Company has (i) an independent auditor and (ii) a board of corporate auditors, an audit and supervisory committee, or a nominating committee, etc. under the Companies Act, as the case may be (we have both an independent auditor and an audit and supervisory committee);

(c)	the normal term of office of the Company’s directors terminates on or prior to the date of close of the general meeting of shareholders relating to the last fiscal year ending within one year of the election of the director (our articles of incorporation currently satisfy this requirement); and

(d)	the Company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (d) are not met, the Company may be permitted to make distributions of surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation do not have provisions to that effect.

Distributions of surplus may be made in cash or in kind in proportion to the number of ordinary shares held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of the assets to shareholders and the effective date of the distribution. If a distribution of surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to shareholders to require us to make the distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of surplus must be approved by a special resolution of a general meeting of shareholders. See “—Voting Rights” for more details regarding a special resolution.

Restriction on Distribution of Surplus

In making a distribution of surplus, the Company must set aside in its additional paid-in capital and/or legal reserve an amount equal to one-tenth of the amount of surplus so distributed until the sum of such additional paid-in capital and legal reserve reaches one-quarter of its stated capital.

Under the Companies Act, we may distribute surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000 (approximately $19,133):

(a)	the amount of surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury shares that we disposed of during such period;

(c)	the book value of our treasury shares;

(d)	in the event that we disposed of treasury shares after the end of the previous fiscal year, the amount of consideration that we received for such treasury shares;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of our goodwill and the deferred assets exceeds the total of our stated capital, additional paid-in capital and legal reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of “surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(II)	in the event that we disposed of treasury shares after the end of the last fiscal year, the difference between the book value of such treasury shares and the consideration that we received for such treasury shares;

(III)	in the event that we reduced our share capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

(V)	in the event that we cancelled treasury shares after the end of the last fiscal year, the book value of such treasury shares;

(VI)	in the event that we distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive distributions in cash instead of distributions in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive distributions in cash instead of distributions in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive distributions in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (8) below:

(1)	in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

(2)	in the event that we distributed surplus after the end of the last fiscal year, the amount set aside in additional paid-in capital and/or legal reserve;

(3)	in the event that, after the end of the last fiscal year, we disposed of treasury shares in the process of (w) a merger in which we acquired all rights and obligations of a company, (x) a corporate split in which we acquired all or a part of the rights and obligations of a split company, (y) a share exchange in which we acquired all shares of a company, or (z) a share delivery in which we acquired shares, share acquisition rights or bonds with share acquisition rights of a company and delivered our shares to the transferor of them as a consideration for such acquisition, the difference between the consideration that we received for such treasury share and the book value of such treasury share;

(4)	in the event that the amount of surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the last fiscal year, the amount so reduced;

(5)	in the event that, after the end of the last fiscal year, we conducted any of (w) a merger in which we acquired all rights and obligations of a company, (x) a corporate split in which we acquired all or a part of the rights and obligations of a split company, (y) a share exchange in which we acquired all shares of a company, or (z) a share delivery in which we acquired shares, share acquisition rights or bonds with share acquisition rights of a company and delivered our shares to the transferor of them as a consideration for such acquisition, the aggregate amount of (i) the amount of our other capital surplus after such merger, corporate split, share exchange or share delivery, less the amount of our other capital surplus before such merger, corporate split, share exchange or share delivery, and (ii) the amount of our other retained earnings after such merger, corporate split, share exchange or share delivery, less the amount of our other retained earnings before such merger, corporate split, share exchange or share delivery;

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed for newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment;

(7)	in the event that we allotted our shares to the directors in consideration of providing service after the end of the last fiscal year, the changes in other capital surplus by such allotment; and

(8)	in the event that we allotted our treasury shares to the directors in consideration of providing service and the directors transferred these shares to us for free after the end of the last fiscal year, the amount of increase in treasury shares by such transfer.

In Japan, the “ex-dividend” date and the record date for any distribution of surplus come before the date a company determines the amount of distribution of surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Item 10. Additional Information—E. Taxation—Japanese Taxation.”

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

For information as to Japanese taxes on dividends, please refer to “Item 10. Additional Information—E. Taxation—Japanese Taxation.”

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details.

The ADSs have been listed on Nasdaq since October 10, 2025 under the symbol “LFS.”

B. Plan of Distribution

Not applicable.

C. Markets

The ADSs have been listed on Nasdaq since October 10, 2025 under the symbol “LFS.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

Our articles of incorporation as currently in effect is included as Exhibit 1.1 to this annual report.

We incorporate by reference into this annual report the description of certain key provisions of our articles of incorporation as currently in effect, which is filed as Exhibit 2.4 to this annual report, and the description of differences in corporate laws contained in our registration statement on Form F-1 (File No. 333-283712), as amended, initially filed with the SEC on December 10, 2024.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D. Exchange Controls

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan (the “FEFTA”), and its related cabinet orders and ministerial ordinances, or collectively, the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing our Ordinary Shares acquired and held by exchange non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than JPY.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan (excluding partnerships falling within (iv));

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above;

(iv)	general partnerships or limited partnerships under Japanese law or any similar partnerships under the laws of foreign countries, where either: (A) 50% or more of the capital contributions to those entities are made by individuals who do not reside in Japan or certain other foreign investors or (B) a majority of the general partners of such entities are individuals who do not reside in Japan or certain other foreign investors; or

(v)	corporations or other entities of which a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation are individuals who do not reside in Japan.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator, or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Not Listed Corporations

Inward Direct Investment

If a foreign investor acquires shares or equity of a Japanese corporation that is not listed on a Japanese stock exchange and that is not traded on the over-the-counter market in Japan, including our Ordinary Shares to be acquired, other than through a transfer from foreign investors, such acquisition constitutes an “inward direct investment” under the FEFTA (shares or equity of the relevant corporation to be acquired are collectively referred to as the “Inward Direct Investment Shares”).

Prior Notification

In general, any foreign investor intending to make an inward direct investment by the acquisition of the Inward Direct Investment Shares is not subject to the prior notification requirement, unless any of businesses in which such corporation falls within any of the business sectors designated by the Foreign Exchange Regulations (the “Designated Business Sectors,” Shitei-Gyoshu). Our businesses currently do not fall within any of the Designated Business Sectors. Even if such corporation is not engaging in any of the Designated Business Sectors, however, the foreign investor must file a prior notification of the acquisition with the Minister of Finance of Japan and any other competent Ministers in limited circumstances, such as where the foreign investor is in a country that is not listed on the exemption schedule under the Foreign Exchange Regulations. Upon filing of such prior notification, the Ministers may recommend a modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Foreign investors acquiring the Inward Direct Investment Shares by way of a share split are not subject to these notification requirements.

Post Investment Report

If a foreign investor acquires the Inward Direct Investment Shares which are not subject to the prior notification as stated in the “Prior Notification” section above, and, as a result of the acquisition, the Inward Direct Investment Shares, in combination with any existing direct holdings of the shares of the foreign investor and the direct holdings of shares of its closely-related persons, reach 10% or more of the total issued shares, the foreign investor in general is required to file a post investment report (the “Post Investment Report”) with the Minister of Finance of Japan and any other competent Ministers having jurisdiction over that Japanese corporation within 45 days after such acquisition.

A foreign investor who has acquired the Inward Direct Investment Shares in reliance on an exemption from prior notification, must also, in principle, file a Post Investment Report within 45 days after such acquisition.

Foreign investors acquiring the Inward Direct Investment Shares by way of a share split are not subject to the Post Investment Report requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

E. Taxation

Japanese Taxation

The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of our Ordinary Shares, in the form of Ordinary Shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions, or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership, and disposition of our Ordinary Shares, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention, or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the Ordinary Shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of Ordinary Shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to our Ordinary Shares and such tax will be withheld prior to payment of dividends. Share splits generally are not subject to Japanese income or corporation taxes.

In the absence of any applicable tax treaty, convention, or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their Ordinary Shares to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as Ordinary Shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of Ordinary Shares and subject to the same tax treatment as sale of our Ordinary Shares as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Singapore, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Kingdom, and the United States generally reduce the withholding tax rate to 10% for portfolio investors and the income tax treaties with, among others, Spain, generally reduce the withholding tax rate to 5% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and, among others, Belgium, Denmark, Spain, the United Kingdom, the Netherlands, and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our Ordinary Shares or the ADSs.

Non-resident holders of our Ordinary Shares or ADSs who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our Ordinary Shares or ADSs, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of our Ordinary Shares or the ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence, and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our Ordinary Shares or the ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our Ordinary Shares or the ADSs as a legatee, heir, or donee, even if none of the acquiring individual, the decedent, or the donor is a Japanese resident.

United States Federal Income Taxation

WE URGE POTENTIAL PURCHASERS OF THE ADSS OR OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF THE ADSS OR OUR ORDINARY SHARES.

The following brief summary does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares or the ADSs as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares or the ADSs);

●	persons who acquired our Ordinary Shares or the ADSs pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares or the ADSs through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares or the ADSs; or

●	persons holding our Ordinary Shares or the ADSs through a trust.

The discussion set forth below is addressed only to U.S. Holders (defined below) that purchase Ordinary Shares or ADSs. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares or the ADSs.

Material Tax Consequences Applicable to U.S. Holders of the ADSs or Ordinary Shares

The following sets forth a brief summary of the material U.S. federal income tax consequences related to the ownership and disposition of the ADSs or our Ordinary Shares. This brief description does not deal with all possible tax consequences relating to ownership and disposition of the ADSs or our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders that hold ADSs or Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date, and the income tax treaty between the United States and Japan (the “Tax Convention”). All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of the ADSs or our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding the ADSs or our Ordinary Shares are urged to consult their tax advisors regarding an investment in the ADSs or our Ordinary Shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding our Ordinary Shares represented by the ADSs. No gain or loss will be recognized on an exchange of our Ordinary Shares for ADSs or an exchange of ADSs for our Ordinary Shares if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying Ordinary Shares. A U.S. Holder’s tax basis in the Ordinary Shares received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Taxation of Dividends and Other Distributions on the ADSs or Our Ordinary Shares

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s Ordinary Shares (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to our Ordinary Shares or the ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations. Dividends paid on our Ordinary Shares or the ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on our Ordinary Shares or the ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. As stated, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ADSs or Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADSs or Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (PFIC) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in the initial public offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of the ADSs or our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in the initial public offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets, we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in the initial public offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of the ADSs or our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of the ADSs or our Ordinary Shares and the amount of cash we raise in the initial public offering. Accordingly, fluctuations in the market price of the ADSs or Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in the initial public offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of the ADSs or our Ordinary Shares from time to time and the amount of cash we raise in the initial public offering) that may not be within our control. If we are a PFIC for any year during which you hold ADSs or Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ADSs or Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold ADSs or Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or Ordinary Shares cannot be treated as capital, even if you hold the ADSs or Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ADSs or Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ADSs or Ordinary Shares as of the close of such taxable year over your adjusted basis in such ADSs or Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ADSs or Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ADSs or Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ADSs or Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or Ordinary Shares. Your basis in the ADSs or Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ADSs or Ordinary Shares are regularly traded on Nasdaq and if you are a holder of ADSs or Ordinary Shares, the mark-to-market election would be available to you were to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ADSs or Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ADSs or Ordinary Shares, including regarding distributions received on the ADSs or Ordinary Shares and any gain realized on the disposition of the ADSs or Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold the ADSs or our Ordinary Shares, then such ADSs or Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ADSs or Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ADSs or Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ADSs or Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for the ADSs or our Ordinary Shares when inherited from a decedent that was previously a holder of the ADSs or our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ADSs or our Ordinary Shares, or a mark-to-market election and ownership of those ADSs or Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits the ADSs or our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ADSs or Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in the ADSs or our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to the ADSs or our Ordinary Shares and proceeds from the sale, exchange or redemption of the ADSs or our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to the ADSs or our Ordinary Shares, subject to certain exceptions (including an exception for ADSs or Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ADSs or Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We have previously filed with the SEC our registration statement on Form F-1 (File No. 333-283712), as amended, relating to our initial public offering, which was declared effective by the SEC on September 29, 2025.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing, among other things, the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I. Subsidiary Information

For information about our subsidiary, see “Item 4. Information on the Company—A. History and Development of the Company.”

J. Annual Report to Security Holders

If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in Japanese yen, which is our functional currency. However, we are exposed to foreign exchange risk because our reporting currency is the U.S. dollar and our ADSs are traded on Nasdaq in U.S. dollars.

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect our financial statements when JPY-denominated results are translated into U.S. dollars for reporting purposes. Additionally, any dividends we may pay in the future will be declared in Japanese yen and converted into U.S. dollars for holders of our ADSs. A depreciation of the Japanese yen against the U.S. dollar would reduce the U.S. dollar equivalent of our net income and the value of any such dividends. As of December 31, 2025, we have not entered into any hedging transactions such as forward exchange contracts or currency swaps to manage our exposure to foreign exchange risk.

Credit Risk

Our credit risk is primarily attributable to our cash and cash equivalents and accounts receivable. As of December 31, 2025, a significant portion of our cash and cash equivalents is held with major financial institutions in Japan, which we believe to be of high credit quality.

For accounts receivable, we are exposed to credit risk from our customers (primarily parents/guardians for sports schools and local governments for social services). However, because our customer base is highly diversified and consists of a large number of individual customers, there is no significant concentration of credit risk. We manage this risk by performing ongoing credit evaluations and monitoring the payment status of our customers.

Interest Rate Risk

Our exposure to interest rate risk relates primarily to our outstanding debt obligations. We have entered into various loan agreements with financial institutions to fund our working capital and business expansion. A portion of these borrowings bears interest at variable rates, which are typically linked to market benchmark rates in Japan.

Fluctuations in market interest rates could lead to changes in the interest rates applicable to our variable-rate debt, thereby affecting our interest expense and profitability. An increase in interest rates would increase our debt service obligations, which could limit the cash flow available for our operations and future growth.

While we currently do not utilize interest rate swaps or other derivative financial instruments to hedge our interest rate risk, we regularly monitor the interest rate environment and our debt portfolio. We may consider implementing hedging strategies in the future if we determine that our exposure to interest rate fluctuations becomes material to our financial condition or results of operations.

Inflation Risk

In recent years, Japan has experienced an increase in inflation, which has led to rising costs for labor, utilities, and leased properties. As a labor-intensive business, we are particularly susceptible to increases in personnel costs.

If inflation continues to rise, it may increase our operating expenses. While we may attempt to offset these increased costs by raising our service fees, any delay or inability to do so could adversely affect our results of operations and financial condition. To date, inflation has not had a material adverse impact on our consolidated financial statements, but we remain vigilant regarding potential future impacts.

Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including foreign exchange rates and interest rates, of financial instruments. In the normal course of business, we are exposed to several types of market risks, primarily foreign exchange risk and interest rate risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers ADSs. Each ADS represents one Ordinary Share (or a right to receive one Ordinary Share) deposited with Mizuho Bank, as custodian for the depositary in Japan. Each ADS also represents any other securities, cash, or other property that may be held by the depositary under the deposit agreement. The deposited shares together with any other securities, cash, or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

The form of deposit agreement for the ADSs and the form of ADRs that represents an ADS have been incorporated by reference as exhibits to this annual report.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

$0.05 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of our Ordinary Shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary, or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers, or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads, or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker, or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Part II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Registration Statement on Form F-1, as amended (File No. 333-283712)

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-283712) for our initial public offering, which was declared effective by the SEC on September 29, 2025.

In October 2025, we completed our initial public offering in which we issued and sold an aggregate of 1,250,000 ADSs, at a price of $4.00 per ADS for $5.00 million. Kingswood Capital Partners, LLC was the representative of the underwriters of our initial public offering.

We incurred approximately $2.64 million in expenses in connection with our initial public offering, which included approximately $0.70 million in underwriting discounts, approximately $0.15 million in expenses paid to or for underwriters, and approximately $1.79 million in other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

The net proceeds raised from the initial public offering were $2.64 million after deducting underwriting discounts and the offering expenses payable by us. As of December 31, 2025, we had used the net proceeds for (i) opening new directly-operated physical stores and adding franchise stores, (ii) brand marketing, (iii) improving our distribution centers and logistics systems, and (iv) talent acquisition and retention, respectively. We intend to use the remaining proceeds from our initial public offering in the manner disclosed in our registration statement on Form F-1, as amended (File No. 333-283712).

Item 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, which are defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2025.

Based on this evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were not effective due to the following material weaknesses in internal control over financial reporting described below:

(i) lack of sufficient accounting personnel with appropriate knowledge and experience of U.S. GAAP and reporting requirements set forth by the SEC to properly prepare and review the consolidated financial statements in accordance with U.S. GAAP; (ii) lack of formalized financial reporting controls and procedures to properly address complex or unusual transactions and related accounting issues on a timely basis; and (iii) lack of effective internal controls over certain aspects of information technology environments including segregation of duties, user access, third-party service provider management, and change management within IT systems that support the financial reporting process.

Our management is in the process of adopting measures to improve our internal control over financial reporting, including, among others: (i) hiring additional accounting and financial reporting personnel with appropriate knowledge and experience in U.S. GAAP and reporting requirements set forth by the SEC in order to address complex technical accounting issues and to properly prepare and review the consolidated financial statements in accordance with U.S. GAAP; (ii) expanding training initiatives for our accounting staff, especially training related to U.S. GAAP; and (iii) engaging external consultants to support design of internal controls necessary for compliance with the Sarbanes-Oxley Act of 2002. While we are currently implementing these remediation measures, they have not yet been fully implemented and assessed, and therefore the material weaknesses remain.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Our board of corporate auditors is comprised of three corporate auditors, each of which satisfies the requirements of Rule 10A-3 under the Exchange Act.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, senior management, and employees. Our code of business conduct and ethics is publicly available on our website.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered and billed by WWC, P.C., our independent registered public accounting firm since August 2024, for the periods indicated.

	For the Fiscal Years Ended December 31,
	2025	2024	2023
Audit fees(1)	$430,000	$337,004	$456,405
Audit-Related fees	-	-	-
Tax fees	-	-	-
All other fees(2)	-	-	-
Total	$430,000	$337,004	$456,405

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements.
(2)	All other fees include the aggregate fees billed in each of the fiscal years for products and services provided by our independent registered public accounting firm, other than the services reported under audit fees, audit-related fees, and tax fees.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services, and other services as described above.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Please refer to “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Ordinary Shares and the Trading Market—As a foreign private issuer, we have followed home country practice even though we are considered a ‘controlled company’ under Nasdaq corporate governance rules, which could adversely affect our public shareholders.”

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There has been no change in independent accountants for our Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Report of Foreign Private Issuer on Form 6-K (File No. 001-41181), filed with the SEC on November 5, 2024. There have been no disagreements of the type required to be disclosed by Item 16F(b).

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the federal securities laws of the United States and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. Under the SEC rules and the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

In particular, as a foreign private issuer, we follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under Nasdaq Rule 5600. Of particular note, the following rules under Nasdaq Rule 5600 differ from Japanese law requirements:

●	Nasdaq Rule 5605(b)(1) requires that at least a majority of a listed company’s board of directors be independent directors, and Nasdaq Rule 5605(b)(2) requires that independent directors regularly meet in executive session, where only independent directors are present. Under our current corporate structure, the Companies Act does not require independent directors. However, our board of directors is currently comprised of 15 directors, seven of whom are considered “independent,” as determined in accordance with the applicable Nasdaq rules. We expect our independent directors to regularly meet in executive sessions, where only the independent directors are present;

●	Nasdaq Rule 5605(c)(2)(A) requires a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, we are a “company with audit and supervisory committee” and the majority of the members of the audit and supervise committee must be external directors as defined under the Companies Act. We currently have a three-member audit and supervisory committee, which also meets the Nasdaq requirement of the audit committee, and all of the committee members are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit and Supervisory Committee” below for additional information;

●	Nasdaq Rule 5605(d) requires, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Although the companies with audit and supervisory committees are not required to establish compensation committees under Japanese law, we have voluntarily established such committee in order to conform with the Nasdaq requirements. We currently have a three-member compensation committee and all of the committee members are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices —Compensation Committee” below for additional information;

●	Nasdaq Rule 5605(e) requires that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Although the companies with audit and supervisory committees are not required to establish nomination and corporate governance committees under Japanese law, we have voluntarily established such committee in order to conform with the Nasdaq requirements. We currently have a three-member nomination and corporate governance committee and all of the committee members are independent. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Nomination and Corporate Governance Committee” below for additional information; and

●	Nasdaq Rule 5620(c) sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation, a quorum of not less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters.

As a foreign private issuer, Nasdaq corporate governance rules allow us to follow corporate governance practice in our home country, Japan, with respect to appointments to our board of directors and committees. We intend to comply with Nasdaq listing rules regarding the independence of the majority of our board members, and the audit committee, compensation committee, and nominating / corporate governance committee requirements. Nevertheless, we intend to follow home country practice regarding the voting quorum. Nasdaq listing rules require listed companies to sets out a quorum requirement of 33-1/3% applicable to meetings of shareholders. In accordance with Japanese law and generally accepted business practices, it is acceptable to have articles of incorporation provide that there is no quorum requirement for a general resolution of shareholders, while a quorum of no less than one-third of the total number of voting rights is required in connection with the election of directors, statutory auditors, and certain other matters. Accordingly, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. See “Item 3. Key Information—D. Risk Factors— Risks Relating to Our Ordinary Shares and the Trading Market—Because we are a foreign private issuer and have taken advantage of exemptions from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.”

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16J. INSIDER TRADING POLICIES

Our board of directors has adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

The Company’s board of directors is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

In the year ended December 31, 2025, we did not detect any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

Governance

Our board of directors has general oversight power over cybersecurity issues and delegates the primary responsibility for day-to-day assessment and management of cybersecurity risks to our information technology personnel. When cybersecurity incidents occur, our information technology personnel will collect the relevant information, prepare solutions to mitigate the incidents, and report the incidents to our board of directors to take appropriate and timely measures in response to the incidents.

Part III

Item 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

Item 18. FINANCIAL STATEMENTS

The consolidated financial statements of our Company are included at the end of this annual report.

Item 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles of Incorporation of the Registrant (English translation) (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-1 (File No. 333-283712) initially filed with the U.S. Securities and Exchange Commission on December 10, 2024)
2.1	Form of Deposit Agreement among the Registrant, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder (incorporated by reference to Exhibit 4.2 of our Registration Statement on Form F-1/A (File No. 333-283712) initially filed with the U.S. Securities and Exchange Commission on March 11, 2025)
2.2	Form of the American depositary receipt (included in Exhibit 2.1)
2.3	Form of the Representative’s Warrants (incorporated by reference to Exhibit 1.1 of our Registration Statement on Form F-1/A (File No. 333-283712) initially filed with the U.S. Securities and Exchange Commission on March 11, 2025)
2.4*	Description of the rights of each class of securities registered
4.1	English translation of Commitment Line Agreement dated October 31, 2025, by and among Leifras Co., Ltd, Chikuho Bank, Ltd., and the financial institution listed in the “Lender” column of Appendix I thereof. (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form 6-K (File No. 001-42877), filed with the Securities and Exchange Commission on December 3, 2025)
4.2	English translation of Commitment Line Agreement dated November 19, 2025, by and among Leifras Co., Ltd, Mizuho Bank, Ltd., and the financial institution listed in the “Lender” column of Appendix I thereof. (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form 6-K (File No. 001-42877), filed with the Securities and Exchange Commission on December 3, 2025)
4.3	English translation of Business Transfer Agreement by and between Well Resources Co., Ltd. and Leifras Co., Ltd dated February 27, 2026 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form 6-K (File No. 001-42877), filed with the Securities and Exchange Commission on March 6, 2026)
4.4	Notice of the 25th Ordinary General Meeting of Shareholders (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form 6-K (File No. 001-42877), filed with the Securities and Exchange Commission on March 12, 2026)
4.5*	Leifras Co., Ltd. 7th Unsecured Bonds, dated as of October 15, 2025
8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1/A (File No. 333-283712) filed with the U.S. Securities and Exchange Commission on March 11, 2025)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.1 of our Registration Statement on Form F-1/A (File No. 333-283712) filed with the U.S. Securities and Exchange Commission on March 11, 2025)
12.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F
**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LEIFRAS Co., Ltd.

By:	/s/ Kiyotaka Ito
Mr. Kiyotaka Ito
Representative Director and Chief Executive Officer

Date: April 8, 2026

LEIFRAS CO., LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of Leifras Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Leifras Co., Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2024.
San Mateo, California

April 8, 2026

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
ASSETS
CURRENT ASSETS
Cash	2,538,554,638	2,524,082,266	16,097,463
Accounts receivable, net	518,398,551	731,083,491	4,662,522
Short-term investments	4,935,000	-	-
Inventories, net	24,468,188	21,578,477	137,618
Prepaid expenses	182,278,232	158,040,280	1,007,910
Other current assets	34,381,843	38,219,685	243,748
TOTAL CURRENT ASSETS	3,303,016,452	3,473,004,199	22,149,261

NON-CURRENT ASSETS
Property and equipment, net	53,805,279	96,456,471	615,158
Finance lease right-of-use assets	208,611,550	236,908,226	1,510,894
Operating lease right-of-use assets	337,330,750	482,694,859	3,078,411
Intangible assets, net	39,250,078	29,631,015	188,973
Long-term investments	-	5,736,500	36,585
Goodwill	27,999,994	27,999,994	178,571
Deferred tax assets, net	214,671,578	164,082,227	1,046,443
Deferred initial public offering (“IPO”) costs	157,482,065	-	-
Long-term deposits	150,407,276	150,216,792	958,015
Other non-current assets	3,090,205	8,470,398	54,020
TOTAL NON-CURRENT ASSETS	1,192,648,775	1,202,196,482	7,667,070
TOTAL ASSETS	4,495,665,227	4,675,200,681	29,816,331

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	700,000,000	100,000,000	637,755
Current portion of long-term loans	230,785,000	151,030,000	963,202
Bond payable, current	40,000,000	40,000,000	255,102
Accounts payable	168,281,568	196,849,154	1,255,416
Accrued liabilities	1,109,740,581	1,160,996,435	7,404,314
Income tax payable	75,374,800	43,499,500	277,420
Contract liabilities, current	147,628,310	154,074,620	982,619
Amount due to a director	1,000,000	-	-
Finance lease liabilities, current	71,681,545	88,017,810	561,338
Operating lease liabilities, current	110,889,134	138,880,117	885,715
Other current liabilities	195,952,191	176,592,537	1,126,228
TOTAL CURRENT LIABILITIES	2,851,333,129	2,249,940,173	14,349,109

NON-CURRENT LIABILITIES
Long-term loans, net of current portion	175,452,000	24,422,000	155,752
Bond payable, non-current	56,807,020	18,175,440	115,915
Contract liabilities, non-current	10,615,635	12,817,448	81,744
Finance lease liabilities, non-current	140,333,247	144,989,192	924,676
Operating lease liabilities, non-current	207,353,977	347,365,643	2,215,342
Assets retirement obligations	12,914,758	30,775,915	196,275
TOTAL NON-CURRENT LIABILITIES	603,476,637	578,545,638	3,689,704
TOTAL LIABILITIES	3,454,809,766	2,828,485,811	18,038,813

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, 80,000,000 shares authorized; 25,310,660 shares issued and 24,910,619 shares outstanding as of December 31, 2024 and 26,560,660 shares issued and 26,160,619 shares outstanding as of December 31, 2025*	80,500,000	409,833,241	2,613,732
Additional paid-in capital	748,840,080	786,906,631	5,018,537
Treasury shares, 400,041 shares as of December 31, 2024 and 2025, respectively*	(100,012,265)	(100,012,265)	(637,833)
Retained Earnings	311,527,646	749,987,263	4,783,082
TOTAL SHAREHOLDERS’ EQUITY	1,040,855,461	1,846,714,870	11,777,518
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	4,495,665,227	4,675,200,681	29,816,331

*	Retrospectively restated for a 1-to-20 share split which became effective on November 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
NET REVENUE	9,304,011,693	10,329,658,133	11,728,402,114	74,798,483
Cost of revenue	(6,966,376,610)	(7,381,911,441)	(8,262,783,362)	(52,696,323)
GROSS PROFIT	2,337,635,083	2,947,746,692	3,465,618,752	22,102,160
Selling, general, and administrative expenses	(1,941,979,790)	(2,427,989,431)	(2,838,212,937)	(18,100,847)
INCOME FROM OPERATIONS	395,655,293	519,757,261	627,405,815	4,001,313

OTHER INCOME (EXPENSE)
Interest income	319,563	333,704	3,812,636	24,314
Interest expense	(13,828,146)	(16,499,609)	(16,480,844)	(105,107)
Grant income	14,461,568	17,038,263	16,821,366	107,279
Unrealized gain (loss) on short-term investment	175,000	(87,500)	-	-
Unrealized gain on long-term investment	-	-	801,500	5,112
Loss on disposal of long-lived assets	(712,149)	(190,430)	(659,442)	(4,206)
Loss on disposal of a subsidiary	-	(753,900)	-	-
Other income (expenses), net	14,126,116	18,385,674	(24,884,546)	(158,702)
Total other income (expenses), net	14,541,952	18,226,202	(20,589,330)	(131,310)
INCOME BEFORE INCOME TAX POVISION	410,197,245	537,983,463	606,816,485	3,870,003

PROVISION FOR INCOME TAXES
Current	(159,658,082)	(156,791,073)	(117,767,517)	(751,068)
Deferred	(5,198,043)	37,441,597	(50,589,351)	(322,636)
Total provision for income taxes	(164,856,125)	(119,349,476)	(168,356,868)	(1,073,704)
NET INCOME	245,341,120	418,633,987	438,459,617	2,796,299

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic*	25,298,605	24,910,656	25,191,441	25,191,441
Diluted*	28,561,813	26,521,008	25,194,441	25,194,441
EARNINGS PER SHARE
Basic*	9.70	16.81	17.41	0.11
Diluted*	8.59	15.78	17.40	0.11

*	Retrospectively restated for a 1-to-20 share split which became effective on November 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional	Treasury shares		Retained Earnings	Total
	No. of Shares*	Amount	Paid-in Capital	No. of Shares*	Amount	(Accumulated Deficit)	Shareholders’ Equity
		JPY	JPY		JPY	JPY	JPY
Balance as of December 31, 2023	25,310,660	80,500,000	748,840,080	(400,000)	(100,000,000)	(107,106,341)	622,233,739
Acquisition of treasury shares	-	-	-	(41)	(12,265)	-	(12,265)
Net income	-	-	-	-	-	418,633,987	418,633,987
Balance as of December 31, 2024	25,310,660	80,500,000	748,840,080	(400,041)	(100,012,265)	311,527,646	1,040,855,461
Issue of ordinary shares in Initial Public Offering	1,250,000	329,333,241	25,654,051	-	-	-	354,987,292
Issue of underwriter warrants in Initial Public Offering	-	-	12,412,500	-	-	-	12,412,500
Net income	-	-	-	-	-	438,459,617	438,459,617
Balance as of December 31, 2025	26,560,660	409,833,241	786,906,631	(400,041)	(100,012,265)	749,987,263	1,846,714,870
Balance as of December 31, 2025 (US$)	26,560,660	2,613,732	5,018,537	(400,041)	(637,833)	4,783,082	11,777,518

*	Retrospectively restated for a 1-to-20 share split which became effective on November 1, 2024.

The accompanying notes are an integral part of these consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Cash flows from operating activities
Net income	245,341,120	418,633,987	438,459,617	2,796,299
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization expense	92,376,436	122,007,991	126,109,125	804,267
Loss on disposal of a subsidiary	-	753,900	-	-
Provision for expected credit loss	1,540,558	2,004,676	8,647,329	55,149
Loss on disposal of property and equipment	651,482	190,430	247,775	1,580
Loss on disposal of intangible assets	60,667	-	411,667	2,626
Provision for inventory impairment	2,050,199	3,159,439	601,009	3,833
Unrealized (gain) loss on short-term investment	(175,000)	87,500	-	-
Unrealized gain on long-term investment	-	-	(801,500)	(5,112)
Unrealized foreign currency exchange gain	-	-	(7,743,963)	(49,387)
Share-based compensation	6,787,500	-	-	-
Other non-cash income	(53,186,243)	(2,572,426)	(165,310)	(1,054)
Deferred tax expense	5,198,043	(37,441,597)	50,589,351	322,636
Changes in operating assets and liabilities
Accounts receivable, net	(140,305,194)	(100,804,801)	(221,332,269)	(1,411,558)
Inventories	4,738,514	(7,121,445)	2,288,702	14,596
Prepaid expenses	(15,384,821)	(74,376,336)	23,960,671	152,810
Long-term deposits	(12,472,270)	(13,114,365)	190,484	1,215
Amount due from a director	-	33,577,065	-	-
Other current assets	(5,694,167)	(5,887,422)	(3,837,842)	(24,476)
Other non-current assets	5,943,850	(11,766,167)	(5,380,193)	(34,312)
Accounts payable	40,249,686	(3,215,853)	28,567,586	182,191
Accrued liabilities	324,832,914	(86,514,627)	51,255,854	326,887
Contract liabilities	(2,561,454)	19,842,770	8,648,123	55,154
Operating lease liabilities	28,733	(1,070,016)	22,638,540	144,378
Income tax payable	149,480,600	(79,952,400)	(31,875,300)	(203,286)
Amount due to a director	-	1,000,000	(1,000,000)	(6,378)
Other current liabilities	28,440,743	29,691,091	(22,183,453)	(141,476)
Net cash provided by operating activities	677,941,896	207,111,394	468,296,003	2,986,582

Cash flows from investing activities
Cash outflow due to reduction in consolidated entities	-	(17,257,489)	-	-
Purchase of property and equipment	(3,752,431)	(15,081,600)	(42,598,215)	(271,672)
Purchase of intangible assets	(1,030,000)	(19,051,500)	(10,900,000)	(69,516)
Net cash used in investing activities	(4,782,431)	(51,390,589)	(53,498,215)	(341,188)

Cash flows from financing activities
Payment of finance lease liabilities	(39,799,863)	(65,901,913)	(91,110,980)	(581,065)
Proceeds from bank loans	378,000,000	250,000,000	-	-
Repayment of bank loans	(313,451,000)	(338,785,000)	(830,785,000)	(5,298,374)
Repayment of bond payable	(40,000,000)	(40,000,000)	(40,000,000)	(255,102)
Proceeds from issuance of ordinary shares upon IPO	-	-	658,666,480	4,200,679
Payment of deferred IPO costs	(5,732,730)	(151,749,335)	(133,784,623)	(853,218)
Repurchase of treasury stock	-	(12,265)	-	-
Net cash used in financing activities	(20,983,593)	(346,448,513)	(437,014,123)	(2,787,080)
Effect of exchange rate	-	-	7,743,963	49,387
Net increase (decrease) in cash	652,175,872	(190,727,708)	(14,472,372)	(92,299)
Cash at the beginning of the year	2,077,106,474	2,729,282,346	2,538,554,638	16,189,762
Cash at the end of the year	2,729,282,346	2,538,554,638	2,524,082,266	16,097,463

Supplementary cash flow information
Cash paid for income taxes	10,177,482	236,743,473	144,636,317	922,425
Cash paid for interest expenses	12,358,975	15,522,155	14,846,154	94,682

The accompanying notes are an integral part of these consolidated financial statements.

LEIFRAS CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND COMPANY

Leifras Co., Ltd. (the “Company” or “Leifras”) was incorporated in Tokyo, Japan, in August 2001. The Company operates its business and manages its subsidiaries with a focus on providing services related to operation of sports schools and organizing events for children, selling sports equipment, managing extracurricular activities in elementary and junior high schools, offering sports therapy for children with developmental disabilities, and providing health exercise guidance for the elderly.

The consolidated financial statements reflect the activities of each of the following entities:

Name	Background	Ownership	Principal activities
Leifras	● A Japan company ● Incorporated on August 28, 2001	-	Engaged in management and operation of sports clubs, sports classes and cultural classes, management of extracurricular activities in elementary and junior high schools, sports and healthcare facility management, selling sports equipment, and investment holding

Leifras Travel Co., Ltd.	● A Japan company ● Incorporated on April 9, 2019	100% owned by Leifras	Engaged in travel business based on the Travel Agency Act

Regional Collaboration Department Co., Ltd. (“Regional Collaboration Department”)	● A Japan company ● Incorporated on June 24, 2020 ● Liquidated on December 13, 2024	100% owned by Leifras	Engaged in management of operation of sports clubs, sports classes, and cultural classes

Apicos Co., Ltd. (“Apicos”)	● A Japan company ● Incorporated on January 6, 2020	100% owned by Leifras	Engaged in management of after-school childcare facilities

LEIF Co., Ltd. (“LEIF”)	● A Japan company ● Incorporated on January 4, 2022 ● Liquidated on June 28, 2024	100% owned by Leifras	Engaged in after-school child welfare business based on the Child Welfare Act

Hokkaido Tokachi Sky Earth Sports Co., Ltd. (“Sky Earth Sports Co.”)	● A Japan company ● Incorporated on November 27, 2017 ● Disposed on April 8, 2024*	100% owned by Leifras	Engaged in management and operation of sports clubs, sports classes, and cultural classes

*	See Note 17

Note 2 — Summary of Significant Accounting Policies and Practices

Initial Public Offering

On October 10, 2025, the Company completed its initial public offering (“IPO”) of 1,250,000 American Depositary Shares (“ADSs”), representing 1,250,000 ordinary shares, at a public offering price of $4.00 per ADS. The Company received net proceeds of approximately JPY658.7 million ($4.3 million) from the IPO, after deducting underwriting discounts and offering expenses payable by the Company.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC.

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; and has the power to cast majority of votes at the meeting of the board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders. All inter-company transactions have been eliminated upon consolidation.

Use of estimates and assumptions

In preparing the consolidated financial statements in conformity with the U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, allowance of expected credit losses, inventory valuation, useful lives of property and equipment and intangible assets, the impairment of long-lived assets and goodwill, the period during which revenue for registration fees is recognized over time, provision of refund liabilities, valuation of share-based compensation, valuation allowance of deferred tax assets, uncertain income tax positions, and implicit interest rate of operating and finance leases. Actual results could differ from those estimates, as the current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Business Combinations

The purchase price of an acquired company is allocated between tangible and intangible assets acquired and liabilities assumed from the acquired business based on their estimated fair values, with the residual of the purchase price recorded as goodwill. Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of income. The results of operations of the acquired business are included in the Company’s results of operations from the date of acquisition.

Convenience translation

Translations of amounts in the consolidated balance sheets, consolidated statements of income, and consolidated statements of cash flows from JPY into US$ as of and for the fiscal year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = JPY156.80, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the JPY amounts could have been, or could be, converted, realized, or settled into US$ at such rate or at any other rate.

Cash

For the purposes of statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains substantially all its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. As of December 31, 2024 and 2025 the Company did not have any cash equivalents.

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 days. Management reviews its receivables on a regular basis to determine if the allowance for expected credit loss is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2024 and 2025, the Company made JPY3,648,121 and JPY7,405,870 ($47,231) allowance for expected credit losses for accounts receivable, respectively.

Investment in securities

The Company’s investment in equity securities of publicly traded companies are accounted for in accordance with ASC 321, Investments—Equity Securities. These investments are measured at fair value using quoted market prices in active markets. Unrealized gains and losses resulting from changes in fair value are recognized in earnings within other income (expense), net, in the consolidated statements of operations. The Company classifies its investments in equity securities as short-term or long-term based on management’s intent and ability to sell the investments within one year from the balance sheet date.

Inventories, net

Inventories, net are stated at the lower of cost or net realizable value, on a weighted average basis. Costs include mainly the cost of merchandise inventories such as uniforms and sports equipment. Any excess of the cost over the net realizable value of each item of merchandise inventories is recognized as a provision for diminution in the value of merchandise inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to sell products. The Company periodically evaluates merchandise inventories for their net realizable value adjustments and reduces the carrying value of those merchandise inventories that are obsolete or in excess of the forecasted usage to their estimated net realizable value based on various factors including aging and expiration dates, as applicable, taking into consideration historical and expected future product sales.

Prepaid expenses

Prepaid expenses mainly comprise an advance payment for software license costs, office rent, and insurance fees. These expenses are initially recognized as assets and are subsequently transferred to the income statement over time. Management reviews its prepaid expenses on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary.

Other current assets

Other current assets primarily consist of deferred expenses, including promotional consumables, clothing, and sports equipment. Deferred expenses are initially recorded as assets on the consolidated balance sheet and subsequently expensed over time as they are used. These costs are incurred for supplies to be utilized in future periods. As of December 31, 2024 and 2025, the total deferred expenses were JPY29,643,193 and JPY22,177,409 ($141,438), respectively. No impairment losses were recognized for deferred expenses during the reporting period.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment if applicable. Depreciation is computed using the straight-line method or declining balance method over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. The estimated useful lives are as follows:

Useful Life
Leasehold improvements	Shorter of the estimated useful life or remaining lease term
Building and facilities	10 years
Motor vehicle	4 years
Tools and equipment	2-10 years

Expenditures on maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized.

Intangible assets, net

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from a business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful lives of intangible assets are as follows:

Useful Life
Trademarks	10 years
Software	5 years
Customer-related intangible assets	3 years

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024 and 2025, no impairment of long-lived assets was recognized.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles—Goodwill and Others,” goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis.

The Company has the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC 350-20. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the entity, and other specific information related to the operations. If the Company believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. For the fiscal years ended December 31, 2024 and 2025, the Company performed qualitative tests by evaluating Apicos and concluded that it was not more-likely-than-not that the fair value of the reporting unit is less than its carrying amount.

Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liability, and operating lease liability, non-current in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company has elected to adopt the following lease policies in conjunction with the adoption of ASU 2016-02: (i) for leases that have lease terms of 12 months or less and do not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (ii) the Company elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2020 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and(c) initial direct costs.

Finance leases

Finance lease assets are subsequently amortized using the straight-line method from the lease commencement date to the earlier of the end of its useful life or the end of the lease term unless the lease transfers ownership of the underlying asset to the Company or the Company is reasonably certain to exercise an option to purchase the underlying asset. In those cases, the finance lease assets are amortized over the useful life of the underlying asset. Accordingly, the assets leased under the finance leases are included in property and equipment, and depreciation thereon is recognized in operating expenses in the financial statements. When the Company makes its contractually required payments under finance leases, the Company allocates a portion to reduce the finance lease obligation and a portion is recognized as interest expenses.

Asset retirement obligations

The Company accounts for asset retirement obligations in accordance with ASC 410-20, Asset Retirement Obligations. ASC 410-20 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs an obligation associated with the retirement of tangible long-lived assets that result from the operation use of the leased assets. Asset retirement obligations consist of estimated restoration costs to be incurred by the Company in the future once the economic life of its leased assets is reached. The estimated fair value of the asset retirement obligation is based on the current cost escalated at an inflation rate and discounted at a credit adjusted risk-free rate. This liability is capitalized as part of the cost of the related asset and amortized over its useful life. The liability is accreted until the Company settles the obligation.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, costs that are directly attributable to a proposed offering of equity securities are capitalized as deferred offering costs. Upon the completion of the offering, such costs are recorded as a reduction of the net proceeds and charged against additional paid-in capital. These costs primarily consist of legal, accounting, consulting, SEC filing, and printing fees directly associated with the registration and offering process.

On October 10, 2025, the Company completed its IPO of 1,250,000 ADSs at a public offering price of $4.00 per ADS, generating net proceeds of JPY658,666,480 (US$4,302,198). The net proceeds were recorded in ordinary shares and additional paid-in capital based on the exchange rate on the transaction date.

Upon the completion of the IPO, total deferred offering costs of JPY303,679,188 (US$1,936,730) were recorded as a reduction of additional paid-in capital. These costs consisted of JPY157,482,065 (US$1,004,350) incurred through December 31, 2024, and JPY146,197,123 (US$932,380) incurred from January 1, 2025 through October 10, 2025.

As of December 31, 2024 and 2025, the Company had capitalized deferred offering costs of JPY157,482,065 and nil, respectively. As of December 31, 2025, all deferred offering costs were charged against the net proceeds upon the completion of IPO on October 10, 2025.

Long-term deposits

The security deposits are for the leases of headquarters and branch offices. The guaranteed deposits are for the club activity business, travel agency indemnity deposits and operating deposits. These amounts are recorded based on the contractual value and are carried to the balance sheet as non-current assets.

Other non-current assets

Other non-current assets primarily consist of long-term prepaid expenses, which mainly comprise advance payments for system maintenance fees, guarantee fees, as well as key money for property rentals. These expenses are initially recognized as assets and are subsequently transferred to the income statement over time.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement, and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The following table presents information about the Company’s financial assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2024 and 2025 and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value.

Assets and liabilities measured on a recurring basis or disclosed at fair value as of December 31, 2024 and 2025 are summarized below:

		Fair value measurement or disclosure as of December 31, 2024 using
	Total Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	JPY	JPY	JPY	JPY
Fair value disclosure[1]
Bond payable	96,807,020	-	-	96,807,020

Fair value measurements on a recurring basis
Short-term investments	4,935,000	4,935,000	-	-

			Fair value measurement or disclosure as of December 31, 2025 using
	Total Fair Value as of December 31, 2025	Total Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	JPY	US$	JPY	JPY	JPY
Fair value disclosure[1]
Bond payable	58,175,440	371,017	-	-	58,175,440

Fair value measurements on a recurring basis
Long-term investments	5,736,500	36,585	5,736,000	-	-

[1]	Fair value disclosure shows financial instruments which are not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Contract liabilities

Contract liabilities are the obligation to transfer products or services to customers for which the Company has received the consideration or has billed the customers. The Company’s contract liabilities are non-refundable payments collected in advance from customers. Contract liabilities are reclassified to revenue at the point at which products or services are delivered to customers.

Bond payable

Bond payable represents the contractual obligation of the issuer to make periodic interest payment and principal repayments at maturity. The bondholders have a fixed claim on the issuer’s assets and cash flows, similar to traditional debt instruments. If the contractual terms of the bond payable primarily represent a liability, the bonds are recognized as a liability at their fair value at the issuance date. Transaction costs directly attributable to the issuance are typically allocated to the liability and amortized over the bond’s term and the fair value has been disclosed in the fair value measurement. The bond payable is measured at amortized cost using the effective interest rate method. Interest expense is recognized over the bond’s term based on the effective interest rate, which reflects the market rate at the issuance date.

Revenue Recognition

The Company generates revenue primarily from membership, events hosting, school club support, after-school daycare services, and other fees collected from services provided. Revenue is recognized when a contract exists between the Company and a customer and upon transfer of control of promised products or services to such customer in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. The Company enters into contracts that can include various combinations of products and services, which may be capable of being distinct and accounted for as separate performance obligations. Revenue is recognized as a net of provision for refund and any taxes collected from customers, which are subsequently remitted to governmental authorities. The Company has adopted ASC 606, “Revenue from Contracts with Customers.” ASC 606 establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This guidance provides a five-step analysis in determining when and how revenue is recognized. Under the guidance, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the guidance requires the disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the goods and services, has discretion in establishing pricing, and controls the promised goods and services before transferring that service to customers. The Company’s continuing operations currently generate revenue from the following main sources:

(i) Sports school business

Membership revenue: Membership revenue comprises registration fees, monthly fees, and annual fees. The Company cultivates professional coaches and provides high-quality professional sports lessons to its customers, who are children registered as the Company’s members. The typical payment terms for membership revenue set forth in the invoice are within 30 days of the invoice date.

The Company accounts for one-time, non-refundable registration fees as fees for facilitating membership registration. The Company provides administrative support, including creating individual member accounts, performing identity verification and health assessment, and providing onboarding materials and access to member information platforms. The Company recognizes the registration fees ratably over the average duration of membership life, which is generally 1 to 2 years, and reassesses the duration annually based on historical data. The registration fees were JPY88,333,192, JPY74,944,416, and JPY69,495,358 ($443,210) for the fiscal years ended December 31, 2023, 2024, and 2025, respectively.

The Company accounts for membership annual fee revenue, net of refunds, on a deferred basis, ratably over the one-year membership period. The Company will bill and receive fixed annual membership revenue from students but not earned as contract liability on an annual basis and recognized over time, based on a straight-line basis over the school year or service period, as the customers simultaneously receive and consume the benefits of these services throughout the service period.

The Company accounts for monthly fees, each membership registration contract represents a series of distinct services, which are delivery of various courses. The services have substantially the same pattern of transfer to the students, and as such, they are considered as a single performance obligation. The transaction price is stated in the contract and known at the time of contract inception. The monthly fees are generally collected in advance and are initially recorded as contract liabilities.

There is no variable consideration in the membership registration contracts with customers, except that the Company offers certain refunds for unattended classes to students who decided to withdraw from a course.

The Company estimates the amount of such refund liability based on historical refund rates on a portfolio basis using the expected value method, and such refund liability is recorded under accrued expenses and other current liabilities on the consolidated balance sheets.

Event hosting: The Company offers event hosting service to customers, including but not limited to services like organizing sport-related events, student camps during school holidays, and day trips, which can cater to different budgets and preferences. To deliver such a service, the Company coordinates and integrates services from selected suppliers such as transportation, accommodation, and tour guide. The typical payment terms for event hosting revenue set forth in the invoices are within 30 days of the invoice date.

The Company enters into a distinct service contract with each customer for the service provided. The whole event hosting service is determined as a single performance obligation with a fixed total consideration as the customer benefits from a series of integrated services from selected suppliers, which are not separately identifiable.

The Company recognizes revenue at a point in time when the performance obligation is satisfied. The Company offers refund options to customers for event hosting fees received in advance for offline events that were subsequently cancelled due to weather conditions or natural disasters.

The Company estimates the amount of such refund liability based on historical refund rates on a portfolio basis using the expected value method, which is recorded under accrued expenses and other current liabilities on the consolidated balance sheets.

Other revenue: Other revenue generated comprised primarily of fees related to sales of sports equipment, special guidance services, and royalty fees from franchise. The typical payment terms for other revenue set forth in the invoices are within 30 days of the invoice date.

The Company sells sport equipment to customers. Each transaction represents a single performance obligation. The billing terms for sales of sports equipment are billed when equipment is delivered and is recognized at a point in time.

The Company offers special guidance services to the customers, mainly by dispatching coaches and instructors to kindergartens and nurseries to conduct sports and gymnastics classes. The fee is based on payment schedules specifying agreed rates according to the number of classes conducted each month. Each class represents a single performance obligation. The revenue from special guidance services is recognized over the contract term as customers receive and consume benefits of such services as provided. The special guidance services are billed on a monthly basis.

The Company receives certain royalty fees from franchisees for licensing franchises to operate under the Company’s trademarks, and also receives certain other support and maintenance fees professional maintenance and support for the franchisees’ sports school business. The royalty fee is calculated to be a percentage of the revenue earned by a franchisee, which percentage is agreed in the payment schedule. The support and maintenance fees are billed according to negotiated billing terms and revenue is recognized in accordance with the fulfillment of the performance obligations as set forth in the terms and conditions set forth in customer contracts.

(ii) Social business

The Company provides a variety of customized services to municipalities, other governmental authorities, and schools. The Company offers two primary services under the social business umbrella through fixed-fee contracts: school club activity support service and after-school daycare service. The billing terms for the social business are billed on a monthly, quarterly, or annual basis. The typical payment terms for social business set forth in the invoices are 30 to 60 days. The school club activity support service involves managing student club activities for elementary and middle schools, based on contracts with the schools or relevant municipalities or education boards. Service rendered includes providing sports, music, and other cultural lessons and coaching services, with revenue recognized over time on a straight-line basis throughout the contract period as customers receive and benefits from the services continuously. For certain social business contracts, revenue is recognized at a point in time when control of the service is transferred to the customer, which generally occurs upon completion of the service in accordance with the contract terms. Similarly, the after-school daycare service supports children with disabilities or developmental needs, enhancing their daily living skills and social abilities through soccer therapy, known for its developmental benefits. Revenue from after-school daycare service is also recognized over time throughout the contract period, as the benefits are continuously provided to and consumed by the customers.

Cost of revenue

Cost of revenue mainly consists of salaries to full-time coaches and instructors, rental expenses for school facility and office, promotion expenses, event expenses, depreciation and amortization of properties and equipment, and related expenses directly used in the provision of services to customers.

Selling, general, and administrative expenses

Selling, general, and administrative expenses include all operating costs of the Company, except cost of revenue, as described above. As a result, the majority of the cost of directors and staff costs, commission fees, depreciation, office supplies, travelling fees, system maintenance fees, advertisement and membership promotion fees, and operating lease expenses are included in selling, general, and administrative expenses. Since these expenses serve similar functions and pertain to the same aspects of the business, the Company has consolidated them into a single line item under this title.

Advertising expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were JPY78,836,878, JPY111,741,975 and JPY114,735,159 ($731,729) for the fiscal years ended December 31, 2023, 2024 and 2025, respectively, and had been included as part of selling, general, and administrative expenses.

Grant income

The Company recognizes grant income when they are received because they are not subject to any past or future conditions, performance conditions or conditions of use, and they are not subject to future refunds. Grant income received and recognized totaled JPY14,461,568, JPY17,038,263 and JPY16,821,366 ($107,279) for the fiscal years ended December 31, 2023, 2024 and 2025, respectively.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the fiscal years ended December 31, 2024 and 2025.

Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in shareholders’ equity. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the par value reduces additional paid-in capital.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share.” ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (for instance, convertible securities, options, and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (that is, those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the fiscal years ended December 31, 2024 and 2025, the Company included incremental dilutive ordinary shares of 1,610,352 and 3,000, respectively, in the calculation of diluted EPS.

Schedule of earnings per share

	For the Fiscal Years ended December 31,
	2024	2025
Weighted average number of ordinary shares outstanding - basic	24,910,656	25,191,441
Dilutive effect of stock options	1,610,352	3,000
Weighted average number of ordinary shares outstanding - diluted	26,521,008	25,194,441

Share-based compensation

The Company applies ASC 718, Compensation—Stock Compensation (“ASC 718”), to account for its share-based payments to employees and non-employees. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees and non-employees are classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. The Company records share-based compensation expenses for employees and non-employees at fair value on the grant date. Share-based compensation is recognized net of forfeitures, as amortized expense on a straight-line basis over the requisite service period, which is the vesting period.

The Company accounts for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

Warrants

The Company evaluates its warrants as either equity-classified or liability-classified derivatives in accordance with ASC 480, Distinguishing Liabilities from Equity and ASC 815, Derivatives and Hedging.

Warrants that are determined to be equity-classified are recorded within additional paid-in capital at their fair value on the date of issuance, and are not subject to subsequent remeasurement. The Company determined that the Representative’s Warrants issued in connection with the IPO met the criteria for equity classification. The fair value of these warrants was estimated using the Black-Scholes option-pricing model.

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, a shareholder, or a related corporation.

Commitments and contingencies

In the ordinary course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Segment reporting

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments, and major customers in consolidated financial statements for detailing the Company’s business segments.

Based on the criteria established by ASC 280, the Company’s chief operating decision-maker has been identified as its Chief Executive Officer, who reviews the operating results of each segment when making decisions about allocating resources and assessing the performance. The Company has determined that it has two reportable segments: (1) sports school business and (2) social business. The Company’s long-lived assets are all located in Japan and substantially all of the Company’s revenue is derived from Japan. Therefore, no geographical segments are presented.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company places its cash with financial institutions with high credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service customers. To reduce credit risk, the Company performs ongoing credit evaluations of the financial condition of these service customers. The Company establishes a provision for expected credit loss based upon estimates, factors surrounding the credit risk of specific service customers and other information.

Concentration of customers

As of December 31, 2024 and 2025, no customer accounted for more than 10% of the Company’s total accounts receivable.

For the fiscal year ended December 31, 2023, Customer A accounted for 12.8% of the Company’s total revenue. For the fiscal year ended December 31, 2024 and 2025, no customer accounted for more than 10% of the Company’s total revenue.

Concentration of vendors

As of December 31, 2024, Vendors A, B, and C accounted for 21.2%, 12.6%, and 10.4% of the total balance of accounts payable, respectively. As of December 31, 2025, Vendor A and C accounted for 21.6% and 10.1% of the total balance of accounts payable, respectively.

For the fiscal years ended December 31, 2023, 2024 and 2025, no vendor accounted for more than 10% of the Company’s total purchases.

Recently Adopted or Issued Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the JOBS Act, the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they apply to private companies.

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” The Company adopted ASU 2023-07 on a retrospective basis. This ASU expands public entities’ segment disclosures by requiring the disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss. It also requires disclosure of other segment items and interim disclosures of a reportable segment’s profit or loss and assets. All disclosure requirements under ASU 2023-07 are required for public entities with a single reportable segment. For more information about the impact of the adoption and disclosures on the Company’s segment, refer to Note 23, “SEGMENT REPORTING.”

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU enhances the transparency and decision usefulness of income tax disclosures to provide investors information to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. The Company adopted this guidance for the fiscal year ended December 31, 2025. For more information about the impact of the adoption and disclosures on the Company’s income tax, refer to Note 18, “TAXES.”

In March 2024, the FASB issued ASU No.2024-01, Compensation – Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. This ASU to improve generally accepted accounting principles (GAAP) by adding an illustrative example to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether profits interest and similar awards to provide employees or nonemployees with profits interest awards to align compensation with an entity’s operating performance and provide those holders with the opportunity to participate in future profits and/or equity appreciation of the entity. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In March 2024, the FASB issued ASU 2024-02 Codification Improvements – Amendments to Remove References to the Concept Statements to provide amendments to the Codification that remove references to various FASB Concepts Statements. This ASU is effective for our annual periods beginning December 15, 2024, with early adoption permitted. The adoption of this ASU did not have a significant impact on the Company’s consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 – Income Statement – Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the Effective Date. This ASU clarifies the effective date of ASU 2024-03, specifying that all public business entities must adopt the guidance for annual reporting periods beginning after December 15, 2026, and interim periods within those annual periods beginning after December 15, 2027. The Company is currently evaluating the potential impact of these new standards on our consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on the Company’s current reporting.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This ASU provides a practical expedient for all entities and an accounting policy election for entities other than public business entities, to simplify the measurement of expected credit losses for current accounts receivable and current contract assets arising from revenue transactions. This standard becomes effective for the Company for annual reporting periods beginning after December 15, 2025. The Company is currently evaluating the potential impact of these new standards on our consolidated financial statements and related disclosures. The Company does not anticipate that the adoption of these standards will have a significant impact on the Company’s current reporting.

In September 2025, the FASB issued ASU No. 2025-06 – Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40) to modernize the software capitalization requirements. The amendments eliminate the use of prescriptive software development stages and establish a new recognition threshold that requires capitalization to begin when a project is authorized and committed to funding, and it is probable that the project will be completed and used as intended. This evaluation must include an assessment for significant development uncertainty. The ASU also supersedes the separate guidance for website development costs (Subtopic 350-50) and integrates relevant recognition requirements into Subtopic 350-40. This ASU is effective for annual reporting periods beginning after December 15, 2027, with early adoption permitted. The standard permits adoption using a prospective, modified transition, or retrospective approach. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements and related disclosures, including which transition approach will be adopted.

In October 2025, the FASB issued ASU 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities.” This ASU provides guidance on the accounting for government grants received by business entities by requiring disclosures about the nature of the grants, the accounting policies used to account for the grants, and the line items on the financial statements that are affected by the grants. This ASU is effective for the Company for fiscal years beginning after December 15, 2025. The Company is currently evaluating the impact of this new standard on the Company’s consolidated financial statements.

In November 2025, the FASB issued ASU 2025-11, “Interim Reporting (Topic 270): Narrow-Scope Improvements.” This ASU provides narrow-scope improvements to Topic 270 to clarify the interim reporting requirements and improve the consistency of information provided in interim periods. This ASU is effective for the Company for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. The Company does not anticipate that the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” This ASU provides amendments to clarify the Codification, correct unintended application of guidance, and make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The effective date varies depending on the specific amendment. The Company does not anticipate that the adoption of this standard will have a significant impact on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income, or consolidated statements of cash flows.

Note 3 — NET Revenue

The Company’s net revenue consisted of the following:

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Sports school business – membership	5,221,977,950	5,841,228,798	6,225,335,854	39,702,397
Sports school business – event hosting	1,653,328,881	1,910,318,702	2,039,881,021	13,009,445
Sports school business – others	168,921,702	190,832,009	265,321,276	1,692,100
Social business	2,260,944,463	2,385,443,652	3,168,254,009	20,205,702
Subtotal	9,305,172,996	10,327,823,161	11,698,792,160	74,609,644
Add: reversal (provision) for sales refund*	(1,161,303)	1,834,972	29,609,954	188,839
Total	9,304,011,693	10,329,658,133	11,728,402,114	74,798,483

	For the Fiscal Years ended December 31,
Timing of revenue recognition	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Transferred over time	7,481,771,882	8,225,952,686	9,248,035,666	58,979,819
Transferred at a point in time	1,822,239,811	2,103,705,447	2,480,366,448	15,818,664
Total	9,304,011,693	10,329,658,133	11,728,402,114	74,798,483

*	Provision and reversal for sales refund

The “provision of sales refund” represents the provision for refund for sports school business services. The refund liability is based on estimates made from past refund historical data. The Company will re-evaluate the provision for refund liability based on the estimates to match the actual claims and expects to make use of the refund liability over the next operating period.

The “reversal of sales refund” represents the release of refund obligations initially recorded under ASC 606-10-55-23 through 55-27 for estimated customer refunds. During the reporting period, certain customers did not exercise their refund rights, and the related refund liabilities were reversed. Such reversals are recognized as an increase to revenue in the period in which the change in estimate occurs, consistent with ASC 606-10-32-10. The amount represents the reversal of previously recognized refund liabilities as certain customer refunds were no longer expected to occur. Such reversals are recorded as an increase to revenue in the period of change in estimate.

Liabilities for refund are included in “Other current liabilities” and were JPY34,542,691 and JPY4,932,737 ($31,459) as of December 31, 2024, and 2025, respectively.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Accounts receivable	522,046,672	738,489,361	4,709,753
Less: allowance of expected credit loss	(3,648,121)	(7,405,870)	(47,231)
Accounts receivable, net	518,398,551	731,083,491	4,662,522

Movement of the allowance of expected credit loss consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Beginning balance	3,496,991	3,648,121	23,266
Additions	2,004,676	8,647,329	55,149
Write-off	(1,853,546)	(4,889,580)	(31,184)
Ending balance	3,648,121	7,405,870	47,231

Note 5 — INVESTMENTS

As of December 31, 2024, the Company’s investment consisted of an equity investment in a publicly traded company in Japan, which was classified as a short-term investment as it was expected to be sold within one year.

As of December 31, 2025, the Company reclassified the investment to a long-term investment as management shifted its strategic focus toward a long-term partnership with the investee to foster business synergies and strengthen their collaborative relationship. Accordingly, the Company no longer intends to sell the investment within one year from the balance sheet date.

The Company accounts for investments in equity securities in accordance with ASC 321, Investments—Equity Securities. These investments are measured at fair value using quoted market prices in active markets, with changes in fair value recognized in earnings. The movement of the investment is shown below:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Beginning balance	5,022,500	4,935,000	31,473
Additions	-	-	-
Disposals	-	-	-
Realized (loss) gain	-	-	-
Unrealized (loss) gain	(87,500)	801,500	5,112
Ending balance	4,935,000	5,736,500	36,585

The following table summarizes the classification of the investment as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Short-term investment	4,935,000	-	-
Long-term investment	-	5,736,500	36,585

Assets measured at fair value on a recurring basis as of December 31, 2024 and 2025 are summarized below:

	As of December 31, 2024 Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2024
	JPY	JPY	JPY	JPY
Equity investments at fair value with readily determinable fair value	4,935,000	-	-	4,935,000
	4,935,000	-	-	4,935,000

	As of December 31, 2025 Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value as of December 31, 2025	Fair Value as of December 31, 2025
	JPY	JPY	JPY	JPY	US$
Equity investments at fair value with readily determinable fair value	5,736,500	-	-	5,736,500	36,585
	5,736,500	-	-	5,736,500	36,585

Note 6 — INVENTORIES, NET

Inventories, net consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Merchandise	32,381,214	26,960,222	171,940
Less: inventory valuation allowance	(7,913,026)	(5,381,745)	(34,322)
Inventories, net	24,468,188	21,578,477	137,618

For the fiscal years ended December 31, 2024 and 2025, the Company recognized provision for inventory valuation in inventories of JPY3,159,439 and JPY601,009 ($3,833), respectively, due to the write-down to its net realizable value. The provision for inventory valuation is included in cost of revenue.

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Leasehold improvements	90,584,549	112,930,072	720,217
Building and facilities	298,650	298,650	1,905
Tools and equipment	22,785,336	20,517,226	130,850
Subtotal	113,668,535	133,745,948	852,972
Less: accumulated depreciation	(57,442,488)	(35,377,239)	(225,620)
Less: accumulated impairment	(2,420,768)	(1,912,238)	(12,194)
Property and equipment, net	53,805,279	96,456,471	615,158

Depreciation expenses recognized for the fiscal years ended December 31, 2024 and 2025 amounted to JPY27,166,747 and JPY17,294,135 ($110,294), respectively.

No impairment loss had been recognized during the fiscal years ended December 31, 2024 and 2025.

Note 8 — INTANGIBLE ASSETS, NET

Intangible assets, net consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Software	311,196,348	197,712,150	1,260,919
Trademarks	4,770,500	4,770,500	30,424
Customer-related intangible assets	3,954,545	-	-
Subtotal	319,921,393	202,482,650	1,291,343
Less: accumulated amortization	(280,671,315)	(172,851,635)	(1,102,370)
Intangible assets, net	39,250,078	29,631,015	188,973

Amortization expenses recognized for the fiscal years ended December 31, 2024 and 2025 amounted to JPY32,177,754 and JPY20,107,396 ($128,236), respectively.

No impairment loss had been recognized during the fiscal years ended December 31, 2024 and 2025.

Note 9 — GOODWILL

	JPY	US$
Balance as of December 31, 2024	27,999,994	178,571
Accumulated impairment loss	-	-
Balance as of December 31, 2025	27,999,994	178,571
Accumulated impairment loss	-	-
Goodwill	27,999,994	178,571

On April 1, 2020, the Company entered into an agreement to acquire all the equity interests of Apicos. The primary asset purchased in the acquisition was the workforce of the acquired business as well as sales growth from future service offerings and new customers. The goodwill is not deductible for tax purposes. The acquisition was accounted for as an acquisition of a business.

The purchase consideration was JPY50,000,000 in cash and was paid on April 1, 2020. Goodwill of JPY27,999,994 ($178,571) represents the excess of the purchase price over the estimated fair value of the net assets Apicos acquired.

The Company tests goodwill for impairment on an annual basis or sooner, if deemed necessary. There was no impairment for the fiscal years ended December 31, 2024 and 2025.

Note 10 — LONG-TERM DEPOSITS

Long-term deposits consisted of the following:

	As of December 31,
	2024	2025	2025
Deposits	JPY	JPY	US$
Security deposits	142,725,261	143,010,477	912,057
Guarantee deposits	7,682,015	7,206,315	45,958
	150,407,276	150,216,792	958,015

Note 11 — BANK LOANS

Bank loans consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Short-term loans	700,000,000	100,000,000	637,755
Current portion of long-term loans	230,785,000	151,030,000	963,202
Long-term loans	175,452,000	24,422,000	155,752
Bank loans	1,106,237,000	275,452,000	1,756,709

Schedule of bank loans:

As of December 31, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY
Mizuho bank	400,000,000	June 30, 2025	1.2%	-
Mizuho bank	200,446,000	September 30, 2026	1.2%	-
Chikuho bank	100,000,000	April 30, 2025	0.9%	-
Saga bank	31,694,000	January 31, 2028	1.7%	-
Saga bank	100,000,000	March 31, 2025	1.0%	-
Saga bank	11,136,000	March 31, 2025	1.2%	-
Fukuoka bank	6,648,000	March 31, 2025	1.2%	-
Fukuoka bank	13,913,000	April 30, 2025	1.4%	-
Higashi Nihon bank	18,800,000	June 30, 2025	1.2%	-
Kita Kyushu bank	11,040,000	March 31, 2025	1.2%	-
Risona bank	112,560,000	March 31, 2027	1.4%	-
Mitsubishi UFJ bank	100,000,000	March 31, 2025	1.3%	-
Total bank loans	1,106,237,000
Total bank loans (US$)	7,029,529

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY
Mizuho Bank	91,114,000	September 30, 2026	1.7%	-
Saga Bank	21,698,000	January 31, 2028	1.9%	-
Risona Bank	62,640,000	March 31, 2027	1.9%	-
Mitsubishi UFJ Bank	100,000,000	March 31, 2026	1.8%	-
Total bank loans	275,452,000
Total bank loans (US$)	1,756,709

Interest expenses for the fiscal years ended December 31, 2024 and 2025 amounted to JPY12,512,123 and JPY12,643,607 ($80,635), respectively.

As of December 31, 2025, the Company’s future loan obligations according to the terms of the loan agreement were as follows:

	JPY	US$
2026	251,030,000	1,600,957
2027	22,716,000	144,872
2028	1,706,000	10,880
2029	-	-
2030	-	-
Thereafter	-	-
Total bank loans	275,452,000	1,756,709

The Company’s bank loan agreements contain covenants, which require compliance with financial ratios. As of December 31, 2024 and 2025, the Company was in compliance with all the financial covenants under its existing loan agreements.

Note 12 — BOND PAYABLE

Bond payable consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Bond payable – current	40,000,000	40,000,000	255,102
Bond payable – non-current	56,807,020	18,175,440	115,915
Bond payable	96,807,020	58,175,440	371,017

The Company issued corporate bonds through a bank, which consisted of the following:

As of December 31, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral / Guarantee
	JPY
6th Series Unsecured Private Placement Bonds Limited to Qualified Institutional Investors	60,000,000	April 28, 2027	0.5%	-
Less: Bond issuance cost	(1,824,560)
Total bond payable	58,175,440
Total bond payable (US$)	371,017

The bonds bear interest at the rate of 0.5% per annum. Interest is payable semi-annually in arrears on and of each year, beginning on April 28, 2022.

As of December 31, 2025, the Company’s future principal amounts of bonds according to the terms of the agreement were as follows:

	JPY	US$
2026	40,000,000	255,102
2027	20,000,000	127,551
2028	-	-
2029	-	-
2030	-	-
Thereafter	-	-
Total bond payable	60,000,000	382,653

Note 13 — ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Accrued compensation and employee benefits	932,876,524	933,668,453	5,954,518
Activities expenses	16,548,585	38,447,553	245,201
Professional service fees	42,788,200	31,921,470	203,581
Office software subscription fees	6,574,975	2,985,400	19,040
Withholding tax payable	10,449,195	13,058,592	83,282
Others	100,503,102	140,914,967	898,692
Total accrued liabilities	1,109,740,581	1,160,996,435	7,404,314

Note 14 — CONTRACT LIABILITIES

Movement in contract liabilities consisted of the following:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Beginning balance	170,888,489	158,243,945	1,009,209
Deposits received from customers	693,058,707	587,144,376	3,744,543
Amounts recognized to revenue	(673,048,248)	(578,366,253)	(3,688,560)
Less: refunds to customers	(92,000)	(130,000)	(829)
Less: disposal of a subsidiary*	(32,563,003)	-	-
Ending balance	158,243,945	166,892,068	1,064,363

*	See Note1

Note 15 — ASSETS RETIREMENT OBLIGATIONS

Following are the asset retirement obligations recognized by the Company:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
At the beginning of the year	27,225,450	12,914,758	82,365
Liabilities incurred during the year	-	17,594,887	112,212
Liabilities settled during the year	(14,409,133)	-	-
Accretion of liability	98,441	266,270	1,698
Assets retirement obligations	12,914,758	30,775,915	196,275

Note 16 — SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

The Company’s selling, general, and administrative expenses consisted of the following:

	As of December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Salaries and welfare expenses	731,606,704	994,884,994	1,215,183,878	7,749,897
Office rental fees	254,796,251	286,839,848	300,470,479	1,916,266
System maintenance fees	227,858,326	255,944,146	278,225,038	1,774,394
Commission expenses	216,132,889	236,950,681	249,837,903	1,593,354
Depreciation and amortization expenses	92,376,436	122,007,991	126,109,125	804,267
Promotion fees	78,836,878	111,741,975	114,735,159	731,729
Travel expenses	62,265,518	85,024,828	83,043,884	529,617
Recruitment fees	58,860,880	78,705,989	132,843,009	847,213
Office supplies	31,800,459	10,039,648	24,152,960	154,037
Tax and Public Dues	27,432,978	85,757,626	131,617,868	839,400
Entertainment Expense	22,338,255	26,582,451	26,511,102	169,076
Conference Fee	23,887,967	19,551,647	18,130,771	115,630
Others*	113,786,249	113,957,607	137,351,761	875,967
Total	1,941,979,790	2,427,989,431	2,838,212,937	18,100,847

*	Others primarily consist of selling, general, and administrative expenses that are not individually material to the Company’s financial position, including but not limited to utilities and administrative expenses.

Note 17 — OTHER INCOME(EXPENSES), NET

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Unrealized gain(loss) on short-term investments	175,000	(87,500)	-	-
Unrealized gain on long-term investments	-	-	801,500	5,112
Loss on disposal of long-lived assets	(712,149)	(190,430)	(659,442)	(4,206)
Loss on disposal of a subsidiary*	-	(753,900)	-	-
Other income**	14,126,116	22,266,735	26,943,327	171,832
Other expenses***	-	(3,881,061)	(51,827,873)	(330,534)
Total other income, net	13,588,967	17,353,844	(24,742,488)	(157,796)

*	On April 8, 2024, the Company transferred 100% of the shares of its wholly owned subsidiary, Sky Earth Sports Co., to the subsidiary’s representative director, Mr. Soichiro Kanazawa, for an aggregated consideration of JPY12,500,000 ($79,719), resulting in a recognized loss of JPY753,900 ($4,808). In connection with the disposal of Sky Earth Sports Co., the Company evaluated whether the disposal constitutes a strategic shift that has, or is expected to have, a major effect on the Company’s operations and financial results, and concluded that the impact of this disposal is limited and does not represent a strategic shift.
**

Other income primarily included JPY9,533,619, JPY7,764,628 and JPY9,560,306 ($60,971) of the franchise income collected for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. The Company has established a system to support the Company’s full-time coaches to apply and register as franchisees, in which the Company transfers certain business rights and members to the full-time coaches.

In addition, for the fiscal year ended December 31, 2025, other income included foreign exchange gains on foreign currency bank deposits of JPY7,743,963 ($49,388), primarily resulting from the fluctuation of the Japanese yen against the U.S. dollar regarding the proceeds from the initial public offering.

For the fiscal year ended December 31, 2024, the Company received eviction compensation of JPY5,500,000 ($35,077) in connection with the vacating of a leased building and recorded it as Other income.

The Company recognized a gain of JPY3,433,012 ($21,894) on the settlement of its asset retirement obligations associated with its headquarters due to waiver of restoration requirement and has recorded it in Other Income for the fiscal year ended December 31, 2024.

***	Other expenses primarily included JPY18,114,059 ($115,523) and JPY3,806,848 ($24,278) of fees for the syndicate loan and the commitment line, respectively, and JPY22,129,368 ($141,131) of loss related to changes in franchisee contracts for the fiscal year ended December 31, 2025.

Note 18 — TAXES

Income taxes

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. During the fiscal years ended December 31, 2023, 2024 and 2025, all taxable income of the Company was generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments.

For the fiscal years ended December 31, 2023, 2024 and 2025, the Company’s income tax expenses were as follows:

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
Current	159,658,082	156,791,073	117,767,517	751,068
Deferred	5,198,043	(37,441,597)	50,589,351	322,636
Total	164,856,125	119,349,476	168,356,868	1,073,704

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at December 31, 2024 and 2025 are presented below:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Deferred tax assets
Lease liabilities	158,537,607	202,964,459	1,294,416
Bonus accruals	54,654,513	19,793,992	126,237
Temporary difference in depreciation and amortization	30,723,125	15,714,832	100,222
Vacation accrual	75,750,742	91,748,815	585,133
Deferred revenue	17,616,672	19,079,717	121,682
Provision for inventory impairment	2,200,817	1,647,890	10,510
Allowance for expected credit losses	1,897,441	3,791,544	24,181
Refund liabilities	14,793,367	9,910,974	63,208
Others	22,182,811	14,143,516	90,200
Valuation allowance	(1,717,515)	(2,247,444)	(14,333)
Total deferred tax assets	376,639,580	376,548,295	2,401,456

Deferred tax liabilities
ROU assets	(159,208,809)	(211,907,388)	(1,351,450)
Deferred bond payable issuance cost	(977,690)	(558,680)	(3,563)
Others	(1,781,503)	-	-
Total deferred tax liabilities	(161,968,002)	(212,466,068)	(1,355,013)
Deferred tax assets, net	214,671,578	164,082,227	1,046,443

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income to the Japanese statutory tax rate for the fiscal years ended December 31, 2023, 2024, and 2025 were as follows:

	For the Fiscal Years ended December 31,
	2023	2024	2025
	%	%	JPY	US$	%
Japanese statutory tax rate	34.6%	34.6%	185,807,208	1,184,995	30.6%
Changes in valuation allowance	(1.6)%	(5.0)%	529,929	3,380	0.1%
Tax rate disparity between parent and subsidiaries	(0.3)%	(0.2)%	192,816	1,230	-%
Share based compensation	0.6%	-%	-	-	-%
Tax per capita	1.5%	1.2%	6,026,353	38,433	1.0%
Non-deductible expenses	5.0%	1.3%	8,853,669	56,465	1.5%
Deferred IPO costs*	(0.5)%	(8.6)%	(20,333,958)	(129,681)	(3.4)%
Other	0.9%	(1.1)%	(12,719,149)	(81,117)	(2.1)%
Effective tax rate	40.2%	22.2%	168,356,868	1,073,705	27.7%

*	The Company’s significant rate reconciliation items are primarily driven by “Deferred IPO costs” during the fiscal year ended December 31, 2024 and 2025. In accordance with ASC 740-10-50-10, the Company has evaluated the significancy and has chosen to disclose this line item separately in the table above to enhance transparency and provide a clearer understanding of the components.

In accordance with the adoption of ASU 2023-09 on a prospective basis, the following table summarizes income taxes paid, net of refunds, disaggregated by jurisdiction for the fiscal year ended December 31, 2025.

	For the Fiscal Years ended December 31,
	JPY	US$
Federal	-	-
State	-	-
Foreign (Japan - National and Local)	144,636,317	922,425
Total Income Taxes Paid	144,636,317	922,425

Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of income and comprehensive income. Before October 1, 2019, the applicable consumption tax rate was 8%, and since October 1, 2019, the Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the new Japanese tax law. For overseas sales, the Company is exempt from paying consumption tax. The Company deducts input consumption tax paid on purchases against output consumption tax, subject to the requirements and certain limitations under the qualified invoice system in Japan.

Note 19 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Mr. Kiyotaka Ito	Mr. Kiyotaka Ito is the Company’s founder and has served as its representative director and Chief Executive Officer since August 2001.

a.	Amount due from a director

Due from a director consisted of the following:

		As of December 31,
Name of related party	Nature of transactions	2023	2024	2025	2025
		JPY	JPY	JPY	US$
Mr. Kiyotaka Ito	The receivable represented compensation to be made by Mr. Kiyotaka Ito.	33,577,065	-	-	-
	Total	33,577,065	-	-	-

The balance as of December 31, 2023 was fully settled in cash on June 27, 2024. See “Notes to Consolidated Financial Statements—Note 24 Commitments and Contingencies—Legal Proceedings” for further details.

b.	Amount due to a director

Due to a director consisted of the following:

		As of December 31,
Name of related party	Nature of transactions	2023	2024	2025	2025
		JPY	JPY	JPY	US$
Mr. Kiyotaka Ito	The payable represented an advance payment made by the CEO on behalf of the Company to settle a liability.*	-	1,000,000	-	-
	Total	-	1,000,000	-	-

*	The payable for the fiscal year ended December 31, 2024, was fully settled on January 30, 2025.

Note 20 — EQUITY

Ordinary shares

The total number of authorized shares of the Company’s ordinary shares was 80,000,000 as of December 31, 2024 and 2025.

On October 16, 2024, the Company’s board of directors approved a share split of the Company’s outstanding ordinary shares at a ratio of 1-to-20, which became effective on November 1, 2024, resulting in 25,310,660 shares issued and 24,910,660 shares outstanding as of December 31, 2023 and 25,310,660 shares issued and 24,910,619 shares outstanding as of December 31, 2024 giving effect of the share split. The Company believes it is appropriate to reflect the above transactions on a retroactive basis similar to a share split pursuant to ASC 260. All references made to share numbers or share values in the accompanying consolidated financial statements and applicable disclosures have been retroactively adjusted to reflect the 1-to-20 share split.

In October 2025, the Company completed its IPO of 1,250,000 ADSs, representing 1,250,000 ordinary shares, at a public offering price of $4.00 per ADS. The offering resulted in net proceeds of JPY658,666,480 ($4,302,198), of which JPY329,333,241($2,100,340) was recorded in ordinary shares and JPY329,333,239 ($2,100,340) was recorded in additional paid-in capital. In connection with the offering, deferred IPO costs of JPY303,679,188 ($1,936,730) were charged against additional paid-in capital.

Furthermore, in conjunction with the IPO, the Company issued 37,500 warrants to the representative of the underwriters. The Company recognized the fair value of these warrants, amounting to JPY12,412,500 ($79,161), as additional paid-in capital. As of December 31, 2025, the total number of ordinary shares issued and outstanding was 26,560,660 and 26,160,619, respectively.

For the fiscal years ended December 31, 2024 and 2025, the Company did not declare any dividend.

Treasury shares

During the fiscal year ended December 31, 2024, based on historical share valuation, the Company acquired 41 ordinary shares at a price of JPY300 per share, with a total cost of JPY12,265. This acquisition was approved by the Company’s board of directors and was due to the dissolution of the employee stock ownership plan. The acquired treasury shares have no voting rights and are not eligible for dividends.

As of December 31, 2024 and 2025, a total of 400,041 of the Company’s ordinary shares were held in treasury for a total cost of JPY100,012,265($637,833).

Note 21 — SHARE-BASED COMPENSATION

Pre-IPO share option schemes

On April 27, 2018, the Company awarded options to purchase an aggregate of 1,496,200 ordinary shares at an exercise price of JPY5 per share to various officers, directors, and employees of the Company. The options vested on April 28, 2020, with the expiration date on April 27, 2028 (“the first series of stock option”).

On December 27, 2019, the Company awarded options to purchase an aggregate of 923,600 ordinary shares at an exercise price of JPY244 per share to various officers, directors, and employees of the Company. The options vested on December 20, 2021, with the expiration date on December 19, 2029 (“the second series of stock option”).

On March 31, 2021, the Company awarded certain Trust-Type Share Options. The Trust-Type Share Options is administered by the board of directors and has a term of eight years from the date of adoption. Under the Trust-Type Share Options plan, the Company deposited into the trust a set of options that are convertible to a total of 3,000,000 ordinary shares of the Company. The board of directors and the trustee of the Trust-Type Share Options, in their discretion, may designate and distribute these options to individuals, including but not limited to employees, officers, and directors. The purpose of the Trust-Type Share Options is to attract and retain exceptionally qualified and talented individuals and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards (“the third series of stock option”).

The Trust-Type Share Options (trust for market value-issue stock acquisition rights) is a scheme of where the option holder is granted the right to acquire the Company’s shares at pre-determined price, which can be lower than the fair market value, therefore generating immediate benefit to the option holder. The trust type plan was initiated and created by the trustor (Mr. Kiyotaka Ito, the Company’s Chief Executive Officer) when he deposited funds into the trust with the intention to reward the beneficiaries of the plan. A third-party trustee is entrusted with the responsibility to grant to beneficiaries (including officers and employees) the options.

The following table summarizes the share option activities and related information for the fiscal years ended December 31, 2024 and 2025:

	Number of Options	Weighted-Average Exercise Price*	Weighted-Average Exercise Price*	Weighted Average Remaining Contractual Term
		JPY	US$	Years
Outstanding as of December 31, 2023	162,830	234.55	1.50	7.05
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited / cancelled**	(162,680)	234.68	1.50	-
Outstanding as of December 31, 2024	150	84.67	0.54	3.89
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited / cancelled**	-	-	-	-
Outstanding as of December 31, 2025	150	84.67	0.54	2.89
Vested and exercisable as of December 31, 2025	150

*	Retrospectively restated for a 1-to-20 share split which became effective on November 1, 2024.
**	In May 2024, 270 units of the first series of stock options and 150 units of the second series of stock options were forfeited. In June 2024, 150,000 units of the third series of stock options were forfeited. In July 2024, 9,840 units of the first series of stock options and 2,420 units of the second series of stock options were forfeited.

Based on the fair value of the underlying ordinary shares of Leifras, the Company used the Black-Scholes option-pricing model to determine the fair value of the share options as of the grant date. Option valuation model requires the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share options.

	April 27, 2018	December 27, 2019	March 31, 2021
Expected volatility	19.01%	17.80%	16.88%
Risk-free interest rate	0.089%	0.089%	0.089%
Dividend yield	-	-	-
Exercise term	8 years	8 years	8 years

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of Japanese treasury bonds based on the expected term of the incentive shares. The share options above contained a performance condition of exercisability upon a successful listing on the Nasdaq Stock Market or any other stock exchanges all over the world.

The options are subject to both a service condition, requiring employees to remain employed throughout the vesting period, and a performance condition, contingent upon a successful listing on the Nasdaq Stock Market or any other stock exchanges all over the world. Share-based compensation expenses are recognized on a straight-line basis over the vesting periods, provided the service condition is met and the performance condition is deemed probable. The Company recognized share-based compensation expenses related to the options of JPY6,787,500, JPY0 and JPY0 ($0) for the fiscal years ended December 31, 2023, 2024 and 2025, respectively, in relation to the share options issued under the pre-IPO share option schemes.

Representative’s Warrants

In connection with the Company’s IPO which closed on October 10, 2025, the Company issued warrants (the “Representative’s Warrants”) to the underwriter, Kingswood Securities LLC, to purchase up to 37,500 ADSs at an exercise price of $4.80 per ADS. The Representative’s Warrants are exercisable during the four and a half-year period commencing six months after the closing date of the IPO.

The Representative’s Warrants were accounted for as equity-classified instruments in accordance with ASC 718, Compensation—Stock Compensation. The grant-date fair value of the Representative’s Warrants was approximately JPY12,412,500 ($79,161). Such amount was recognized as underwriting compensation and recorded as a reduction of additional paid-in capital upon the completion of the IPO.

The fair value of the Representative’s Warrants was determined using a valuation model with assumptions consistent with those used for other equity instruments issued by the Company.

The following table summarizes the Representative’s Warrants activities and related information for the fiscal year ended December 31, 2025:

	Number of Warrants	Weighted-Average Exercise Price	Weighted Average Remaining Contractual Term
		US$	Years
Outstanding as of January 1, 2025	-	-	-
Granted	37,500	4.80	-
Exercised	-	-	-
Forfeited / cancelled	-	-	-
Outstanding as of December 31, 2025	37,500	4.80	4.78
Vested and exercisable as of December 31, 2025	-

Based on the fair value of the underlying ordinary shares of Leifras, the Company used the Black-Scholes option-pricing model to determine the fair value of the share options as of the grant date. Warrants valuation model requires the input of highly subjective assumptions, including the warrants’ expected life and the price volatility of the underlying shares, and changes in the subjective input assumptions can materially affect the fair value estimate of share warrants.

2025
Expected volatility	66.4%
Risk-free interest rate	3.722%
Dividend yield	-
Exercise term	4.5 years

The expected volatility is calculated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies. The risk-free interest rate is estimated based on the yield to maturity of United States treasury bonds based on the expected term of the incentive shares.

Note 22 — LEASE

The Company determines if an arrangement is a lease, or contains a lease, at inception. U.S. GAAP requires that the Company’s leases be evaluated and classified as operating or finance leases for financial reporting purposes. The classification evaluation begins at the commencement date and the lease term used in the evaluation includes the non-cancellable period for which the Company has the right to use the underlying asset, together with renewal option periods when the exercise of the renewal option is reasonably certain and failure to exercise such option which results in an economic penalty.

The ROU assets related to offices, office equipment, and commercial vehicles. The Company recognized ROU assets and lease liabilities as follows:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Assets
Financing lease ROU assets	208,611,550	236,908,226	1,510,894
Operating lease ROU assets	337,330,750	482,694,859	3,078,411
Total lease assets	545,942,300	719,603,085	4,589,305

Liabilities
Current
Finance leases	71,681,545	88,017,810	561,338
Operating leases	110,889,134	138,880,117	885,715
Total	182,570,679	226,897,927	1,447,053

Non-current
Finance leases	140,333,247	144,989,192	924,676
Operating leases	207,353,977	347,365,643	2,215,342
Total	347,687,224	492,354,835	3,140,018

As of December 31, 2025, future minimum lease payments under finance lease liabilities and operating lease liabilities were as follows:

	Finance lease	Operating lease	Finance lease	Operating lease
	JPY	JPY	US$	US$
Future payment
2026	90,401,972	144,499,286	576,543	921,552
2027	66,828,602	111,569,799	426,203	711,542
2028	42,703,496	60,509,545	272,344	385,903
2029	26,242,610	48,152,420	167,364	307,095
2030	8,577,855	51,780,670	54,706	330,234
Thereafter	3,369,400	87,738,230	21,488	559,554
Total future lease payment	238,123,935	504,249,950	1,518,648	3,215,880
Less: imputed interest	(5,116,933)	(18,004,190)	(32,634)	(114,823)
Present value of lease liabilities	233,007,002	486,245,760	1,486,014	3,101,057
Lease liabilities, current	88,017,810	138,880,117	561,338	885,715
Lease liabilities, non-current	144,989,192	347,365,643	924,676	2,215,342

The following summarizes other supplemental information about the Company’s finance leases and operating leases:

	As of December 31,
	2024	2025	2025
	JPY	JPY	US$
Weighted average remaining lease term (years)
Finance leases	3.44	3.29	3.29
Operating leases	6.48	5.76	5.76

Weighted average discount rate (per annum)
Finance leases	0.96%	1.23%	1.23%
Operating leases	0.97%	1.30%	1.30%

Note 23 — SEGMENT REPORTING

The Company follows ASC 280, “Segment Reporting,” to report information about operating segments. The Company’s reportable segments are components of the Company for which separate financial information is available and evaluated regularly by the Company’s Chief Executive Officer, the Chief Operating Decision-Maker (“CODM”), Mr. Kiyotaka Ito, the representative director and CEO of the Company, in deciding how to allocate resources and in assessing performance.

The Company has identified two reportable segments as follows:

Sports school business: This segment focuses on providing services related to the operation of sports schools and organizing events for children.

Social business: This segment provides services including managing extracurricular activities in schools, sports therapy for children with disabilities, and health exercise guidance.

Segment profit or loss measure

The CODM evaluates segment performance based on “direct operating profit,” which is defined as segment net revenue less directly attributable cost of revenue and segment-specific selling, general and administrative expenses. Segment-specific expenses include, but are not limited to, instructor salaries, facility leasing costs, and local marketing expenses. Certain corporate-level selling, general and administrative expenses are excluded from segment results and instead reported within “corporate expenses.” These corporate expenses consist primarily of headquarters-related administrative costs, professional fees (such as audit and legal fees), and other general expenses that are not specifically identifiable to any reportable segment. These costs are not allocated to the reportable segments.

Segment assets

The CODM does not regularly review segment assets for the purposes of making decisions about allocating resources or assessing performance. Accordingly, no measure of segment assets is disclosed.

ASU 2023-07 disclosure

In accordance with ASU 2023-07, the Company has identified “salaries and welfare expenses” as a significant segment expense (“SSE”) for both segments. These expenses are regularly reviewed by the CODM, are included in the measure of segment profit or loss, and serve as the primary driver in evaluating segment performance and determining resource allocation, as the Company’s business model is highly dependent on specialized human resources. This expense is presented for each reportable segment in the segment disclosure tables below. “Other Expenses” within the segment results primarily consist of travel expenses, communication costs, and small-tool supplies required for local operations.

Restatement of prior periods

Historically, the Company reported its results as a single reportable segment. Effective January 1, 2025, management transitioned to a two-segment structure to reflect organizational changes. Accordingly, the segment information for the fiscal years ended December 31, 2023 and 2024 has been restated to conform to the current year’s presentation. This restatement is for presentation purposes only and does not impact the previously reported consolidated net revenue, income from operations, or net income.

Segment performance

The following table summarizes financial information by reportable segment, presents SSE, and reconciles total segment profit to consolidated income from operations and net income for the fiscal years ended December 31, 2023, 2024, and 2025.

	For the Fiscal Years ended December 31,
	2023	2024	2025	2025
	JPY	JPY	JPY	US$
School Business
Revenue	7,043,067,230	7,944,214,481	8,560,148,105	54,592,781
Salaries and welfare expenses (SSE)	3,133,808,792	3,250,090,426	3,510,116,624	22,385,948
Other Expenses	2,249,446,447	2,701,764,945	2,922,077,635	18,635,699
Segment Profit	1,659,811,991	1,992,359,110	2,127,953,846	13,571,134

Social Business
Revenue	2,260,944,463	2,385,443,652	3,168,254,009	20,205,702
Salaries and welfare expenses (SSE)	1,644,241,337	1,650,713,169	1,941,452,857	12,381,715
Other Expenses	600,635,613	631,993,917	757,697,717	4,832,256
Segment Profit	16,067,513	102,736,566	469,103,435	2,991,731

Total segments
Total Revenue	9,304,011,693	10,329,658,133	11,728,402,114	74,798,483
Total Segment Profit	1,675,879,504	2,095,095,676	2,597,057,281	16,562,865

Total Segment Profit	1,675,879,504	2,095,095,676	2,597,057,281	16,562,865
Corporate Expenses*	1,280,224,211	1,575,338,415	1,969,651,466	12,561,552
Consolidated Income from operations	395,655,293	519,757,261	627,405,815	4,001,313
Other Income / (Expenses), net	14,541,952	18,226,202	(20,589,330)	(131,310)
Income Tax Expense	164,856,125	119,349,476	168,356,868	1,073,704
Consolidated Net Income	245,341,120	418,633,987	438,459,617	2,796,299

*	Corporate expenses primarily consist of corporate administrative expenses and other general and administrative costs that are not allocated to segments for internal reporting purposes. Accordingly, reportable segment results are presented on a pre-allocation basis of such corporate overhead.

Note 24 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such a contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company may consider many factors in making these assessments including historical performance and specific facts and circumstances of each matter.

Over-claimed service fees – after-school daycare service facilities

In late 2024, the Company identified over-claimed service fees at four of its after-school daycare service facilities located in Hokkaido (Shiroishi, Asahi, Teine, and Hakodate). During the fiscal year ended December 31, 2025, the Company fully completed the refund of the over-claimed amounts for the Shiroishi, Asahi, and Teine facilities. As of December 31, 2025, the remaining balance related to the Hakodate facility was recorded as other receivable in the consolidated balance sheet, because the provisional payments previously made to the local government exceeded the finalized refund amount. This balance was collected in January 2026.

In management’s opinion, except as disclosed above, there were no pending or threatened claims or litigation as of December 31, 2025, and up through April 8, 2026, the date the consolidated financial statements were available to be issued.

The Company is committed under long-term bank loans, bond payable, asset retirement obligation, operating leases for offices, and finance leases for office equipment and commercial vehicles. The following table summarizes the Company’s contractual obligations as of December 31, 2025:

	Payment due by period
	Less than one year	One to three years	Three to five years	More than five years	Total	Total
	JPY	JPY	JPY	JPY	JPY	US$
Bank loans	251,030,000	24,422,000	-	-	275,452,000	1,756,709
Bond payable	40,000,000	20,000,000	-	-	60,000,000	382,653
Asset retirement obligation	1,166,339	-	907,036	28,702,540	30,775,915	196,275
Finance lease liabilities	90,401,972	109,532,098	34,820,465	3,369,400	238,123,935	1,518,648
Operating lease liabilities	144,499,286	172,079,344	99,933,090	87,738,230	504,249,950	3,215,880
Total	527,097,597	326,033,442	135,660,591	119,810,170	1,108,601,800	7,070,165

Legal proceedings

Between July and September 2020, a former representative director and vice president of the Company (the “Defendant”) entered into three service contracts in a total amount of JPY187,000,000 ($1.19 million) without the board of directors’ approval.

In connection with a civil lawsuit against the Defendant filed on February 26, 2021, Mr. Kiyotaka Ito transferred personal funds in cash into the Company’s account, for the purposes of compensation for damages caused by the Defendant. The transfer was made in several installments from November 2020 to March 2022, totaling JPY41,362,768 ($0.26 million).

In December 2023, the lawsuit between the Defendant and the Company was settled with the Defendant transferring 400,000 ordinary shares of the Company, valued at JPY100,000,000 ($0.64 million) to the Company, which was recorded as an increase in capital surplus and treasury shares (the “Settlement”). Upon the Settlement, the board of directors approved the return of the transferred funds to Mr. Kiyotaka Ito, with the Company withholding JPY19,004,123 ($0.12 million) in taxes.

After the Settlement, the Company’s audit committee obtained a legal opinion from Japanese legal counsel of the Company, which calculated the unrecovered damages in accordance with the Japan Company Act 423 of Japanese commercial law. The audit committee concluded that JPY55,935,710 ($0.36 million) uncompensated damages remained after the Settlement.

On June 14, 2024, the board of directors approved Mr. Kiyotaka Ito’s compensation in the amount of JPY55,935,710 ($0.36 million) uncompensated damages. On June 27, 2024, Mr. Kiyotaka Ito fully paid the JPY55,935,710 ($0.36 million) to the Company. JPY33,577,065 ($0.22 million) to the Company, which equals to (i) JPY55,935,710 ($0.36 million) minus (ii) the JPY22,358,645 ($0.14 million) transferred funds repayment owed to Mr. Kiyotaka Ito, was recorded as a reduction in Mr. Kiyotaka Ito’s compensation for the fiscal year ended December 31, 2023.

Note 25 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions from December 31, 2025 up through April 8, 2026, which is the date that these consolidated financial statements are available to be issued. Except as disclosed below, no other subsequent events have occurred that would require recognition or disclosure in the Company’s consolidated financial statements.

(1)	Bond issuance

Pursuant to a resolution of the Board of Directors on October 15, 2025, the Company issued the 7th series of unsecured corporate bonds on January 30, 2026. The aggregate principal amount of the bonds is JPY200 million ($1.28 million), issued at par for general working capital purposes. The bonds bear interest at an annual interest rate of 1.250%, with interest payable semi-annually in arrears on January 30 and July 30 of each year. The principal is subject to scheduled semi-annual repayments commencing on July 30, 2026, through the final maturity date of January 30, 2031. The U.S. dollar amount is translated at the convenience rate of $1 = JPY156.8, as described in Note 2. The bonds are not subject to any restrictive financial covenants.

(2)	Acquisition of Business

On February 27, 2026, the Company entered into a definitive agreement to acquire the business of after-school day service facilities from Well Resources Co., Ltd. This transaction is expected to be accounted for as a business combination and is intended to expand the Company’s service offerings within its social business segment. As of the date of these consolidated financial statements, the acquisition has not yet closed. The transaction is expected to close on May 1, 2026, subject to customary closing conditions.

The total consideration for the acquisition is JPY132 million (including consumption tax), which is expected to be paid in cash upon the closing of the transaction. The Company is currently evaluating the accounting treatment of this transaction, including the identification and measurement of assets acquired and liabilities assumed. Accordingly, the Company has not yet completed its preliminary purchase price allocation, and the financial impact of the acquisition cannot be reasonably estimated at this time.